Form 10-K405, Exhibit 13
period 1995-03-31
GAMMA BIOLOGICALS INC
filed 1995-06-29
CIK 317890

Gamma 1995 ANNUAL REPORT



           '70 Organized as in-vitro diagnostic reagent manufacturer



                 '95 Celebrates silver anniversary, a quarter century of service











                            Cover photo goes here.

The Company

Gamma Biologicals, Inc. manufactures and sells a wide variety of highly refined and specialized testing products known as in-vitro diagnostic reagents. These reagents, which are restricted to specific uses and for which there are no substitutes, are used . to test blood to ensure safe transfusions, . to detect hemolytic disease of the newborn, . to determine the presence or absence of the Rh factor, . to study inherited blood factors, and . to aid in the diagnosis of certain human diseases, such as autoimmune hemolytic anemia.

Operating in a niche market, Gamma supplies products and services to immunohematology, commonly called "blood banking". Immunohematology is one of the major disciplines within the $2+ billion clinical (laboratory) medicine market.

The company sells its products to blood donation centers (blood banks), transfusion departments of hospitals, medical laboratories, physicians' offices and research institutions through a direct sales force and a dealer network. Gamma distributes its products to more than 50 countries.


Contents

Company profile                   Inside front cover
Letter to shareholders                             2
 Founder's viewpoint                               2
 President's message                               4
Review of operations                               7
 Industry synopsis                                 7
 New product review                                9
 International marketing                          10
Preface to year-end financials                    13
Corporate data                     Inside back cover

                         After 25 years,

                         Gamma Biologicals is still

                         a company of experienced people

                         dedicated to

                         providing

                         the profession

                         quality products and service.

Letter           A LETTER TO SHAREHOLDERS


The Founder's Viewpoint

Please allow me to look beyond financial results and give you a short overview of this entity we call Gamma. Twenty-five years ago, the co-founders envisioned a company that would compete successfully in a niche in-vitro diagnostic market
- -- immunohematology. We entered this business -- with $0 sales -- facing eight well-entrenched domestic competitors. We have survived and progressed, and today the company has reached the number two position -- with $18 million in sales -- and has only three active domestic competitors.

Our commitment to bench technologists as their source of quality products and service has earned Gamma a worldwide reputation envied by the competition. We have never lost sight of the diagnostic laboratory workers, who perform extremely important blood tests to determine patient/donor compatibility prior to transfusion. To this end, management has built an in-house team based on skills and knowledge to support our 20 sales people, a unique group of expert technical representatives that includes 18 former customers. The company has and continues to support our sales force and our international dealers with new products, based primarily on monoclonal reagents.

Since our initial public offering in August 1980, we have tried and continue to enhance shareholder value. Our field as manufacturers and marketers of blood bank reagents is not a high-tech industry like the computer business, where stock prices skyrocket, then occasionally crash. Nor is it glamorous like biotechnology, in which companies very often do not have a product ready to sell or license.

Ours is a rapidly changing industry. We see customers in Europe converting their historical test tube method to the new microcolumn technology. Fortunately, we have developed in house a method utilizing microcolumns that we believe will be extremely competitive to the currently available products. We have filed a patent on our method, called ReACT/(TM)/, now in its initial outside testing. We plan to manufacture this product outside of the United States for overseas sales the latter half of 1996. ReACT's international introduction will occur about the time we submit a license application to the FDA for permission to market domestically.

                                       Gamma's ReACT/(TM)/ system is based on
                                       red cell affinity adherence and uses a
                                       custom-designed microcolumn disposable
                                       strip. We expect to come to market in
                                       Europe and Latin America while pursuing
                                       FDA approval to market domestically.

                   ----------------------------------







                   ----------------------------------

                   Graphic Element:
                   Product photos and names go on this page.

                                                      -------------------------


                                                              Barchart:
                                                              Net Sales


                                                      -------------------------

Gamma is well positioned to enter its second quarter century, with continuing product improvement, new product introductions, and an outstanding, stable employee base. Seventy-five of our 122 employees have at least five years of service; 22, more than 15 years.

We have lost some good people. Edward Bice, Gamma's first treasurer, died shortly after we took the company public in 1980. Founding directors Hans de Strakosch and Homer Durden both died during the past few years. We appreciate their contributions to the company's birth and growth, as well as the contributions of current, retired and former employees.

In my capacity as a founder and chairman of the board, I want to thank our customers, shareholders, directors, officers and employees for helping Gamma Biologicals become the second largest, FDA-licensed, diagnostic reagent manufacturer in the United States. You made our success possible. Our future is indeed bright.

Sincerely,

[Signature of David E. Hatcher appears here]

David E. Hatcher
Chairman & Chief Executive Officer


The President's Message

We are pleased to report greater net sales, increased net income, higher operating margin and stronger book value for fiscal 1995. This solid picture is the result of management's ongoing program to concentrate on our core reagent business, add to the product line, focus sales on high-margin items, expand export activity, and upgrade production capability. Shareholders benefited from our strong position with four cash dividend payments of $.025 per share.

Much of our marketing this past year has centered on underserved international markets, especially Central and South America. Sales in Latin America increased more than 60% and are now close to sales in Europe. We expect this high growth to continue for at least the next two years

                                                      -------------------------


                                                              Barchart:
                                                              Net Income


                                                      -------------------------

- -------------------------


      Barchart:
      Net Income
      per Share


- -------------------------

Interest is also high among Gamma's dealers throughout Latin America for ReACT, the company's rapid antibody/antigen test system now in development. As we review alpha test site data and begin identifying locations for collecting field test (beta) data, we are actively promoting this technology to potential export customers. Centrifuges modified to our specifications are being manufactured and should be delivered this fall. Since FDA approval to market domestically may take as long as two years, we expect to begin selling ReACT in the international markets during the last half of fiscal 1996.

In other new technologies, the board re-evaluated the electro-biosensor project and decided to fund research through one of the two university laboratories cited last year. Gamma has always sought new applications and approaches to immunohematology that might result in better products for or service to the blood bank technologist. The electro-biosensor project, as with much R&D work, is a viable technology that has not yet produced marketable results. We believe commercial application to the discipline of immunohematology is at least three years away.

Our monoclonal program continues to be a success story. Three new clone-based reagents from Gamma-owned clones received FDA approval to market. The company now owns or has exclusive use of more than 50 antibody-producing clones.

As Chairman Hatcher wrote, our silver anniversary is just the beginning. We will continue to seek long-term growth in earnings from long-term service to customers.

Sincerely,

[Signature of John J. Moulds appears here]

John J. Moulds
President & Chief Operating Officer

June 9, 1995


- -------------------------


      Barchart:
      Sales Foreign-
      Domestic


- -------------------------

                  ------------------------------------------













                  ------------------------------------------
                  Graphic Element:
                  Product photos and names go on this page.

Operations          A REVIEW OF OPERATIONS

Industry Synopsis

COMPANY GROWTH Just 25 years ago, Gamma Biologicals was a start-up seeking an FDA license to sell the product it manufactured. Today, Gamma (FDA establishment license #435) is an American Stock Exchange-listed company with $18 million in sales, a full range of diagnostic reagent products and supplies, 122 employees, the second largest share of the $60 million domestic blood bank reagent market, and a significant hold in the $100 million international market.

Gamma's approach to the niche market of immunohematology has always been to manufacture and sell products which are restricted to specific uses and for which there are no substitutes, namely in-vitro diagnostic reagents. The company also supplies disposable items to increase the customer's ability to perform tests efficiently and safely.

INDUSTRY CHANGES In the past quarter century, competitors merged or were acquired or simply found themselves unable to compete. Raw materials switched from animal- and human-based to clone-based sources. Test procedures evolved from test tubes to slides to microplates to microcolumns. Meanwhile, Gamma continues to provide quality products and service. Gamma became the only domestic blood bank diagnostic reagent manufacturer to establish its own monoclonal department and, early on, developed microplates for its blood group frequency and paternity testing products. Now the focus is on the ReACT system, a microcolumn technology.

When immunohematology was the last clinical laboratory of the hospital to become automated, Gamma developed the first manual blood grouping instrument, then the first automated one. Today's processes rely on both technical ability and dedicated semiautomated equipment, such as adapted centrifuges.

Large purchasing groups formed to provide diversified product lines at competitive prices. The sales force can no longer show the head technologist our products' value without also selling the purchasing agent on cost. Now Gamma participates with various alliances in the bidding process, asks sales personnel to become both educators on new techniques and problem solvers, and develops support materials that make the customer's job more efficient.

CHALLENGES Hospital laboratory budgets continue to be constricted by cost containment. Community blood banks are consolidating, and the number of Red Cross centers will be reduced from 55 to 18. Some laboratories draw blood, but send it to a limited number of centers for testing and typing. (This is primarily because of the extensive tests that must be performed for viral agents such as HIV and hepatitis.) Gamma faces the challenge of providing standard reagents and rate antiserums to a decreasing technologist base with an increasing burden of testing.

As the industry shifted from human-
and animal-source raw material to
clones, Gamma began systematically
converting to monoclonal-based
products. These three newly licensed
reagents are manufactured from
Gamma-owned clones.

                  ------------------------------------------













                  ------------------------------------------
                  Graphic Element:
                  Product photos and names go on this page.

New Product Review

MONOCLONAL REAGENTS In 1983, Gamma committed itself to developing products based on hybridoma technology -- the growth of identical cells, produced by fusion of two kinds of cells, capable of reproducing and secreting monoclonal antibody when grown in fluid culture. Our goal was to convert reagent production from human- and animal-source raw material to monoclonal supernate whenever possible. At present, the company markets 14 FDA-licensed monoclonal blood grouping reagents and five FDA-licensed monoclonal Coombs reagents. We are pursuing license applications for four additional blood grouping reagents, some derived from Gamma-owned clones, some from clones to which the company holds exclusive use. Ongoing, in-house evaluation determines which clones are suitable for producing raw material in the quantities and purities needed for in-vitro diagnostic reagents. Some products, such as certain rare antiserums produced in tiny batches, probably will continue to require individual donors. Our most recently licensed products are anti-Le/a/ and Le/b/ and the first monoclonal anti-M/g/, all from in-house-developed clones.

MICROCOLUMN TECHNOLOGY As reported last year, we are developing an advanced microcolumn technology called ReACT. Used for antibody detection, identification and blood group antigen determination, this Red cell Adherence Column Technology is superior to the currently used agglutination method, with longer shelf life and shorter centrifuge time. ReACT even allows a supervisor to check results up to 72 hours after tests are completed and still have accurate interpretation. Early microcolumn technology has sold well in Europe since the late 1980s.

To date, Gamma has applied for a patent related to ReACT, designed a disposable microcolumn strip and developed the immunoreactive test medium, started a preliminary feedback program (alpha testing), and ordered dedicated centrifuges and heat incubators for use in field tests prior to license application.

ELECTRO-BIOSENSOR TECHNOLOGY Gamma continues to believe in the viability of a diagnostic technique that uses change in electrical charge to show a positive test result in less than five minutes. Like many of our customers and shareholders, we would like the path to market to be quick and smooth. However, we recognize the need to fully develop any preliminary research to assure that the final product meets the requirements of speed, accuracy and objectivity.


Gamma's tiny SegmentSampler/TM/,
a blood handling safety device we
began manufacturing shortly before
year-end, produced $50,000 in sales
in just 45 days. Such specialty items
help the company market its complete
product line.

OTHER PRODUCTS Long known for service to the profession, Gamma developed certain products to let our customers work more efficiently. Our new SegmentSampler/TM/ helps the technologist safely transfer a blood sample to a test tube for antibody detection and identification. Our Tech-Chek kit saves time in the proficiency testing required in U.S. hospitals to meet CLIA '88 regulations and is becoming increasingly popular around the world. Gamma-supplied testing procedures-on-disc help the laboratory supervisor compose the required standard operating procedures (SOP) for our products.

International Marketing

GROWTH Last year, Gamma completely reorganized its international department, consolidating order processing to provide the same level of service domestic customers receive. We began dealer commitment levels in formal distribution agreements, training distributors to focus their attention on the most profitable products. To increase bilingual technical support, we are beginning to translate sales and technical materials into Spanish and plan to introduce Italian and French versions at a later date. Along with greater visibility before export customers, Gamma has increased communication with the scientific community in those countries.

Sales continue to grow moderately in Europe, but are skyrocketing in Latin America. As we continue to focus on Central and South America, we expect strong sales growth to continue. Our target is to double international sales in five years. Potential growth areas include Gamma red cell products and Tech-Chek, a kit to evaluate internal laboratory procedures. Overnight transport to most cities worldwide helps sales of red cell products, which have short shelf life and require careful handling.

CHALLENGES Challenges abound in the international markets. The lack of homogeneity in regulatory laws results in protectionism in some parts of the world. The same rules challenge Gamma's flexibility to manufacture products to local requirements. While cost containment in the United States affects prices, companies can sell in certain international markets at prices that compete favorably with local manufacturers. Still, export customers urge companies like Gamma to reduce costs while improving performance.

                                          As Gamma opens previously underserved
                                          markets in Central and South America,
                                          Spanish-language versions of products
                                          such as Tech-Chek (technical staff
                                          competency kit) become increasingly
                                          important.

                  ------------------------------------------













                  ------------------------------------------
                  Graphic Element:
                  Product photos and names go on this page.

                     [THIS PAGE INTENTIONALLY LEFT BLANK]

Financials                 A PREFACE TO YEAR-END FINANCIALS

GROWTH AND IMPROVEMENT For the fiscal year ended March 31, 1995, Gamma Biologicals increased net income by 9%, despite the significant tax increase caused by a 34.4% increase in pretax earnings and the utilization of all operating loss carryforwards in the prior fiscal year.

Operating margin improved to 12.0% from 9.0%. Return on average equity was 9.1%.

Net income per share of 32 cents (versus 28 cents last year) was helped by both increased earnings and decreased number of shares outstanding, due to the purchase on the open market of 59,217 shares. The company paid a $.025-per-share dividend in each of the four quarters of fiscal 1995.

DEVELOPMENT AND DEBT The company continued to fund from cash flows the expenses for research and development, sales and marketing, and shareholder dividends. As has been true for several years, the company is virtually debt free, except for the mortgage on its headquarters manufacturing facility. In fact, long-term obligations dropped 97% during fiscal 1995.

Financial statements for fiscal 1995 follow.


11-year summary                                 14
Market for common equity                        14
Quarterly financial data                        15
Management's discussion and analysis            16
Income statements                               21
Balance sheets                                  22
Shareholders' equity                            23
Cash flows                                      24
Notes to consolidated financials                25
Independent auditors' report                    32
Management's report                             32

Summary               11-YEAR SUMMARY OF SELECTED FINANCIAL DATA


YEAR ENDED MARCH 31,                1995                 1994

FINANCIAL
Net sales                         $18,261              $17,213
Operating income (loss)             2,193                1,546
Income (loss) before
 extraordinary item                 1,467                1,348
Net income (loss)                   1,467                1,348
Working capital                    10,675               11,261
Total assets                       18,384               18,030
Long-term obligations                  19                  630
Shareholders' equity               16,454               15,620

STATISTICAL
Operating margin                     12.0%                 9.0%
Return on net sales                   8.0%                 7.8%
Return on average equity              9.1%                 9.0%
Current ratio                         7.5                  8.3

PER SHARE AMOUNTS
Income (loss) before
 extraordinary item               $   .32              $   .28
Net income (loss)                     .32                  .28
Dividends                             .10                  .05
Book value                           3.55                 3.29

Weighted average common and common
 equivalent shares outstanding      4,638                4,744

Market           MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED
          SHAREHOLDER MATTERS

The company's common stock trades on the American Stock Exchange under the symbol GBL. The bid prices included in the following table are from the American Stock Exchange and may not reflect prices in actual transactions. The prices do not include markups, markdowns or commissions.

                                HIGH CLOSING  LOW CLOSING
                                 BID PRICE     BID PRICE    DIVIDEND
- --------------------------------------------------------------------
   FISCAL 1995
   First Quarter                  $  6.75      $  5.25        $.025
   Second Quarter                    6.25         4.31         .025
   Third Quarter                     5.00         4.02         .025
   Fourth Quarter                    4.75         3.94         .025

   FISCAL 1994
   First Quarter                  $  3.94      $  3.00           --
   Second Quarter                    3.63         3.00           --
   Third Quarter                     4.63         3.13        $.025
   Fourth Quarter                    7.00         4.00         .025

   As of June 19, 1995, there were approximately 540 holders of record of the company's common stock. The number does not include shares held in broker or nominee name.

     1993        1992        1991*      1990       1989       1988       1987        1986       1985
- -----------------------------------------------------------------------------------------------------
(In thousands, except per share amounts)

     $16,390    $16,942    $15,674    $19,257    $18,089    $18,385    $18,014     $15,804    $15,046
        (966)       678      1,402      2,288     (2,631)       938        464      (3,399)     1,057
        (904)       533        896        727     (3,510)       (83)      (451)     (2,378)       687
        (904)       721      1,253      1,299     (3,510)       (83)      (451)     (2,378)       687
       9,772     10,543      6,714      8,719      9,410      7,722      6,150       5,289      9,417
      16,925     17,800     19,005     23,158     22,056     28,548     28,420      27,607     26,581
         734        815      1,122      1,240      4,168      2,531      2,842       2,868      3,177
      14,507     15,397     14,818     14,354     12,383     16,582     16,395      15,803     17,688


       (5.9)%       4.0%       8.9%      11.9%     (14.5)%      5.1%       2.6%      (22.0)%      7.0%
       (5.5)%       4.3%       8.0%       6.7%     (19.4)%      (.5)%     (2.5)%     (15.0)%      4.6%
       (6.0)%       4.8%       8.6%       9.7%     (24.2)%      (.5)%     (2.8)%     (14.2)%      3.8%
        6.8         7.6        3.2        2.2        2.7        1.8        1.7         1.6        2.9


      $(.20)    $   .12    $   .20    $   .17    $  (.77)   $  (.02)   $  (.10)    $  (.52)   $   .15
       (.20)        .16        .28        .29       (.77)      (.02)      (.10)       (.52)       .15
                                                                                       .07        .10
       3.16        3.35       3.26       3.15       2.72       3.67       3.64        3.51       3.95

      4,594       4,661      4,551      4,551      4,546      4,542      4,539       4,535      4,571

*The company sold its Italian subsidiaries in 1991.

Quarterly             QUARTERLY FINANCIAL DATA (UNAUDITED)


                          NET          GROSS         OPERATING         NET       NET INCOME
                         SALES         MARGIN          INCOME         INCOME      PER SHARE
- -------------------------------------------------------------------------------------------
                                    (In thousands, except per share amounts)
FISCAL 1995
First Quarter            $ 4,343        $2,300         $  529        $  353          $.07
Second Quarter             4,301         2,399            483           311           .07
Third Quarter              4,773         2,535            580           484           .10
Fourth Quarter             4,844         2,633            601           319           .08
                         ----------------------------------------------------------------
                         $18,261        $9,867         $2,193        $1,467          $.32
                         ================================================================
FISCAL 1994
First Quarter            $ 4,325        $2,206         $  448        $  389          $.08
Second Quarter             4,305         2,198            425           359           .08
Third Quarter              4,162         2,123            300           317           .07
Fourth Quarter             4,421         2,302            373           283           .05
                         ----------------------------------------------------------------
                         $17,213        $8,829         $1,546        $1,348          $.28
                         ================================================================

MD&A        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
       CONDITION AND RESULTS OF OPERATIONS

                                                     ---------------------------


                                                             Barchart:
                                                             Working Capital


                                                     ---------------------------

Results of Operations

NET INCOME A 4.4% increase in export sales; nonrecurring sales of reagent red cell, serum and RQC products to another domestic reagent manufacturer; and the accompanying boost to manufacturing efficiency improved net income to $1,466,519 for the year ended March 31, 1995, compared with $1,348,548 in 1994 and a net loss of $904,394 in 1993. The provision for income taxes rose significantly in the current year due to a 34.4% increase in pretax earnings and the utilization of all net operating loss carryforwards during the year ended March 31, 1994.

REVENUES Building on a 5% increase in 1994, revenues rose 6% to $18,261,288 in 1995. Again, sales in the core product groups of blood grouping reagents and reagent red cells showed a 10% increase, more than replacing the expected $285,000 decline in STS-M disposable sales and instrument service contract revenue. The consolidation of blood processing centers in the United States and the maturation of the STS-M technology have now reduced the number of instruments in use to a level that does not justify an in-house service staff. In the current year, existing service contracts were not renewed, and, effective Fall 1995, Gamma will no longer service STS-M units. The effect on sales in 1996 should be less than $160,000, with a positive effect on gross margin. STS-M disposables will continue to be offered for sale at least through 1996. In addition, the company's line of serological products may be discontinued after December 1995 due to marginal profitability. This product line generated $438,000 in revenues for 1995. The SegmentSampler, a blood handling safety device, was introduced in February 1995 to favorable customer response. We expect that SegmentSampler sales for fiscal 1996 will offset the loss of STS-M-related and serological revenues.

DOMESTIC SALES Reflected in the 6.8% increase in domestic sales are $707,000 of sales to another reagent manufacturer to cover unanticipated inventory shortages. These supplementary sales occurred between September 1994 and February 1995. Two products introduced in January 1994, the RQC kit and Tech-Chek, added $141,000 to domestic revenues in 1995. Management will continue to focus on expanding sales of these products, as well as the SegmentSampler and other higher margin core products, to offset declining STS-M-related and serological revenues.

EXPORT SALES In the core product lines of monoclonal blood grouping and monoclonal Coombs reagents, export sales grew 36.8% in 1995, representing $524,000 of revenue. These increases replaced sales in 1994 attributable to a large government contract which was not awarded in 1995. Export sales should continue to experience healthy growth as we strengthen our network of international dealers, particularly in Mexico and Central and South

- ------------------------


      Barchart:
      Cash Flows


- ------------------------

America. Sales into these regions increased 62.4% in 1995. We intend to expand the international product line to include private-label, FDA-licensed products and foreign-language versions of proficiency testing products. In addition, we plan to introduce the ReACT (Red cell Adherence Column Technology) product line in export markets in late fiscal 1996.

The combination of a 7% domestic volume increase and a 9.8% export sales increase raised revenues 5% in 1994. An expanded domestic customer base, sales under a large foreign government contract, and sales of private-label monoclonal blood grouping reagents accounted for the rise.

GROSS MARGIN Gross margin as a percentage of sales continued to improve, rising to 54% in 1995 from 51% in 1994 and 48% in 1993. Manufacturing unit costs declined, with an 8% increase in production volume due, in part, to the supplementary sales mentioned above. Efficiency also improved with the final conversion of human-source ABO blood grouping reagents to clone-source products. Marketing and sales strategies continue to emphasize higher margin core and specialty products. Sales of these products represented 81% of revenues in 1995; 79%, in 1994; and 73%, in 1993.

SELLING EXPENSES Due, firstly, to a $124,000 increase in travel and personnel costs to support and expand export marketing efforts, selling expenses increased 5%. Secondly, although downsizing reduced total instrument service costs by $113,000 in 1995, following a decrease of $117,000 in 1994, the declining number of instruments in use reduced the need for service and thus the number of billable service hours. Instrument service personnel developed repair manuals and held complementary training sessions for customers in the repair of their instruments in preparation for the department's Fall 1995 closing. In 1994, selling expenses were relatively constant with the prior year.

GENERAL AND ADMINISTRATIVE EXPENSES Following a 4.2% decline in 1994, general and administrative expenses remained relatively constant. In 1995, additional legal expenses were incurred to prepare a patent application covering Gamma's new microcolumn technology and to create a prototype distributor agreement. These expenses were offset by efficiencies achieved in various areas. Goodwill related to the company's Italian distributorship agreement was fully amortized in March 1995. Amortization expense was $147,000 in each of the past five years. In 1994, costs declined after temporary increases in shareholder relations and computer consulting expenses in 1993.

                                                     ---------------------------


                                                             Barchart:
                                                             Shareholders'
                                                             Equity


                                                     ---------------------------

SHIPPING AND WAREHOUSE EXPENSES After a 15% reduction in 1994, shipping and warehouse expenses rose 12.5% in 1995. The increase reflects additional staffing and supply expense to support the higher sales volume. Shipping supplies also experienced significant vendor price increases, with additional increases anticipated for 1996. The first phase of a bar coding system was installed in March 1995; the remaining phases will be completed by Fall 1995. This technology will streamline the shipment process, enabling the company to handle higher volumes while minimizing staffing levels. The reduction in 1994 reflected efforts to consolidate shipments to lower freight and packaging costs.

RESEARCH AND DEVELOPMENT EXPENSES Due to costs of transferring the electro-biosensor research to two university centers, research and development expenses marked a 12% increase in 1995, after a 48% decline in 1994. This research expense amounted to $137,000 in 1995. Biosensor research will continue at one of the centers throughout 1996. We concentrated in-house research efforts on the ReACT microcolumn technology and clone development. Prototype ReACT centrifuges were received in February 1995, and field studies have begun. The 1994 decline was due to expensing electro-biosensor design and engineering charges previously capitalized in the prior year.

The discontinuation of the Fe-Cult Plus product line resulted in an unusual charge of approximately $480,000 in 1993. [See Note 10.]

INTEREST With more funds invested and higher interest rates, interest income increased 61% in 1995. Interest expense declined 9% because of normal debt retirement. Net interest income more than doubled in 1994 due to improved cash flows from operations that allowed for longer term investment strategies yielding a higher return and the reduction of the mortgage interest rate floor from 9% to 7%.

OTHER EXPENSE Other expense rose significantly in 1995 due to $83,000 in losses on the disposal of obsolete computer equipment in connection with the network system installation and to the recognition of an $87,000 permanent decline in the fair value of a common stock investment, in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities".

- ---------------------------


      Barchart:
      Book Value
      per Share


- ---------------------------

INCOME TAXES The provision for income taxes increased in 1995 because of higher pretax earnings and the utilization of all net operating loss carryforwards during the year ended March 31, 1994. The income tax provision for 1994 also reflected the recording of $147,000 in deferred taxes due to adoption of SFAS No. 109. For all events recognized for financial statement purposes, SFAS No. 109 requires that a company determine the future tax benefit or burden, based on the provisions of enacted tax laws, and record these as a deferred tax asset or liability.

Liquidity and Capital Resources

OPERATING ACTIVITIES Net cash flows decreased $1,098,000 during the year ended March 31, 1995, compared with a decline of $1,907,000 in 1994. Cash flows from operating activities shrunk $1,684,000 due to slower collection of customer receivables, increased income tax payments, and the payment of fees to obtain the rights to use certain technologies developed by others. The number of days sales in receivables moved to 80 days at March 31, 1995 from 68 days at March 31, 1994. This was due mainly to a 35% increase in fourth quarter export sales, which have longer payment terms. Income tax payments increased $636,000 in 1995 due to the lack of net operating loss carryforwards to offset current year income. License fees amounted to $165,000 to purchase the rights to use 14 new clones and another $65,000 for the right to manufacture and sell the SegmentSampler. In 1994, cash flows from operations increased because of improved receivables collections and lower operating expenses of $925,000 and $749,000, respectively, partially offset by a $300,000 payment to settle prior years' royalties claimed by the owner of a patent covering certain manufacturing processes in the discontinued Fe-Cult Plus product line.

INVESTING ACTIVITIES Cash flows from investing activities improved $1,245,000. Investments made in 1994 matured, amounting to $2,086,000, and were offset by a $924,000 increase in capital expenditures. Capital expenditures were made to renovate and modify office and laboratory areas, install a computer network system, and design and install a bar coding system in the shipping and warehouse area. Cash flows from investing activities decreased $3,165,000 in 1994, due primarily to the purchase of investments.

FINANCING ACTIVITIES Cash flows used in financing activities increased $658,000 due primarily to the payment of dividends and the purchase of treasury shares. Four quarterly dividend payments of $.025 per share, totaling $458,000, were made in 1995, compared with one quarterly payment, totaling $115,000, in 1994. Dividend payments for 1996 should remain relatively constant with 1995 levels. In 1994, the board authorized the

                                                     ---------------------------


                                                             Barchart:
                                                             Total Debt


                                                     ---------------------------

open-market repurchase, from time to time, of up to 250,000 shares of the company's common stock; 59,217 shares have been repurchased to date, all in 1995, at a total cost of $265,000. Payments on long-term obligations are scheduled to increase to $603,000 in fiscal 1996, with a balloon mortgage payment due in December 1995. Depending on prevailing interest rates and the availability of operating cash flows, Gamma may refinance the mortgage loan at maturity. Cash flows used in financing activities for 1994 increased $146,000, primarily for dividend payments.

Management believes that operating cash flows will continue to meet the company's operating needs for the future. In 1995, we made further progress toward self-sufficiency in raw materials. Gamma now owns or has exclusive use of more than 50 antibody-producing clones. Seventeen products have been formulated from in-house clones; 14 of these products are FDA licensed and three are at the field-test stage. Continued conversion of human-source products to monoclonal equivalents, introduction of new products such as the SegmentSampler and the ReACT system, and concentration of sales efforts on the company's most profitable products should help sustain margins and improve operating cash flows.

CAPITAL EXPENDITURES For 1995, capital expenditures reached $1,303,000. They are expected to remain higher than normal for the next 12 months to complete planned improvements in the computer system and the shipping function. The space formerly occupied by the animal laboratory will be used for shipping-area expansion and modification to increase automation and efficiency. Conversion should begin in late fiscal 1996.

PRODUCT DEVELOPMENT We funded $105,000 to develop a mold for disposable test strips and prototype centrifuges for use in the ReACT system. In April 1995, we ordered the first production lot of 25 centrifuges that should be available for sale internationally in the fall. This lot will cost about $23,000, plus a one-time molding charge of $42,000. We are evaluating potential manufacturing sites outside the United States, since FDA approval to market ReACT in the United States may take as long as two years.

Funding for electro-biosensor research was $197,000 for fiscal 1995, compared with $210,000 for fiscal 1994. Gamma has committed an additional $155,000 to one of the two research centers for work in 1996. Existing capital resources, consisting of about $3,900,000 in cash and short-term investments and a $1,500,000 revolving credit line, should be sufficient to support planned product development and improvements during the next 12 months.

INFLATION Except for the 1995 price increases in shipping supplies mentioned above, costs of materials and services have remained relatively stable over the past three years. We do not expect operations to be influenced significantly by rising costs in the foreseeable future.

Income            STATEMENTS OF CONSOLIDATED INCOME


YEAR ENDED MARCH 31,                             1995           1994         1993
- --------------------------------------------------------------------------------------

Net sales                                    $18,261,288    $17,212,635   $16,389,848
Cost of sales                                  8,393,870      8,383,301     8,538,025
                                             ----------------------------------------
   Gross margin                                9,867,418      8,829,334     7,851,823
                                             ----------------------------------------
Operating expenses:
 Selling                                       3,607,945      3,426,741     3,447,643
 General and administrative                    2,306,374      2,290,873     2,391,051
 Shipping and warehouse                          746,644        663,609       780,654
 Research and development                      1,013,155        901,751     1,717,684
 Discontinuation of product line                                              480,453
                                             ----------------------------------------
   Total operating expenses                    7,674,118      7,282,974     8,817,485
                                             ----------------------------------------
Operating income (loss)                        2,193,300      1,546,360      (965,662)
                                             ----------------------------------------
Other income (expense):
 Interest income                                 250,163        154,973       114,569
 Interest expense                                (67,645)       (74,082)      (91,911)
 Other expense                                  (213,099)       (17,703)       (4,940)
                                             ----------------------------------------
   Other income (expense) -- net                 (30,581)        63,188        17,718
                                             ----------------------------------------
Income (loss) before income taxes              2,162,719      1,609,548      (947,944)
Income taxes (benefit)                           696,200        261,000       (43,550)
                                             ----------------------------------------
   Net income (loss)                         $ 1,466,519    $ 1,348,548   $  (904,394)
                                             ========================================
   Weighted average number of common and
     common equivalent shares outstanding      4,638,183      4,744,255     4,594,438
                                             ========================================
   Net income (loss) per common and
     common equivalent share                        $.32           $.28         $(.20)
                                             ========================================

See Notes to Consolidated Financial Statements.

Balance           CONSOLIDATED BALANCE SHEETS


MARCH 31,                                                    1995          1994
- -----------------------------------------------------------------------------------
ASSETS
Current assets:
 Cash and cash equivalents                                $ 1,795,854   $ 3,175,265
 Short-term investments                                     2,094,112     2,157,088
 Receivables -- net of allowance for doubtful
   accounts: 1995, $201,668; 1994, $149,513                 3,987,349     3,218,407
 Inventories                                                3,807,495     3,852,337
 Prepaid expenses                                             514,334       317,154
 Deferred taxes                                               124,400        87,000
                                                          -------------------------
   Total current assets                                    12,323,544    12,807,251
                                                          -------------------------
Property:
 Land                                                         284,147       284,147
 Building and improvements                                  4,788,218     4,495,903
 Machinery and equipment                                    3,672,214     3,809,399
 Furniture and fixtures                                       530,290       683,274
                                                          -------------------------
   Total                                                    9,274,869     9,272,723
 Less accumulated depreciation and amortization             5,084,309     5,750,221
                                                          -------------------------
   Property -- net                                          4,190,560     3,522,502
                                                          -------------------------
Cash value of life insurance                                1,531,998     1,379,888
Excess of cost over net assets acquired -- net                              147,034
Other                                                         337,806       173,618
                                                          -------------------------
     Total assets                                         $18,383,908   $18,030,293
                                                          =========================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
 Current portion of long-term obligations                 $   602,746   $   219,165
 Accounts payable -- trade                                    565,649       691,334
 Dividends payable                                            113,528       115,004
 Accrued salaries and other expenses                          366,446       521,121
                                                          -------------------------
   Total current liabilities                                1,648,369     1,546,624
                                                          -------------------------
Long-term obligations                                          19,263       629,554
                                                          -------------------------
Deferred taxes                                                262,600       234,000
                                                          -------------------------
Commitments and contingencies
Shareholders' equity:
 Preferred stock -- $10.00 par value; 1,000,000 shares
   authorized; none outstanding
 Common stock -- $.10 par value; 25,000,000 shares
   authorized; outstanding: 1995, 4,700,303 shares;
   1994, 4,700,078 shares                                     470,030       470,008
 Capital in excess of par value                            13,482,615    13,481,763
 Retained earnings                                          3,619,289     2,609,496
 Unrealized investment loss                                                 (87,683)
 Treasury stock at cost: 1995, 159,169 shares; 1994,
  99,952 shares                                            (1,118,258)     (853,469)
                                                          -------------------------
   Total shareholders' equity                              16,453,676    15,620,115
                                                          -------------------------
     Total liabilities and shareholders' equity           $18,383,908   $18,030,293
                                                          =========================

See Notes to Consolidated Financial Statements.

Equity          STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

YEAR ENDED MARCH 31,                                   1995                       1994                      1993
- ---------------------------------------------------------------------------------------------------------------------------
                                                Shares       Amount        Shares       Amount       Shares        Amount
COMMON STOCK
Balance, beginning of year                    4,700,078    $   470,008   4,696,328   $   469,633    4,690,378   $   469,037
Exercise of stock options                           225             22       3,750           375        5,950           596
                                              -----------------------------------------------------------------------------
Balance, end of year                          4,700,303        470,030   4,700,078       470,008    4,696,328       469,633
                                              -----------------------------------------------------------------------------
CAPITAL IN EXCESS OF PAR VALUE
Balance, beginning of year                                  13,481,763                13,471,600                 13,455,476
Exercise of stock options                                          852                    10,163                     16,124
                                              -----------------------------------------------------------------------------
Balance, end of year                                        13,482,615                13,481,763                 13,471,600
                                              -----------------------------------------------------------------------------
RETAINED EARNINGS
Balance, beginning of year                                   2,609,496                 1,490,881                  2,395,275
Net income (loss)                                            1,466,519                 1,348,548                   (904,394)
Dividends declared                                            (456,726)                 (229,933)
                                              -----------------------------------------------------------------------------
Balance, end of year                                         3,619,289                 2,609,496                  1,490,881
                                              -----------------------------------------------------------------------------
UNREALIZED INVESTMENT GAIN (LOSS)
Balance, beginning of year                                     (87,683)                  (71,433)                   (69,808)
Current year unrealized gain (loss)                             87,683                   (16,250)                    (1,625)
                                              -----------------------------------------------------------------------------
Balance, end of year                                                                     (87,683)                   (71,433)
                                              -----------------------------------------------------------------------------
TREASURY STOCK
Balance, beginning of year                      (99,952)      (853,469)    (99,952)     (853,469)     (99,952)     (853,469)
Purchase of treasury stock                      (59,217)      (264,789)
                                              -----------------------------------------------------------------------------
Balance, end of year                           (159,169)    (1,118,258)    (99,952)     (853,469)     (99,952)     (853,469)
                                              -----------------------------------------------------------------------------
   Total shareholders' equity                 4,541,134    $16,453,676   4,600,126   $15,620,115    4,596,376   $14,507,212
                                              =============================================================================

See Notes to Consolidated Financial Statements.

Cash          STATEMENTS OF CONSOLIDATED CASH FLOWS


YEAR ENDED MARCH 31,                 1995           1994           1993
- ---------------------------------------------------------------------------

CASH FLOWS FROM OPERATING
 ACTIVITIES
Cash received from customers     $ 17,406,173   $ 17,507,789   $ 16,582,612
Interest received                     125,224        110,744         87,405
Cash paid to suppliers and
 employees                        (15,992,239)   (15,025,539)   (15,474,598)
Interest paid                         (67,645)       (74,082)       (91,911)
Income taxes paid                    (701,500)       (65,000)       (55,000)
                                 ------------------------------------------
 Net cash provided by
  operating activities                770,013      2,453,912      1,048,508
                                 ------------------------------------------
CASH FLOWS FROM INVESTING
 ACTIVITIES
Property additions                 (1,302,629)      (378,571)      (271,672)
Purchase of investments            (2,997,977)    (2,102,211)
Increase in cash value of life
 insurance                           (152,110)      (126,958)      (126,580)
Proceeds from:
 Investments                        3,181,064         89,352      1,057,163
 Sale of equipment                     56,055         57,332         45,445
                                 ------------------------------------------
 Net cash provided by (used in)
  investing activities             (1,215,597)    (2,461,056)       704,356
                                 ------------------------------------------
CASH FLOWS FROM FINANCING
 ACTIVITIES
Payments on long-term
 obligations                         (211,710)      (171,475)      (146,561)
Exercise of stock options                 874         10,538         16,720
Dividends paid                       (458,202)      (114,929)
Purchase of treasury stock           (264,789)
                                 ------------------------------------------
 Net cash used in financing
  activities                         (933,827)      (275,866)      (129,841)
                                 ------------------------------------------
Effect of exchange rate
 fluctuation on cash                                   1,562          2,544
Net increase (decrease) in cash    (1,379,411)      (281,448)     1,625,567
Cash and cash equivalents at
 beginning of period                3,175,265      3,456,713      1,831,146
                                 ------------------------------------------
  Cash and cash equivalents at
   end of period                 $  1,795,854   $  3,175,265   $  3,456,713
                                 ==========================================
RECONCILIATION OF NET INCOME
 (LOSS) TO NET CASH PROVIDED BY
 OPERATING ACTIVITIES
Net income (loss)                $  1,466,519   $  1,348,548   $   (904,394)
Adjustments to reconcile net
 income (loss) to cash provided
 by operating activities:
 Depreciation                         529,957        518,850        473,827
 Amortization of goodwill             147,034        147,034        147,033
 Loss on sale of fixed assets         101,897         13,554          2,476
 Gain on sale of investments         (124,939)       (44,229)       (27,164)
 Net effect of changes in
  operating accounts               (1,350,455)       470,155      1,356,730
                                 ------------------------------------------
   Net cash provided by
    operating activities         $    770,013   $  2,453,912   $  1,048,508
                                 ==========================================

See Notes to Consolidated Financial Statements.

Notes          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS The company manufactures and sells a wide variety of highly refined and specialized testing products known as in-vitro diagnostic reagents. The company operates in one business sector and geographic area. Customers include numerous hospitals, blood donation centers, medical laboratories, and research institutions in more than 50 countries. The company does not have a concentration of credit risk due to its large customer base.

CONSOLIDATION The consolidated financial statements include the accounts of Gamma Biologicals, Inc. and all subsidiaries (the company). All significant intercompany items have been eliminated in consolidation.

INVENTORIES Inventories are valued at the lower of cost or market value.

PROPERTY AND DEPRECIATION Property, including improvements, is stated at cost, including interest charges incurred during construction. Expenditures for maintenance and repairs are charged to operations as incurred. Costs of assets sold or retired and the related amounts of accumulated depreciation are eliminated from the accounts, and the resulting gains or losses are recognized in current operations.

   Depreciation on machinery and equipment and furniture and fixtures is computed using the straight-line method over estimated useful lives of 5 to 10 years. Depreciation and amortization on building and improvements are computed using the straight-line and 150% declining balance methods over estimated service lives of 5 to 30 years.

EXCESS OF COST OVER NET ASSETS ACQUIRED The excess of cost over net assets acquired was amortized on a straight-line basis over the initial five-year term of the distributorship agreement with the former Italian subsidiary. The accumulated amortization was $917,033 and $769,999 at March 31, 1995 and 1994, respectively. The distributorship agreement expired without renewal in April 1995.

UNREALIZED INVESTMENT LOSS The company has an investment in common stock which is valued at the lower of cost or market.

RESEARCH AND DEVELOPMENT EXPENDITURES The company capitalizes certain costs relating to the development of new technologies. Capitalization does not begin until technological feasibility is established. All other research and development expenditures are charged to expense in the period incurred.

REVENUE RECOGNITION Revenue is recognized when products are shipped or services are performed.

FEDERAL INCOME TAXES The company adopted SFAS No. 109, "Accounting for Income Taxes," during the first quarter of 1994. Deferred income taxes reflect the future tax consequences of differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. There was no cumulative effect of this change because the company had a net operating loss carryforward for which a valuation allowance was established at the adoption date.

   Tax credits are recognized as a reduction of federal income taxes in the year in which the credits are realized.

NET INCOME PER COMMON AND COMMON EQUIVALENT SHARE Net income per common and common equivalent share is computed using the weighted average number of shares and dilutive equivalent shares outstanding during each year. Loss per common share is based solely on the weighted average number of shares outstanding during the year.

STATEMENTS OF CONSOLIDATED CASH FLOWS For purposes of reporting cash flows, cash and cash equivalents include cash on hand and in banks, amounts deposited in money market funds, and certificates of deposit with original maturities of three months or less.

2. INVENTORIES

Inventory costs and the methods of computing such costs are summarized as follows:


   MARCH 31,                            1995         1994
   ---------------------------------------------------------
   First-in, first-out cost:
     Finished products               $1,540,278   $1,733,499
     Products in process                650,443      773,162
                                     -----------------------
                                      2,190,721    2,506,661
   Specific identification cost:
     Raw material                       840,289      842,235
     Finished instrument systems          3,648        4,033
                                     -----------------------
                                        843,937      846,268
   Average cost:
     Supplies                           772,837      499,408
                                     -----------------------
      TOTAL                          $3,807,495   $3,852,337
                                     =======================

3. INVESTMENTS

The company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," in 1994. In accordance with this statement, the company has classified its investment in equity securities as "available for sale," which is reported at fair value. Unrealized holding gains and losses are reported in a separate component of shareholders' equity until realized. The company has the positive intent and ability to hold its investments in debt securities to maturity; these investments are reported at amortized cost. Investments in debt and equity securities are summarized as follows:


                                                                UNREALIZED   CARRYING
   TYPE                          CLASSIFICATION   FAIR VALUE    GAIN (LOSS)   VALUE
   -----------------------------------------------------------------------------------
   Year ended March 31,
    1995
   Equity securities:
     Common stock            Available for sale  $   10,569    $            $   10,569
                                                 -------------------------------------
   Debt securities:
     U.S. Government:
      Federal Farm Credit
       Banks -- due 9/1/95    Held to maturity      997,500      (3,087)     1,000,587
      Treasury Notes --
       due 3/31/96            Held to maturity      986,560      (6,731)       993,291
     Certificates of
      Deposit -- due 9/11/95  Held to maturity      100,234                    100,234
                                                 -------------------------------------
      Total debt securities                      $2,084,294     $(9,818)    $2,094,112
                                                 -------------------------------------
        TOTAL INVESTMENTS                        $2,094,863     $(9,818)    $2,104,681
                                                 -------------------------------------

    Prior to 1995, the unrealized loss was reported as an adjustment to shareholders' equity. In 1995, the investment's decline in value was determined to be "other than temporary," and the loss was included in earnings for the current period.

4. CASH VALUE OF LIFE INSURANCE

Cash value of life insurance consists primarily of contractual rights under split-dollar life insurance agreements. Prior to 1980 and in 1992, the company purchased policies insuring the lives of certain officers and directors and entered into split-dollar agreements with these persons. The company owns the policies and, by the terms of the split-dollar agreements, is obligated to pay all premiums and to take all necessary steps, upon the death of the insured, to obtain the death benefits provided under the policies.

   The insured is obligated to reimburse the company annually for the value of the policy's economic benefit to the insured for that year (as determined for federal income tax purposes). Net premiums accrue interest at 3% per year; upon the insured's death, the insured's estate will be obligated to repay the company the amount of net premiums plus interest.

   The company has the right to obtain loans secured by the policy. With the company's consent, the insured may also obtain loans secured by the policy. The company may also consent to pay interest on policy loans to the insured. Any outstanding loan amounts will be repaid from the death benefits. If the company paid interest on the loan amounts, the insured's estate will be obligated to repay the interest paid plus 3% interest.

   With respect to all policy proceeds in excess of the amounts required to be paid to the company, the insured has the right to designate the beneficiaries of the policy and the right to elect the settlement option with respect to such proceeds.

5. LONG-TERM OBLIGATIONS AND CREDIT AGREEMENT

LONG-TERM OBLIGATIONS

Long-term obligations consist of:


   MARCH 31,                                    1995      1994
   -------------------------------------------------------------
   Mortgage note, due monthly through 1995    $508,434  $601,357
   Other obligations                           113,575   247,362
                                              ------------------
                                               622,009   848,719
   Less current portion                        602,746   219,165
                                              ------------------
     TOTAL LONG-TERM OBLIGATIONS              $ 19,263  $629,554
                                              ==================

   The mortgage note bears interest at the bank's base rate, but not less than 7% nor more than 13%. At March 31, 1995, the note bore interest at 10%. The note is collateralized by a first lien on the company's land and building.

   Long-term obligations mature as follows: $602,746 in 1996 and $19,263 in 1997.

5. CONTINUED

CREDIT AGREEMENT

The company has a revolving line of credit agreement under which the company can borrow $1,500,000 at the bank's floating base rate plus 0.5%. The agreement expires in August 1995. At March 31, 1995 or during the year then ended, no borrowings were outstanding under this agreement. The company pays no fees nor is required to maintain any compensating balances under this agreement.

   The line of credit agreement provides for maximum amounts that can be outstanding, based on the company's receivables and inventories. Prepayments on this loan may be required when the bases of receivables and inventories, as determined under the agreement provisions, are less than certain defined levels.

   The agreement also contains various provisions that restrict borrowings, capital expenditures, advances and other distributions, and certain direct or contingent liabilities. Dividend payments are restricted to 25% of the company's prior year net income. This restriction was waived in December 1993 for the years ended March 31, 1995 and 1994. The agreement also provides for the maintenance of certain ratios or amounts relative to working capital, net worth and debt-to-equity. At March 31, 1995, the company was in compliance with the provisions of the agreement.

   Security for the company's obligations under the line of credit agreement includes substantially all of the company's assets, except for the cash value of all life insurance policies and the company's land and building which are pledged as collateral for the mortgage note.

6. CASH FLOWS INFORMATION

Following is a summary of the changes in operating assets and liabilities.


   YEAR ENDED MARCH 31,                                  1995         1994        1993
   -------------------------------------------------------------------------------------
   Decrease (increase) in:
     Receivables                                    $  (764,114)  $ 381,008   $  274,623
     Inventories                                         44,842     185,746      434,780
     Prepaid expenses                                  (250,518)   (109,053)     528,442
     Other assets                                       (76,505)    171,101       75,392
   Increase (decrease) in:
     Accounts payable                                  (125,685)    (29,242)    (134,811)
     Accrued salaries and other expenses               (178,475)   (129,405)     178,304
                                                    ------------------------------------
      NET EFFECT OF CHANGE IN OPERATING ACCOUNTS    $(1,350,455)  $ 470,155   $1,356,730
                                                    ====================================

   The company entered into various capital leases for new equipment, which increased the company's property and long-term debt by $119,389 in 1994 and $113,930 in 1993.

   In April 1992, a note receivable of $221,356 was received in connection with the sale of the company's plastics manufacturing operations. Additional advances of $26,518 in fiscal 1995 and $114,730 in 1994 in connection with the former plastics manufacturing operations were consolidated into a note receivable in September 1994.
                                                                               .

7. STOCK OPTION PLAN

The company's 1991 incentive stock option plan was approved by shareholders in August 1992. Under the plan, 250,000 shares of its common stock were reserved for grant to various employees. The options become exercisable at 25% per year. The number of shares reserved under the plan will be adjusted for stock splits and stock dividends.

   Options have been granted to certain nonemployee members of the board of directors to purchase up to 10,000 shares of common stock each at a price of $2.88 per share, exercisable before October 26, 1999. In addition, in August 1992, the shareholders approved the 1991 Outside Director Stock Option Plan (nonqualified), which reserves 100,000 shares of the company's common stock for grant to nonemployee directors. The following is a summary of the company's stock option plans.


   MARCH 31,                        1995      1994     1993
- -------------------------------------------------------------
   NUMBER OF SHARES
   Common stock under option      361,337   369,562   268,312
   Options exercisable            226,093   166,385   113,892
   Options exercised                  225     3,750     5,950
   Options available               73,500    65,500   170,500
   Options reserved               361,337   369,562   268,312

   AVERAGE OPTION PRICE
   Common stock under option        $4.23     $4.22     $4.01
   Options exercisable               3.88      3.53      3.17
   Options exercised                 3.89      2.81      2.81

8. SHAREHOLDER RIGHTS PLAN

The company has a shareholder rights plan which expires in September 1999. Under terms of the plan: a) the rights are not exercisable until 10 days after a public announcement that a person or group has acquired or intends to acquire 20% or more of the company's common stock without the consent of the board of directors; and b) each share of common stock has the right to purchase common stock with a value of two times the right's purchase price. The right's purchase price, which is subject to adjustment by the board of directors, is currently $15.00 per right. If exercisable, based upon a closing market price of $4.50 per share at March 31, 1995, a shareholder could purchase, by exercising such right, approximately 6.7 shares of common stock for each share held. The board of directors may elect to redeem the outstanding rights at $.01 per right at any time before the expiration date.

9. EMPLOYEE RETIREMENT SAVINGS PLAN

In July 1992, the company initiated a 401(k) Retirement Savings Plan. Under the plan's provisions, the company may, at the discretion of the board of directors, match a portion of the employee's annual contribution. All employees over 21 years of age with at least one year of service are eligible for the plan. Company contributions, which are 100% vested after five years of continuous service, were $35,220 in 1995; $32,952 in 1994; and $35,046 in 1993.

10. DISPOSITION OF PRODUCT LINES AND MANUFACTURING FACILITIES

During 1993, management decided to discontinue the Fe-Cult Plus product line due to the line's marginal profitability. The unusual charge of $480,453 comprised $180,453 representing the cost of inventory in excess of firm customer orders on hand at December 31, 1992 and $300,000 representing final settlement of prior years' royalties claimed by the owner of a patent covering certain processes used in the manufacture of Fe-Cult Plus. Sales of Fe-Cult Plus products in fiscal 1993 were approximately $378,000.

   In May 1992, the company sold its plastics manufacturing operations. Terms of the sale provide for payment of approximately $220,000 for equipment (net book value) and inventory, due in monthly installments, including interest, over three years. In addition, the purchaser agreed to supply for at least two years the plastic specialty items formerly manufactured by the company.

11. INCOME TAXES

   Income taxes consist of the following:


   YEAR ENDED MARCH 31,    1995       1994      1993
   ---------------------------------------------------
   Federal
    Current              $705,000   $114,000  $(43,550)
    Deferred               (8,800)   147,000
                         -----------------------------
      TOTAL              $696,200   $261,000  $(43,550)
                         =============================

   Income taxes as shown in the statements of consolidated income differ from the amount that would be computed if income before income taxes was multiplied by the United States federal income tax rate (statutory rate) applicable in each year. The reasons for this difference are as follows:


   YEAR ENDED MARCH 31,                            1995   1994    1993
   -------------------------------------------------------------------
   Statutory rate                                  34.0%  34.0%  (34.0)%
   Increase (decrease) resulting from:
    Exempt export earnings                         (3.2)          (2.0)
    Life insurance premiums                                         .6
    Foreign losses recognized for tax purposes                    (5.0)
    Net operating loss recognition/limitation            (21.2)   30.8
    Amortization of goodwill                        2.3    3.1     5.3
    Tax credits                                    (4.3)
    Other - net                                     3.4     .3     (.3)
                                                   -------------------
      EFFECTIVE TAX RATE                           32.2%  16.2%   (4.6)%
                                                   ===================

   The provision for deferred income taxes is based on the liability method prescribed by SFAS No. 109, "Accounting for Income Taxes," which was adopted by the company during the first quarter of 1994. A deferred income tax liability or asset is recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements that will result in net taxable or deductible amounts in future years. Significant components of the company's deferred tax assets (liabilities) are as follows:


   YEAR ENDED MARCH 31,                                                       1995        1994
   ---------------------------------------------------------------------------------------------
   Allowance for bad debts                                                 $  68,600   $  50,800
   Inventory costs capitalized                                                50,800      50,800
   DISC earnings                                                                         (19,600)
   Other                                                                       5,000       5,000
                                                                           ---------------------
    Net current deferred tax asset                                           124,400      87,000
                                                                           ---------------------
   Difference between book and tax basis of property, plant & equipment     (254,000)   (238,000)
   Other                                                                      (8,600)      4,000
                                                                           ---------------------
    Net noncurrent deferred tax liability                                   (262,600)   (234,000)
                                                                           ---------------------
      NET DEFERRED TAX LIABILITY                                           $(138,200)  $(147,000)
                                                                           =====================

12. SALES BY GEOGRAPHIC AREA

The company operates within one dominant segment -- the manufacture and sale of blood bank and diagnostic products -- and has no customer which accounts for 10% or more of its total sales. The company operates in one geographic area, the United States, from which it sells to numerous countries.


   YEAR ENDED MARCH 31,                      1995      1994       1993
   ---------------------------------------------------------------------
                                                  (In thousands)
   Net sales to unaffiliated customers:
     United States                          $13,177    $12,344   $11,963
     Europe                                   1,893      1,930     1,413
     Pacific Region                           1,342      1,246     1,393
     Mexico, Central and South America          898        553       566
     Middle East                                637        848       725
     Other                                      314        292       330
                                            ----------------------------
      TOTAL                                 $18,261    $17,213   $16,390
                                            ============================

13. COMMITMENTS AND CONTINGENCIES

OPERATING LEASES

The company leases certain facilities, equipment and automobiles under operating leases which range from one month to three years. Rent expense charged to income was approximately $250,000 in 1995; $280,000 in 1994; and $321,000 in 1993.
Future minimum rental commitments at March 31, 1995 are $374,000, due primarily over two years.

CONTINGENCIES

From time to time, the company is involved in certain legal proceedings and claims which arise in the normal course of business, none of which, in management's opinion, is expected to have a material adverse effect on the company's consolidated operations or financial position.

Auditors             INDEPENDENT AUDITORS' REPORT

Gamma Biologicals, Inc.

We have audited the accompanying consolidated balance sheets of Gamma Biologicals, Inc. and subsidiaries (the company) as of March 31, 1995 and 1994, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended March 31, 1995. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the company at March 31, 1995 and 1994, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 1995, in conformity with generally accepted accounting principles.


Houston, Texas
June 9, 1995

Management           MANAGEMENT'S RESPONSIBILITY
       FOR FINANCIAL REPORTING

The management of Gamma Biologicals, Inc. has prepared and is responsible for the financial statements and related financial data contained in this report. The financial statements were prepared in accordance with generally accepted accounting principles and necessarily include certain amounts based upon management's best estimates and judgments. The financial information contained elsewhere in this annual report is consistent with that in the financial statements.

   The company maintains internal accounting control systems that are adequate to prepare financial records and to provide reasonable assurance that the assets are safeguarded from loss or unauthorized use. We believe these systems are effective, and the cost of the systems does not exceed the benefits obtained.

   The Audit Committee, composed exclusively of outside directors, meets periodically with the company's management and independent public accountants on financial reporting matters. The independent public accountants have free access to the Audit Committee and may meet with the committee, without management present, to discuss their audit results and opinions on the quality of financial reporting.

   The role of independent public accountants is to render a professional, independent opinion on management's financial statements to the extent required by generally accepted auditing standards. Gamma's responsibility is to conduct its affairs according to the highest standards of personal and corporate conduct.

[Signature of Margaret J. O'Bannion appears here]

Margaret J. O'Bannion
Vice President -- Finance

Data          CORPORATE DATA

OFFICERS
David E. Hatcher
Chairman & Chief Executive Officer

John J. Moulds
President & Chief Operating Officer

Betty Francis Hatcher
Executive Vice President -- Product Development

John Case
Vice President -- Regulatory Affairs

Lawrence E. Letwin
Corporate Secretary

Margaret J. O'Bannion
Vice President -- Finance
& Chief Financial Officer

Gary L. Parrish
Vice President -- National Sales

Jimmie L. Turner
Vice President -- Customer Services

DIRECTORS
David E. Hatcher
Chairman

Bryan J. Brieden /*+/
Consultant & former president
Bryan Biologicals, Inc.
Detroit,  Michigan
(Laboratory supplies distributor)

Betty Francis Hatcher

R. Bruce LaBoon /*+/
Partner
Liddell, Sapp, Zivley, Hill & LaBoon, L.L.P.
Houston, Texas
(Attorneys at law)

John J. Moulds

Hayle B. Randolph /*+/
Blood services consultant
Mesa and Flagstaff, Arizona

GENERAL COUNSEL
Liddell, Sapp, Zivley, Hill & LaBoon, L.L.P.
Houston, Texas

AUDITORS
Deloitte & Touche LLP
Houston, Texas

STOCK TRANSFER AGENT AND REGISTRAR
Please direct communications concerning stock transfer requirements, lost certificates or changes of address to:
   Society National Bank
   c/o KeyCorp Shareholder Services, Inc.
   700 Louisiana, Suite 2620
   Houston, Texas 77002-2729
   1-800/539-6549 or 713/546-5500
   FAX: 713/546-5510

STOCK TRADING
Gamma Biologicals, Inc. common stock trades on the American Stock Exchange using the symbol GBL.

SEC FORM 10-K
Gamma will provide its shareholders, without charge, a copy of the company's Annual Report on Form 10-K for the fiscal year ended March 31, 1995, filed with the Securities and Exchange Commission. Direct requests to:
   Margaret J. O'Bannion
   Gamma Biologicals, Inc.
   3700 Mangum Road
   Houston, TX  77092.

FINANCIAL MAILING LIST

Shareholders whose stock is held in trust or by a brokerage firm may receive timely financial mailings directly from Gamma by writing to Ms. Margaret J. O'Bannion at the above address.

ANNUAL MEETING

Gamma Biologicals, Inc. invites interested shareholders to attend its annual meeting at 3:00 p.m. CDT on Thursday, August 10, 1995, at the company's offices, 3700 Mangum Road, Houston, Texas.

/*/ Member, Audit Committee
/+/ Member, Compensation/Stock Option Committee

             Portions of this report are printed on recycled paper.

GAMMA BIOLOGICALS, INC.
3700 Mangum Road
Houston, Texas 77092

713/681-8481
FAX 713/956-3333