Form 10-K405, Exhibit 13
period 1996-03-31
GAMMA BIOLOGICALS INC
filed 1996-06-28
CIK 317890

Annual Report 1996







Gamma Biologicals: Manufacturing in a Niche Market



[Following paragraph runs across back and front covers and pages 5-12 of the annual report.]

GAMMA PROVIDES PRODUCTS AND SERVICES TO IMMUNOHEMATOLOGY, A MAJOR DISCIPLINE WITHIN CLINICAL MEDICINE. FOR OVER A QUARTER CENTURY, THE GAMMA TEAM HAS MANUFACTURED QUALITY IN-VITRO DIAGNOSTIC REAGENTS FOR MEDICAL TECHNOLOGISTS WHO USE OUR PRODUCTS DAILY. AS AN IN-VITRO DIAGNOSTIC REAGENT MANUFACTURER, GAMMA BIOLOGICALS IS PART OF A TWENTIETH CENTURY PHENOMENON. ALTHOUGH THE ABO BLOOD GROUP SYSTEM WAS DISCOVERED IN 1900, GAMMA'S INDUSTRY BEGAN JUST 60 YEARS AGO IN 1936 AND ACCELERATED IN THE 1950s-60s WITH MORE SENSITIVE TESTS AND INCREASED TRANSFUSIONS. ORGANIZED IN 1970, GAMMA TODAY IS ONE OF ONLY FOUR ACTIVE, FDA-LICENSED, U.S. MANUFACTURERS IN IMMUNOHEMATOLOGY. OUR SCIENTIFIC TEAM CONTRIBUTED TO THE DETECTION AND IDENTIFICATION OF MORE THAN 25 UNIQUE BLOOD GROUP FACTORS. THE COMPANY BROUGHT TO MARKET BOTH THE FIRST LICENSED MONOCLONAL BLOOD GROUPING REAGENT AND THE FIRST LICENSED TOTAL MONOCLONAL POLYSPECIFIC ANTIGLOBULIN (COOMBS) REAGENT, AMONG OTHER REAGENT AND TEST KIT PRODUCTS. AS WE PURSUE NEW TECHNOLOGIES AND FULFILL CUSTOMER REQUIREMENTS, WE STRIVE, THROUGH cGMP, TO PROVIDE QUALITY PRODUCTS AND SERVICE SECOND TO NONE.

Contents

11-year summary                      Inside front cover
Company profile                                       1
Letter to shareholders                                2
Review of manufacturing                               5
Management's discussion and analysis                 13
Income statement                                     19
Balance sheets                                       20
Shareholders' equity                                 21
Cash flows                                           22
Notes to consolidated financials                     23
Independent auditors' report                         30
Management's report                                  31
Market for common equity                             32
Quarterly financial data                             32
Corporate data                        Inside back cover


11-year Summary of Selected Financial Data

Year Ended March 31,                            1996              1995
- --------------------------------------------------------------------------
Financial
Net sales                                      $16,941           $18,261
Operating income (loss)                            899             2,193
Income (loss) before extraordinary item            824             1,467
Net income (loss)                                  824             1,467
Working capital                                 10,299            10,675
Total assets                                    18,426            18,384
Long-term obligations                              353                19
Shareholders' equity                            16,852            16,454

Statistical
Operating margin                                   5.3%             12.0%
Return on net sales                                4.9%              8.0%
Return on average equity                           4.9%              9.1%
Current ratio                                     11.9               7.5

Per Share Amounts
Income (loss) before extraordinary item        $   .18           $   .32
Net income (loss)                                  .18               .32
Dividends                                          .10               .10
Book value                                        3.66              3.55

Weighted average common and common equivalent
 shares outstanding                              4,609             4,638

     1994       1993       1992       1991*       1990       1989       1988       1987       1986
- -------------------------------------------------------------------------------------------------------
(In thousands, except per share amounts)
   $17,213    $16,390    $16,942    $15,674     $19,257     $18,089    $18,385    $18,014    $15,804
     1,546       (966)       678      1,402       2,288      (2,631)       938        464     (3,399)

     1,348       (904)       533        896         727      (3,510)       (83)      (451)    (2,378)
     1,348       (904)       721      1,253       1,299      (3,510)       (83)      (451)    (2,378)
    11,261      9,772     10,543      6,714       8,719       9,410      7,722      6,150      5,289
    18,030     16,925     17,800     19,005      23,158      22,056     28,548     28,420     27,607
       630        734        815      1,122       1,240       4,168      2,531      2,842      2,868
    15,620     14,507     15,397     14,818      14,354      12,383     16,582     16,395     15,803

       9.0%     (5.9)%       4.0%       8.9%       11.9%     (14.5)%       5.1%       2.6%     (22.0)%
       7.8%     (5.5)%       4.3%       8.0%        6.7%     (19.4)%       (.5)%     (2.5)%    (15.0)%
       9.0%     (6.0)%       4.8%       8.6%        9.7%     (24.2)%       (.5)%     (2.8)%    (14.2)%
       8.3       6.8         7.6        3.2         2.2        2.7         1.8        1.7        1.6

$      .28    $ (.20)    $   .12    $   .20     $   .17     $ (.77)    $  (.02)    $ (.10)    $ (.52)
       .28      (.20)        .16        .28         .29       (.77)       (.02)      (.10)      (.52)
       .05                                                                                       .07
      3.29      3.16        3.35       3.26        3.15       2.72        3.67       3.64       3.51

    4,744      4,594       4,661      4,551       4,551      4,546       4,542      4,539      4,535

              *The company sold its Italian subsidiaries in 1991.

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

Shareholders' Letter

Dear Shareholder:

We are pleased to report that Gamma was profitable, earning $824,000 (18 cents per share) on net sales of $16,941,000 for the fiscal year ended March 31, 1996.

     While sales revenues were approximately 7% lower, the decrease was due more to an unusual order in 1995 than to lack of recurring volume this year. In fiscal 1995, a competitor who was experiencing short-term manufacturing problems placed large orders with Gamma to supply customers. This kind of event (while profitable) is rare, and we were gratified that Gamma's manufacturing personnel were able to take on the additional work required by these extra orders.

     Additionally, revenues were affected by:

  . declines in sales of third-party products due to supply shortages. Gamma offers such products as part of a complete line required by certain purchasing groups. These items will continue to be in short supply throughout fiscal 1997.

  . an 8% decrease in export sales, due primarily to a reorganization of the distributor network and currency volatility in Mexico and Argentina.

     Another influence on net income was a 34% increase in research and development expense during fiscal 1996, following a 12% increase in 1995, associated with ReACT/TM/ project alpha testing costs and ongoing electro-biosensor research.

     A strong balance sheet allowed the company to continue funding day-to-day operations from cash flows, including expenditures for research and development and $1.7 million in capital improvements to modernize manufacturing. We are proud that the company maintains positive cash flow while investing for the future.

Shareholder Value

Shareholders' equity increased slightly, and management continues to explore ways to augment that increase. This year, we paid quarterly dividends of 2-1/2 cents per share for a total of 10 cents per common share for the year. That dividend yield is currently about 2% of market price and 3% of book value, an amount the board believes the company can pay from cash flows while continuing to fund operating requirements. Gamma paid dividends in July, October, January and April.

     In February 1996, we announced that Gamma had retained Vector Securities International, Inc. as its financial adviser to assist the company in identifying and reviewing strategic alternatives to enhance shareholder value. The board realized that, while the company is positioned to continue as a major domestic player in its field, some form of alliance could help us compete in worldwide markets. To date, we have not entered negotiations with any entity.

Sales Expansion

In May, Gamma contracted to manufacture a custom line of monoclonal blood grouping reagents for Olympus America Inc., Clinical Instrument Division. The licensed, ready-to-use reagents


                 [Five-year bar chart of net sales goes here]

                 [Five-year bar chart of net income goes here]

            [Five-year bar chart of net income per share goes here]

will be dedicated to the Olympus PK 7200, one of the series of immunohematology analyzers used to determine the blood groups of approximately 80% to 85% of blood donations in the United States.

     Under terms of the contract, Olympus America will become the exclusive worldwide distributor for this custom line. Gamma will obtain the necessary FDA licenses for the reagents, which are now ready for field testing. The agreement with Olympus America is for an initial term of three years following FDA approval.

     We estimate approximately $500,000 in sales during the first full year of the contract and continued growth in years two and three. Currently, only about 22% of the Rh reagents and 10% of the ABO reagents used in Olympus automated blood grouping instruments are Gamma products. The custom line manufactured by Gamma Biologicals exclusively for Olympus America should increase these percentages considerably.

     With these custom reagents, the large blood processing centers that use the Olympus PK 7200 will no longer be required to perform extensive qualification studies to determine the working dilutions of purchased reagents. Instead of preparing reagent stock solutions daily or weekly, the centers will simply use the Gamma reagents custom-formulated for these instruments, saving both technologist time and blood center funds.

Research and Development

During fiscal 1996, we took delivery of the first 25 incubators for the ReACT system and ordered the first production lot of 25 centrifuges, which are scheduled for immediate delivery. With alpha testing complete, we are using test results from the prototype equipment plus in-house data for marketing purposes. We are particularly pleased that a scientific workshop at the major blood banking meeting in Spain this July will focus on ReACT.

     We continue to evaluate sites outside the United States for the international manufacture and sale of ReACT products prior to FDA approval to market domestically. Approval may take as long as two years.

     In the electro-biosensor research project, Gamma agreed to fund for one year the next phase to prove feasibility. This work is being conducted at the University of Wollongong, Australia.

Core Products

To reduce overhead costs and improve manufacturing schedules, Gamma applied for and received FDA approval to extend red cell product shelf life. Product quality is not affected.

     Over the past 12 months, the company submitted applications to the FDA for five additional monoclonal-based reagents produced either from company-owned clones or from clones to which Gamma has exclusive license. Such clones reduce our reliance on raw material often available from only a single outside source. We expect approval during calendar 1996.

     Gamma has the most extensive monoclonal product line among the domestic blood bank diagnostic reagent manufacturers. Still, we continue to evaluate additional clones that we might purchase and grow in-house. We believe that controlling the entire process, from clone supernate as a source of raw material to finished reagent, will allow us to maintain the quality for which we are known.

     SegmentSampler/TM/, a blood handling safety device, is being widely accepted domestically. Sales increased 700% during fiscal 1996. As the product gains exposure in the international markets, sales should continue to experience healthy growth.

Other News

As we and others in health care have reported, a long-term challenge to earnings is the continuing price pressure on products created by laboratory cost containment and the growth of large purchasing groups. About 50% of Gamma's domestic business now channels through these groups. We believe that providing a complete product line, specialty items, and new products and technology should help us maintain market share.

     Gamma is committed to building sales throughout Latin and South America, despite the economic challenges. During fiscal 1996, we appointed new distributors in Brazil, Chile and Colombia; reorganized our distributorship structure; and instituted minimum order requirements.

     In a move designed to provide significant long-term benefit, Gamma installed a bar code control system for product tracking. An overall software update is scheduled for this year. Together, these improvements will lower shipping costs, provide better control of inventory, and allow our employees to work more efficiently.

Once again, we join with all Gamma personnel to thank each shareholder for your interest in Gamma Biologicals, "a company of experienced people dedicated to quality products and service to the profession".

/s/ David E. Hatcher                       /s/ John J.Moulds
- -----------------------------             -------------------------------
David E.Hatcher                            John J. Moulds
Chairman & Chief                           President & Chief
Executive Officer                          Operating Officer

June 24, 1996




           [Five-year bar chart of sales foreign/domestic goes here] process

"Gamma people work together as a team, perhaps more like a family, to focus on the customer's need to perform accurate tests."

As director of manufacturing, Susan Batcha has responsibility for getting products from drawing board to customer's hands.

[Photo of manufacturing director goes here.]

MANUFACTURE

From raw material to shipped products, Gamma Biologicals manufactures in-vitro diagnostic reagents used primarily by blood donation centers and transfusion departments of hospitals.

     More than 60% of Gamma personnel work directly in manufacturing and quality control of core and specialty products. The remainder include the sales force, order processing employees, and finance, accounting and administrative personnel.

     The manufacturing process is governed by customer need, raw material availability and, beyond all else, time. Producing a reagent from raw material to lot release may take several weeks. Add three or four months for FDA lot approval of licensed products. Plan for as much as two years if the product must be developed and FDA-approved for marketing.

     To streamline the process, a product management committee, with representatives from each department, coordinates the innumerable details needed to build an idea into a finished new product ready for submission to the FDA. How will the product perform? What will it cost to manufacture and sell? What do we name it? How will packaging and labeling look? What does the direction insert need to say? Dozens of questions asked and answered early make the process run more efficiently, eliminate excessive meetings and cut manufacturing delays.

     This management process was used on our newest reagent red cell product, Panel 15/TM/, which begins shipping this month to the intended international markets. This reagent red cell product is Gamma's first with multilingual packaging in English, Spanish, German and Italian.

     While developing Panel 15, we obtained FDA approval to extend cell product shelf life. The extension improves production logistics and provides additional days in the customer's hands.

     Extended shelf life also changes our donor scheduling. To help, we've upgraded our computer program to identify and select donors, the sources of certain products that cannot be produced from monoclonal material.

     Throughout the process, quality is the key. It starts with the quality of the raw components, whether produced internally or purchased from outside suppliers. We take pride in developing, manufacturing and shipping quality products.

     Employees, too, are essential in that regard, with each team member focusing on customers' need to perform accurate tests.

     Our current challenge is to meet customers' increasing desire for customized products and packaging. Accommodating them involves extra effort. All our personnel know when it's time to give that extra effort, and we do it with pride.

     On the following pages, take a walk through Gamma's basic manufacturing process with the people who isolate and grow clones, manufacture and vial cell and serum products, perform quality control, and distribute finished goods to customers in more than 50 countries.

ISOLATE

               [Photo of clone isolation laboratory goes here.]

Dr. Chen inoculates a special breed of mouse to produce an antibody-secreting cell that can be cloned and grown in a culture medium.

     MANUFACTURING BEGINS IN THE CLONE ISOLATION LABORATORY. Here, scientists test thousand of clones to identify those most suitable for Gamma's reagents. A stable clone capable of reproducing and secreting the particular antibody needed to produce monoclonal anti-B, anti-Le, or another of the myriad reagent products is a valuable resource of the company. Monoclonal reagents are superior in specificity and potency and ensure lot-to-lot consistency. Gamma-owned clones eliminate reliance on outside sources.

[Photo of two scientists goes here.]

John Shen, PhD, and Victor Chen, MD, spearhead Gamma's efforts to isolate and develop useful clones.

lab


"To develop a unique clone like anti-Henshaw that no one else has been able to do successfully takes patience and evaluation of thousands of cells."

GROW

Working in a sterile environment, Ernestine Spencer, Brenda Stafford and Kristen Ford feed fresh medium to the clones, remove waste and harvest culture fluid daily.

                [Photo of clone growing laboratory goes here.]

     WHEN CLONED CELLS REACH A CERTAIN DENSITY, they are transferred to the bioreactors in the growing laboratory. There, they begin producing sufficient level of antibody within about three days and continue for up to four months. Depending on volume requirements, Gamma can grow several different secreting cell lines at one time. The challenge is to obtain a good, stable, antibody-secreting cell line. This area makes intermediate material, filtered either as supernate or into a buffer exchange and transferred to final antiserum production. About 40% of the technicians' time is spent keeping equipment clean and sterile.

"Tending cells is a learned process, a bit like tending plants but using sterile technique."


                 [Photo of clone program managers goes here.]

Tom Frame manages Gamma's clone program, while Lea Hendrix supervises the growing laboratory day-to-day operations.

product

     EVERY WEEK, GAMMA SHIPS REAGENT RED CELL PRODUCTS to hospitals and blood donation centers. During manufacturing, whole blood or packed red blood cells are filtered into sterile "donut" bags, centrifuged and washed. Technicians perform calculations, test samples, culture, and transform the raw material into bulk product, ready for vialing. Gamma developed its latest cell product, Panel 15, in response to requests from international customers. Kits to evaluate technologist competence include Canadian, Japanese, Spanish and Portuguese surveys.

             [Photo of reagent red cell manufacturing goes here.]

Supervisor Peggy Willis and Rose Atkins are part of the team that washes the cells, does sterility testing, and makes finished red cell panels plus components of RQC kits and RiSE.

PRODUCE

"Teamwork and cross-training allow us to work on multiple red cell products at any given time."

                  [Photo of cell product managers goes here.]

Co-managers Juanita Puckett and Brenda Sullivan direct reagent red cell manufacturing, Gamma's most time-sensitive product line.

BULK

During antiserum manufacturing, Beth Cason measures and weighs chemicals, pours them into a fluid base in specified order, and stirs to dissolve.

                 [Photo of antiserum manufacturing goes here.]

"Whether clone- or human-source, the reagents we make are manufactured for both quality and cost effectiveness."

               [Photo of serum manufacturing manager goes here.]

Besides managing serum manufacturing, Diane Barkley developed the custom reagents for the Olympus PK 7200 automated immunohematology analyzer.

     IN ADDITION TO RED CELL PRODUCTS, GAMMA PRODUCES other reagents in large quantities. The reagent laboratory receives raw monoclonal antibodies from the growing lab or supernate from outside sources, as well as human plasma containing antibody, and bulks the product by adding appropriate chemicals and purified water. Chemical and serological tests and activity verification are part of a multiday process. Preprocessing starts several weeks earlier.

VIAL

                      [Photo of vialing room goes here.]

Sterile technique is the vialing team's most important skill. Deloise Thomas, Kim Daughtry and Oralia Izquierdo are cross-trained on equipment and documentation.

     BULK PRODUCT MOVES TO STERILE FILTRATION, then refrigerated storage, to await vialing. Gamma has an intensive vialing schedule involving many products, including high-volume reagents that may require a second shift. Rare antiserums and certain specialized kits may be vialed only three or four times per year.

finish

"Our task is to vial up to 20 products per day, all under identical sterile conditions."

With two vialing rooms, sterile filtration and packaging to manage, Michael McElroy relies on his shift supervisors and experienced crews.

                     [Photo of vialing manager goes here.]

CONTROL

"Our challenge is the enormous increase in testing required in a specified period to meet shipping deadlines."

               [Photo of quality control laboratory goes here.]

When medical technologist Anne Craig evaluates random samples of vialed reagents, she tests for identity, reactivity, potency, specificity, avidity and sterility.

Norma Wheeler, manager of quality control, works closely with both vialing and regulatory affairs.

                 [Photo of quality control manager goes here.]

     ONCE VIALING IS COMPLETE, QC RECEIVES RANDOM SAMPLES for testing at various levels. Over the past five years, the total number of products submitted for quality control has increased substantially, especially in reagent red cell products. For both existing and new products, Gamma also conducts stability studies, required by the FDA to monitor performance of material.

SHIP

"Speed with accuracy is our motto. With expanded facilities and bar coding, our shipping errors have dropped to .08%."

     GAMMA'S STATE-OF-THE-ART SHIPPING AREA, NEW BAR CODING SYSTEM, and extended dating of cell products have allowed us to automate processes and reduce costs, while using personnel more efficiently. A conveyor takes boxes directly to shipping stations, where individual products are scanned and packed, then on to tracking scanners. Consolidating multiple inventory locations has saved time and eliminated waste. A software upgrade and a request to vendors to provide bar coded products should also increase accuracy of receiving.

                    [Photo of materials manager goes here.]

Materials manager Jerry Thomas has spent the last two years upgrading the shipping and warehousing department.

freight

Robert Campos tracks packages through Gamma's new bar coding system. At a modern work station in the background, Debra Oaks scans individual products for inventory control.

                      [Photo of shipping area goes here.]

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

NET INCOME

A significant increase in research and development expenses, coupled with the loss of margin from nonrecurring sales to another domestic reagent manufacturer that benefited fiscal 1995, resulted in lower net income of $823,530 for the year ended March 31, 1996, compared with net income of $1,466,519 in 1995 and $1,348,548 in 1994. Management believes that the investment in research and development is an investment in the future success of the company.

REVENUES

Revenues fell 7% to $16,940,588 in 1996, following a 6% increase in 1995. The loss of $622,000 in sales of reagent red cell and RQC products to another major U.S. reagent manufacturer accounted for over half of the decline in 1996, although recurring sales in these product lines rose 3%. Sales of the SegmentSampler/TM/, a blood handling safety device introduced in February 1995, grew 700% in 1996 to $312,000, which offset an anticipated loss of STS-M-related revenues. SegmentSampler sales should continue to experience healthy growth in fiscal 1997 as the product gains exposure in international markets. Sales of one third-party product line declined $102,000, or 11%, due to supply shortages and FDA recalls; these products will continue to be in short supply throughout fiscal 1997. Sales of the company's marginally profitable line of serological products, which have been steadily declining over recent years, fell 17%, or $73,000, in 1996. The company ceased production of this line in late fiscal 1996 and has contracted with a third party to manufacture certain of these serological products for sale by the company primarily in international markets.

     In May 1996, we signed an agreement with Olympus America Inc., Clinical Instrument Division, to manufacture a custom line of monoclonal reagents dedicated to the PK 7200, one of a series of immunohematology analyzers used to determine the blood groups of approximately 80% to 85% of blood donations in the United States. The agreement is for an initial term of three years following FDA approval, which is not expected until fiscal 1998. Gamma estimates sales of approximately $500,000 during the first full year of the contract. We believe the Olympus reagents and the ReACT/TM/ (Red Cell Adherence Column Technology) product line, currently scheduled for introduction in export markets in late fiscal 1997, will provide the greatest opportunities for revenue growth in the near future.

DOMESTIC SALES

Reflected in the 7% decrease in domestic sales are $707,000 of sales to another reagent manufacturer to cover unanticipated inventory shortages between September 1994 and February 1995. Also, most of the lost STS-M-related revenue and substantially all of the reduced third-party product sales in 1996 were domestic source. The 3% increase in recurring sales of reagent red cell and RQC products and the 656% increase in SegmentSampler revenues eased the impact on domestic sales to some extent.

     Purchasing groups, formed to help the health care industry control costs, continue to be a major factor in the domestic market. All of these groups award contracts through a competitive bidding process, which has resulted in overall price erosion.

Gamma now has national contracts with 33 group purchasing organizations to supply diagnostic reagents for the blood bank laboratory; sales to these organizations accounted for about 50% of our domestic business in 1996. An additional 18% to 20% of sales to customers who are not members of one or more purchasing groups were also subject to competitive bidding. The company lost $100,000, or 1% of domestic revenues, in 1996 due to price erosion. We believe that the influence of purchasing groups will maintain the pressure on prices of routine products for the foreseeable future, although products based on newer technologies, such as ReACT, may not be subject to the same price constraints.

EXPORT SALES

Export sales experienced an 8% decline in 1996 due primarily to the reorganization of the distributor network and currency volatility in Mexico and Argentina. In spite of this, Gamma expanded market share in Central and South America, recording a 14% increase in sales, and now has exclusive distributors in every country in the region. To strengthen distributor ties, minimum sales levels have been built into contracts in return for our commitment to provide increased technical support and training.

     Internationally, the market is now undergoing the same process of consolidation that has occurred in the United States. With the number of potential customers decreasing, competition is very aggressive. Customers and regulatory authorities are requesting, even requiring, all labeling, packaging and technical information to be provided in their native languages. In response to customer demand, Gamma is becoming more flexible in manufacturing customized products for selected markets. In June 1996, our newest reagent red cell product, Panel 15/TM/, will be introduced with packaging and instructions for use printed in English, Spanish, German and Italian. The introduction of the ReACT test system, developed to meet customer demand for microcolumn testing products, will also have a positive impact on export sales in the near term.

The combination of a 7% domestic volume increase and a 4% increase in export sales increased revenues 6% in 1995. The nonrecurring sales of reagent red cell, serum and RQC products to another domestic reagent manufacturer boosted domestic sales, adding to the expansion of export sales in the core product lines of monoclonal blood grouping and Coombs reagents.

GROSS MARGIN

Gross margin as a percentage of sales held constant at 54%, after rising from 51% in 1994. We continue to upgrade our primary product lines through conversion to clone-based raw materials that are grown in our in-house clone lab. This conversion will continue to result in significant savings as we become less dependent on a limited number of suppliers for sources of raw material. Three rare reagents developed from our own clones were licensed in 1996. Since year end, we have received license approval on a large volume ABO reagent and should soon be receiving license approval on a large volume Rh blood grouping reagent. To reduce the manufacturing lead time for reagent red cell products, we recently requested and received FDA approval of an

                    [Working Capital Barchart appears here]

         [Barchart of Cash Flows provided by Operations appears here]

extension of product shelf life. Manufacturing unit costs in 1995 declined, with an 8% increase in production volume due, in part, to the supplementary sales to a domestic reagent manufacturer and the final conversion of human-source ABO blood grouping reagents to clone-source products.

SELLING EXPENSES

Selling expenses decreased 2% due to the reorganization of the international sales function after rising 5% in 1995 to expand export marketing efforts. Downsizing reduced total instrument service costs by $164,000 in 1996 and $113,000 in 1995. Now that the service department has been closed, selling expenses for 1997 will be reduced by an additional $85,000. To increase the efficiency of customer service personnel, we installed an autofax software system that lets customers access our most requested documents by facsimile and a data interchange that allows us to receive purchase orders electronically. Also in 1996, the company began accepting MasterCard and VISA for certain orders to eliminate CODs and speed the collection process.

GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses rose 7% in 1996 after remaining relatively constant in 1995. Increased expenditures were for legal fees related to patent applications covering ReACT and electro-biosensor technologies, as well as for additional insurance coverage and for travel associated with the evaluation of potential manufacturing sites outside the United States to produce the ReACT line and other products awaiting FDA approval.

     Late in 1996, Gamma retained Vector Securities International, Inc. as its financial adviser to assist the company in identifying and reviewing strategic alternatives to enhance shareholder value. Through March 31, 1996, charges of $63,000 were incurred in this continuing process. Increased expenses were partially offset by the elimination of amortization expense related to the distributorship agreement with the company's former Italian subsidiary which expired in March 1995. Amortization expense had been $147,000 in each of the previous five years.

SHIPPING AND WAREHOUSING EXPENSES

Shipping and warehousing expenses rose 16% in 1996 and 13% in 1995. Shipping supplies experienced vendor price increases in both periods. Depreciation expense increased $55,000 in 1996 following the March 1995 installation of the first phase of a bar coding system. The remaining phase will be implemented this fall in conjunction with a computer software upgrade. This technology has streamlined the shipping process, enabling us to ensure accurate handling of the greater than 117,000 annual package volume while minimizing staffing levels. To further improve efficiency by improving process flow, we recently relocated the shipping department to the space formerly occupied by the animal laboratory, adding line automation and centralized inventory staging. The 1995 increase reflected additional staffing and supply expense to support increased sales volume.

RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses increased 34% in 1996, after a 12% increase in 1995, due to costs associated with ReACT alpha testing and ongoing electro-biosensor research. Total costs for ReACT product development and collection of field study data amounted to $408,000 in 1996. Electro-biosensor research expenses at the University of Wollongong, Australia, increased 67% to $230,000 in 1996 and will continue throughout fiscal 1997, as the project enters the next phase to prove feasibility. Considerable efforts were also expended for studies to extend the shelf life of reagent red cell products and to collect submission data for FDA market approval of four new products.

INTEREST

Interest income increased 5% in 1996 and 61% in 1995 due to an increase in funds invested and higher interest rates. Interest expense declined 29% in 1996 due to normal debt retirement.

OTHER EXPENSE

Other expense declined in 1996, after rising significantly in 1995, due to $83,000 in losses on the disposal of obsolete computer equipment and the recognition of an $87,000 permanent decline in the fair value of a common stock investment, in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities".

INCOME TAXES

The provision for income taxes fell 56% in 1996 due to lower pretax earnings, after increasing in 1995 due to higher pretax earnings and the utilization of all net operating loss carryforwards during the year ended March 31, 1994.

OTHER

In March 1995, the Financial Accounting Standards Board (FASB) issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," which is effective for the company on April 1, 1996. The statement sets forth guidance as to when to recognize an impairment of long-lived assets, including goodwill, and how to measure such an impairment. The methodology set forth in SFAS No. 121 is not significantly different from our current policy, and, therefore, we do not expect the adoption of SFAS No. 121, as it relates to impairment, to have a significant impact on the consolidated financial statements. SFAS No. 121 also addresses the accounting for long-lived assets to be disposed of. We have not yet determined the impact of this aspect of SFAS No. 121 on the consolidated financial statements.

     In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation," which is effective for the company on April 1, 1996. SFAS No. 123 permits, but does not require, a fair-value-based method of accounting for employee stock option plans which results in compensation expense being recognized in the results of operations when stock options are granted. We plan to continue the use of our current intrinsic-value-based method of accounting for such plans where no compensation expense is recognized. However, as required by SFAS No. 123, we will provide pro forma disclosure of net income and earnings per share in the notes to the consolidated financial statements as if the fair-value-based method of accounting has been applied.

                [Barchart of Shareholders' Equity appears here]

                [Barchart of Book Value Per Share appears here]

Liquidity and Capital Resources

OPERATING ACTIVITIES

Net cash flows increased $3,308,000 during the year ended March 31, 1996, compared with a decline of $1,098,000 in 1995. Cash flows from operating activities improved $1,380,000 due to collection of receivables, decreased inventory purchases and income tax payments, and the reduced payment of fees to obtain the rights to use certain technologies developed by others. The number of days sales in receivables fell to 74 days at March 31, 1996, from 80 days at March 31, 1995, due mainly to the collection of large export receivables outstanding at March 31, 1995. Days sales in inventory fell to 152 days at March 31, 1996, from 167 days at March 31, 1995, due to three primary factors. First, outsourcing the assembly of droppers and SegmentSamplers has eliminated the necessity of carrying component parts in inventory. Second, we were granted self-release for eight products that previously required FDA approval of each lot. This resulted in a reduction of lead times by as much as eight weeks and lowered the required level of inventory needed to support demand. Third, replacement of additional products produced from in-house clones significantly reduced the carrying value of reagent inventory. Income tax payments decreased $358,500 in 1996 due to lower pretax earnings; $61,000 of that amount will be applied to 1997 taxes. License fees of $35,000 were paid in 1996, compared with $230,000 paid in 1995, to purchase the rights to use 14 new clones and to manufacture and sell the SegmentSampler. In 1995, cash flows from operations declined due to slower collection of customer receivables, increased income tax payments, and the payments of license fees.

INVESTING ACTIVITIES

Cash flows from investing activities improved $1,589,000 due to the maturing of $2,000,000 of short-term investments made in 1995, offset by a $365,000 increase in capital expenditures. Capital expenditures were made to modernize manufacturing, convert space formerly occupied by the animal laboratory into a semi-automated shipping area, design phase two of the bar coding/shipping system, and upgrade the computer software system (scheduled for Fall 1996). Cash flows from investing activities improved $1,245,000 in 1995 due to the maturation of investments made in 1994, offset by increased capital expenditures to renovate and modify office and laboratory areas, install a computer network system, and design and install phase one of the bar coding system.

FINANCING ACTIVITIES

Cash flows used in financing activities decreased $336,000 due primarily to the curtailment of open-market repurchases of stock. In 1994, the board authorized the open-market repurchase, from time to time, of up to 250,000 shares of the company's common stock; 59,217 shares were repurchased in 1995 at a total cost of $265,000. Cash flows used in financing activities increased $658,000 in 1995 due primarily to the payment of dividends and the purchase of treasury shares. The company's mortgage note, originally due to mature in December 1995, was extended through November 2000 with no significant changes in terms or conditions.

        Management believes that operating cash flows will continue to meet the company's operating needs for the future. We now own or have exclusive use of more than 70 antibody-producing clones and, to achieve self-sufficiency in raw materials, are striving to incorporate as many of these clones into products as is feasible. Eighteen products have been formulated from in-house clones; 14 of these products are FDA-licensed; three are awaiting FDA approval; and one is in field testing. Continued conversion of human-source products to monoclonal equivalents and introduction of new products such as the Olympus reagents and the ReACT test system should help sustain margins and improve operating cash flows.

CAPITAL EXPENDITURES
Domestic capital expenditures for 1996 exceeded $1,600,000 and are expected to drop at least 50% in 1997. Expenditures are planned to complete improvements in the computer system, modify the old shipping area to accommodate new packaging equipment, and add capacity to the monoclonal laboratory.

PRODUCT DEVELOPMENT
In 1996, we funded $66,000 on a prototype incubator for use in the ReACT system and took delivery of the first production lot of 25. In April 1995, we ordered the first production lot of 25 centrifuges; we expect delivery in June 1996. This lot will cost about $23,000, plus a molding charge of $21,000. We are currently evaluating potential manufacturing sites outside the United States, since FDA approval to market ReACT in the United States may take as long as two years.
        Funding for electro-biosensor research was $155,000 in fiscal 1996, compared with $197,000 in fiscal 1995. The company has committed an additional $165,000 for the next phase to prove feasibility. The researchers estimate that marketable products derived from electro-biosensor research will not be available until fiscal 1999.
        Our existing capital resources, consisting of about $3,800,000 in cash and short-term investments and a $1,500,000 revolving credit line, should be sufficient to support product development and planned capital improvements during the next 12 months.

INFLATION
Except for the 1995 and 1996 price increases in shipping supplies mentioned above, costs of material and services have remained relatively stable over the past three years. We do not expect operations to be influenced significantly by rising costs in the foreseeable future.

Management's Discussion and Analysis includes certain forward-looking statements reflecting the company's expectations in the near future. However, many factors which may affect actual results, especially market conditions and changing regulations, are difficult to predict. Accordingly, there is no assurance that the company's expectations will be realized.


                     [BARCHART OF TOTAL DEBT APPEARS HERE]





                                                             Statements of Consolidated Income



  Year ended March 31,                                                        1996                 1995                 1994
- ------------------------------------------------------------------------------------------------------------------------------------
  Net sales                                                                $16,940,588           $18,261,288         $17,212,635
  Cost of sales                                                              7,825,828             8,393,870           8,383,301
                                                                           -----------------------------------------------------
        Gross margin                                                         9,114,760             9,867,418           8,829,334
                                                                           ------------------------------------------------------
  Operating expenses:
     Selling                                                                 3,530,721             3,607,945           3,426,741
     General and administrative                                              2,468,584             2,306,374           2,290,873
     Shipping and warehouse                                                    867,209               746,644             663,609
     Research and development                                                1,349,272             1,013,155             901,751
                                                                           ------------------------------------------------------
            Total operating expenses                                         8,215,786             7,674,118           7,282,974
                                                                           ------------------------------------------------------
  Operating income                                                             898,974             2,193,300           1,546,360
                                                                           ------------------------------------------------------
  Other income (expense):
     Interest income                                                           262,228               250,163             154,973
     Interest expense                                                          (48,350)              (67,645)            (74,082)
     Other income (expense)                                                     19,578              (213,099)            (17,703)
                                                                           -------------------------------------------------------
        Other income (expense) - net                                           233,456               (30,581)             63,188
                                                                           -------------------------------------------------------
  Income before income taxes                                                 1,132,430             2,162,719           1,609,548
  Income taxes                                                                 308,900               696,200             261,000
                                                                           --------------------------------------------------------
        NET INCOME                                                         $   823,530           $ 1,466,519         $ 1,348,548
                                                                           --------------------------------------------------------
        WEIGHTED AVERAGE NUMBER OF COMMON AND
         COMMON EQUIVALENT SHARES OUTSTANDING                                4,608,771             4,638,183           4,744,255
                                                                           --------------------------------------------------------

        NET INCOME PER COMMON AND
         COMMON EQUIVALENT SHARE                                                  $.18                  $.32                $.28
                                                                           --------------------------------------------------------


                                                                                  See Notes to Consolidated Financial Statements.


Consolidated Balance Sheets

March 31,                                                   1996           1995
- ----------------------------------------------------------------------------------
ASSETS
Current assets:
  Cash and cash equivalents                              $ 3,724,379   $ 1,759,854
  Short-term investments                                     100,000     2,094,112
  Receivables-net of allowance for doubtful accounts:
   1996, $156,839; 1995, $201,668                          3,696,880     3,987,349
  Inventories                                              3,240,360     3,807,495
  Prepaid expenses                                           369,380       514,334
  Deferred taxes                                             110,900       124,400
                                                         -------------------------
    Total current assets                                  11,241,899    12,323,544
                                                         -------------------------
Property:
  Land                                                       284,147       284,147
  Building and improvements                                5,437,365     4,788,218
  Machinery and equipment                                  4,573,877     3,672,214
  Furniture and fixtures                                     567,581       530,290
                                                         -------------------------
    Total                                                 10,862,970     9,274,869
  Less accumulated depreciation and amortization           5,684,907     5,084,309
                                                         -------------------------
    Property-net                                           5,178,063     4,190,560
                                                         -------------------------
Cash value of life insurance                               1,729,774     1,531,998
Other                                                        275,964       337,806
                                                         -------------------------
        TOTAL ASSETS                                     $18,425,700   $18,383,908
                                                         -------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Current portion of long-term obligations               $    96,588   $   602,746
  Accounts payable-trade                                     487,681       565,649
  Dividends payable                                          113,796       113,528
  Accrued salaries and other expenses                        244,852       366,446
                                                         -------------------------
    Total current liabilities                                942,917     1,648,369
                                                         -------------------------
Long-term obligations                                        353,097        19,263
                                                         -------------------------
Deferred taxes                                               277,600       262,600
                                                         -------------------------
Commitments and contingencies
Shareholders' equity:
  Preferred stock-$10.00 par value; 1,000,000 shares
   authorized; none outstanding
  Common stock-$.10 par value; 25,000,000 shares
   authorized; outstanding: 1996, 4,711,365 shares;
   1995, 4,700,303 shares                                    471,136       470,030
  Capital in excess of par value                          13,512,836    13,482,615
  Retained earnings                                        3,988,022     3,619,289
  Treasury stock at cost: 1996, 159,563 shares;
   1995, 159,169 shares                                   (1,119,908)   (1,118,258)
                                                         -------------------------
    Total shareholders' equity                            16,852,086    16,453,676
                                                         -------------------------
        TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY       $18,425,700   $18,383,908
                                                         -------------------------

See Notes to Consolidated Financial Statements.

                             Statements of Changes in Shareholders' Equity

Year ended March 31,                        1996                           1995                         1994
- -----------------------------------------------------------------------------------------------------------------------
                                   Shares          Amount           Shares         Amount         Shares         Amount
COMMON STOCK
Balance, beginning of year       4,700,303     $   470,030        4,700,078     $   470,008    4,696,328      $   469,633
Exercise of stock options           11,062           1,106              225              22        3,750              375
                                 ----------------------------------------------------------------------------------------
Balance, end of year             4,711,365         471,136        4,700,303         470,030    4,700,078          470,008
                                 ----------------------------------------------------------------------------------------
CAPITAL IN EXCESS OF PAR VALUE
Balance, beginning of year                      13,482,615                       13,481,763                    13,471,600
Exercise of stock options                           30,221                              852                        10,163
                                 ----------------------------------------------------------------------------------------
Balance, end of year                            13,512,836                       13,482,615                    13,481,763
                                 ----------------------------------------------------------------------------------------
RETAINED EARNINGS
Balance, beginning of year                       3,619,289                        2,609,496                     1,490,881
Net income                                         823,530                        1,466,519                     1,348,548
Dividends declared                                (454,797)                        (456,726)                     (229,933)
                                 ----------------------------------------------------------------------------------------
Balance, end of year                             3,988,022                        3,619,289                     2,609,496
                                 ----------------------------------------------------------------------------------------
UNREALIZED INVESTMENT GAIN
 (LOSS)
Balance, beginning of year                                                          (87,683)                      (71,433)
Current year unrealized gain
 (loss)                                                                              87,683                       (16,250)
                                 ----------------------------------------------------------------------------------------
Balance, end of year                                                                                              (87,683)
                                 ----------------------------------------------------------------------------------------
TREASURY STOCK
Balance, beginning of year        (159,169)     (1,118,258)         (99,952)       (853,469)     (99,952)        (853,469)
Purchase of treasury stock            (394)         (1,650)         (59,217)       (264,789)
                                 ----------------------------------------------------------------------------------------
Balance, end of year              (159,563)     (1,119,908)        (159,169)     (1,118,258)     (99,952)        (853,469)
                                 ----------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY       4,551,802     $16,852,086        4,541,134     $16,453,676    4,600,126      $15,620,115
                                 ----------------------------------------------------------------------------------------

                                 See Notes to Consolidated Financial Statements.

Statements of Consolidated Cash Flows

Year ended March 31,                               1996            1995            1994
- --------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Cash received from customers                 $ 17,454,501       $ 17,406,173     $ 17,507,789
Interest received                                 149,118            125,224          110,744
Cash paid to suppliers and employees          (15,060,164)       (15,992,239)     (15,025,539)
Interest paid                                     (48,350)           (67,645)         (74,082)
Income taxes paid                                (343,000)          (701,500)         (65,000)
                                             ------------------------------------------------
  Net cash provided by operating activities     2,152,105            770,013        2,453,912
                                             ------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
Property additions                             (1,668,145)        (1,302,629)        (378,571)
Purchase of investments                          (892,709)        (2,997,977)      (2,102,211)
Increase in cash value of life insurance         (197,776)          (152,110)        (126,958)
Proceeds from:
  Investments                                   3,093,608          3,181,064           89,352
  Sale of equipment                                38,618             56,055           57,332
                                             ------------------------------------------------
  Net cash provided by (used in) investing
   activities                                     373,596         (1,215,597)      (2,461,056)
                                             ------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
Payments on long-term obligations                (172,324)          (211,710)        (171,475)
Exercise of stock options                          31,327                874           10,538
Dividends paid                                   (454,529)          (458,202)        (114,929)
Purchase of treasury stock                         (1,650)          (264,789)
                                             ------------------------------------------------
  Net cash used in financing activities          (597,176)          (933,827)        (275,866)
                                             ------------------------------------------------
Effect of exchange rate fluctuation on cash                                             1,562

Net increase (decrease) in cash                 1,928,525         (1,379,411)        (281,448)
Cash and cash equivalents at beginning of
 period                                         1,795,854          3,175,265        3,456,713
                                             ------------------------------------------------
  CASH AND CASH EQUIVALENTS AT END OF PERIOD $  3,724,379       $  1,795,854     $  3,175,265
                                             ------------------------------------------------
RECONCILIATION OF NET INCOME TO NET CASH
 PROVIDED BY OPERATING ACTIVITIES
Net income                                   $    823,530       $  1,466,519     $  1,348,548
Adjustments to reconcile net income to cash
 provided by operating activities:
  Depreciation                                    650,471            529,957          518,850
  Amortization of goodwill                                           147,034          147,034
  Loss on sale of fixed assets                        148            101,897           13,554
  Gain on sale of investments                    (206,718)          (124,939)         (44,229)
  Net effect of changes in operating
   accounts                                       884,674         (1,350,455)         470,155
                                             ------------------------------------------------
  NET CASH PROVIDED BY OPERATING ACTIVITIES  $  2,152,105       $    770,013     $  2,453,912
                                             ------------------------------------------------

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

BUSINESS

The company manufactures and sells a wide variety of highly refined and specialized testing products known as in-vitro diagnostic reagents. The company operates in one business sector and geographic area. Customers include numerous hospitals, blood donation centers, medical laboratories and research institutions in more than 50 countries. The company does not have a concentration of credit risk due to its large customer base.

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

     Depreciation on machinery and equipment and furniture and fixtures is computed using the straight-line method over estimated useful lives of five to 10 years. Depreciation and amortization on building and improvements are computed using the straight-line and 150% declining balance methods over estimated service lives of five to 30 years.

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

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2. Inventories

Inventory costs and the methods of computing such costs are summarized as follows:

March 31,                                      1996              1995
- --------------------------------------------------------------------------
First-in, first-out:
  Finished products                         $1,387,826        $1,540,278
  Products in process                          499,579           650,443
                                            ----------------------------
                                             1,887,405         2,190,721
                                            ----------------------------
Specific identification:
  Raw material                                 737,717           840,289
  Finished instrument systems                                      3,648
                                            ----------------------------
                                               737,717           843,937
                                            ----------------------------
Average:
  Supplies                                     615,238           772,837
                                            ----------------------------
    TOTAL                                   $3,240,360        $3,807,495
                                            ----------------------------

Note 3. Investments

The company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities", in 1994. In accordance with this statement, the company classified its investment in equity securities as "available for sale," which is reported at fair value. The company has the positive intent and ability to hold its investments in debt securities to maturity; these investments are reported at amortized cost. Unrealized holding gains and losses are reported in a separate component of shareholders' equity until realized. Investments in debt and equity securities are summarized as follows:

                                                                              Unrealized      Carrying
Type                                      Classification        Fair Value    Gain (Loss)       Value
- -------------------------------------------------------------------------------------------------------
Year ended March 31, 1996
Debt securities:
  Certificates of Deposit-due 9/9/96    Held to maturity        $100,000                      $100,000
                                                                --------------------------------------
    Total debt securities                                       $100,000                      $100,000
                                                                --------------------------------------
      TOTAL INVESTMENTS                                         $100,000                      $100,000
                                                                --------------------------------------



                                                                                                Unrealized           Carrying
Type                                                Classification          Fair Value           Gain (Loss)            Value
- ------------------------------------------------------------------------------------------------------------------------------------
Year ended March 31, 1995
Equity securities:
  Common stock                                    Available for sale      $    10,569            $                     $    10,569
                                                                        ----------------------------------------------------------

Debt securities:
  U.S. Government:
   Federal Farm Credit Banks - due 9/1/95         Held to maturity            997,500              (3,087)               1,000,587
   Treasury Notes - due 3/31/96                   Held to maturity            986,560              (6,731)                 993,291
  Certificates of Deposit - due 9/11/95           Held to maturity            100,234                                      100,234
                                                                        ----------------------------------------------------------
   Total debt securities                                                  $ 2,084,294            $ (9,818)             $ 2,094,112
                                                                        ----------------------------------------------------------
   TOTAL INVESTMENTS                                                      $ 2,094,863            $ (9,818)             $ 2,104,681
                                                                        ----------------------------------------------------------

Note 4. Cash Value of Life Insurance

Cash value of life insurance consists primarily of contractual rights under split-dollar life insurance agreements on the lives of certain officers and directors. The company owns the policies and pays the premiums. Each insured party is required to reimburse the company for the annual economic benefit that the insured party receives. The premiums paid by the company less amounts reimbursed by the insured party (net premiums) accrue interest at 3% per year. The company can borrow against the policies. With the company's permission, the insured parties can also secure loans against the policies. The company can elect to pay the interest accruing on loans secured by insured parties.

        Upon death of an insured party, the insured party's estate must repay all loans against the policy and accrued interest (plus 3%) previously paid by the company. Additionally, policy proceeds in excess of the amount (net premiums paid plus interest) due to the company under terms of the split-dollar insurance agreements will be distributed to the designated beneficiaries of the insured party.

Note 5. Long-term Obligations and Credit Agreement

LONG-TERM OBLIGATIONS
Long-term obligations consists of:


March 31,                                       1996              1995
- --------------------------------------------------------------------------------
Mortgage note, due monthly through 2000      $  430,422         $  508,434
Other obligations                                19,263            113,575
                                             -----------------------------------
                                                449,685            622,009
Less current portion                             96,588            602,746
                                             -----------------------------------
   TOTAL LONG-TERM OBLIGATIONS               $  353,097         $   19,263
                                             -----------------------------------


        The mortgage note bears interest at the bank's base rate, but not less than 7% nor more than 13%. At March 31,1996, the note bore interest at 9.25%. The mortgage note is collateralized by a first lien on the company's land and building. In November 1995, the note was extended through November 2000 with no significant changes in terms or conditions.

        Long-term obligations mature as follows: $96,588 in 1997; $85,142 in 1998; $93,750 in 1999; $103,206 in 2000; and $70,999 in 2001.

CREDIT AGREEMENT

The company has a revolving line of credit agreement under which the company can borrow $1,500,000 at the bank's floating base rate plus 0.5%. The agreement was renewed in October 1995. At March 31, 1996 or during the year then ended, no borrowings were outstanding under this agreement. The company pays no fees nor is required to maintain any compensating balances under this agreement.

     The line of credit agreement provides for maximum amounts that can be outstanding, based on the company's receivables and inventories. Prepayments on this loan may be required when the bases of receivables and inventories, as determined under the agreement provisions, are less than certain defined levels.

     The agreement also contains various provisions that restrict borrowings, capital expenditures, advances and other distributions, and certain direct or contingent liabilities. Dividend payments are restricted to 25% of the company's prior year net income. This restriction was waived in December 1993 for the years ended March 31, 1996, 1995 and 1994. The agreement also provides for the maintenance of certain ratios or amounts relative to working capital, net worth and debt-to-equity. At March 31, 1996, the company was in compliance with the provisions of the agreement.

     Security for the company's obligations under the line of credit agreement includes substantially all of the company's assets, except for the cash value of all life insurance policies and the company's land and building which are pledged as collateral for the mortgage note.

Note 6. Cash Flows Information

Following is a summary of the changes in operating assets and liabilities.

Year ended March 31,                        1996          1995         1994
- -----------------------------------------------------------------------------
Decrease (increase) in:
  Receivables                             $290,400     $  (764,114)  $ 381,008
  Inventories                              567,135          44,842     185,746
  Prepaid expenses                         136,359        (250,518)   (109,053)
  Other assets                              61,842         (76,505)    171,101
Increase (decrease) in:
  Accounts payable                         (77,968)       (125,685)    (29,242)
  Accrued salaries and other expenses      (93,094)       (178,475)   (129,405)
                                          ------------------------------------
    NET EFFECT OF CHANGE IN OPERATING
     AMOUNTS                              $884,674     $(1,350,455)  $ 470,155
                                          ------------------------------------

     The company entered into various capital leases for new equipment, which increased the company's property and long-term debt by $119,389 in 1994.

     In April 1992, a note receivable of $221,356 was received in connection with the sale of the company's plastics manufacturing operations. Additional advances of $26,518 in fiscal 1995 and $114,730 in 1994 in connection with the former plastics manufacturing operations were consolidated into a note receivable in September 1994. The note was paid in full in September 1995.

     In March 1996, the company outsourced the assembly of plastic droppers and SegmentSamplers. As a result, inventory of component parts totaling $282,886 was transferred to outside vendors and a corresponding receivable due from the vendors was recorded. This receivable will be reduced as assembled parts are delivered, with the cost of components deducted from the vendors' selling price. As of March 31, 1996, the receivable balance was $256,190.

Note 7. Stock Option Plan

The company's 1995 incentive stock option plan was approved by shareholders in August 1995. Under the plan, 250,000 shares of its common stock were reserved for grant to various employees. The options become exercisable at 25% per year. The number of shares reserved under the plan will be adjusted for stock splits and stock dividends.

     Options have been granted to certain nonemployee members of the board of directors to purchase up to 10,000 shares of common stock each at a price of $2.88 per share, exercisable before October 26, 1999. In addition, the 1991 Outside Director Stock Option Plan (nonqualified) reserves 100,000 shares of the company's common stock for grant to nonemployee directors.

     The following summarizes the company's stock option plans:

March 31,                           1996            1995          1994
- --------------------------------------------------------------------------
NUMBER OF SHARES
Common stock under option          419,025         361,337       369,562
Options exercisable                270,900         226,093       166,385
Options exercised                   11,062             225         3,750
Options available                  254,750          73,500        65,500
Options reserved                   419,025         361,337       369,562

AVERAGE OPTION PRICE
Common stock under option         $   4.29        $   4.23      $   4.22
Options exercisable                   4.16            3.88          3.53
Options exercised                     2.83            3.89          2.81

Note 8. Shareholder Rights Plan

The company has a shareholder rights plan which expires in September 1999. Under terms of the plan: a) the rights are not exercisable until 10 days after a public announcement that a person or group has acquired or intends to acquire 20% or more of the company's common stock without the consent of the board of directors; and b) each share of common stock has the right to purchase common stock with a value of two times the right's purchase price. The right's purchase price, which is subject to adjustment by the board of directors, is currently $15.00 per right. If exercisable, based upon a closing market price of $4.25 per share at March 31, 1996, a shareholder could purchase, by exercising such right, approximately 7.1 shares of common stock for each share held. The board of directors may elect to redeem the outstanding rights at $.01 per right at any time before the expiration date.

Note 9. Employee Retirement Savings Plan

The company has a 401(k) Retirement Savings Plan. Under the plan's provisions, the company may, at the discretion of the board of directors, match a portion of the employee's annual contribution. All employees over 21 years of age with at least one year of service are eligible for the plan. Company contributions, which are 100% vested after five years of continuous service, were $35,194 in 1996; $35,220 in 1995; and $32,952 in 1994.

Note 10. Disposition of Manufacturing Facilities

In May 1992, the company sold its plastics manufacturing operations. Terms of the sale provided for payment of approximately $220,000 for equipment (net book value) and inventory, due in monthly installments, including interest, over three years. In addition, the purchaser agreed to supply for at least two years the plastic specialty items formerly manufactured by the company. In September 1995, the purchaser, in turn, sold the plastics manufacturing operation and retired the note in full.

Note 11. Income Taxes

Income taxes consist of the following:

Year ended March 31,                       1996        1995       1994
- ------------------------------------------------------------------------
Federal:
  Current                                $280,400    $705,000   $114,000
  Deferred                                 28,500      (8,800)   147,000
                                         -------------------------------
    TOTAL                                $308,900    $696,200   $261,000
                                         -------------------------------

     Income taxes as shown in the statements of consolidated income differ from the amount that would be computed if income before income taxes was multiplied by the United States federal income tax rate (statutory rate) applicable in each year. The reasons for this difference are as follows:

Year ended March 31,                         1996        1995       1994
- --------------------------------------------------------------------------
Statutory rate                               34.0%       34.0%      34.0%
Increase (decrease) resulting from:
  Exempt export earnings                     (4.1)       (3.2)
  Valuation of temporary differences         (2.3)        2.2
  Reduction of taxes provided in prior
   years                                     (1.5)
  Net operating loss recognition/limitation                        (21.2)
  Amortization of goodwill                                2.3        3.1
  Tax credits                                            (4.3)
  Other-net                                   1.2         1.2         .3
                                             ---------------------------
    EFFECTIVE TAX RATE                       27.3%       32.2%      16.2%
                                             ---------------------------

     The provision for deferred income taxes is based on the liability method prescribed by SFAS No. 109, which the company adopted during the first quarter of 1994. A deferred income tax liability or asset is recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements that will result in net taxable or deductible amounts in future years. Significant components of the company's deferred tax assets (liabilities) are as follows:

Year ended March 31,                        1996          1995
- -----------------------------------------------------------------
Allowance for bad debts                  $  53,300      $  68,600
Inventory costs capitalized                 57,600         50,800
Other                                                       5,000
                                         ------------------------
  Net current deferred tax asset           110,900        124,400
                                         ------------------------
Difference between book and tax basis of
 property, plant and equipment            (253,000)      (254,000)
Other                                      (24,600)        (8,600)
                                         ------------------------
  Net noncurrent deferred tax liability   (277,600)      (262,600)
                                         ------------------------
    NET DEFERRED TAX LIABILITY           $(166,700)     $(138,200)
                                         ------------------------

Note 12. Sales by Geographic Area

The company operates within one dominant segment-the manufacture and sale of blood bank and diagnostic products-and has no customer which accounts for 10% or more of its total sales. The company operates in one geographic area, the United States, from which it sells to numerous countries.

Year ended March 31,                        1996         1995         1994
- -----------------------------------------------------------------------------
                                                    (in thousands)
Net sales to unaffiliated customers:
  United States                            $12,260      $13,177      $12,344
  Europe                                     1,553        1,893        1,930
  Pacific Region                             1,244        1,342        1,246
  Mexico, Central and South America          1,020          898          553
  Middle East                                  620          637          848
  Other                                        244          314          292
                                           ---------------------------------
    TOTAL                                  $16,941      $18,261      $17,213
                                           ---------------------------------

Note 13. Commitments and Contingencies

OPERATING LEASES

The company leases certain facilities, equipment and automobiles under operating leases which range from one month to five years. Rent expense charged to income was approximately $239,000 in 1996; $250,000 in 1995; and $280,000 in 1994.
Future minimum rental commitments at March 31, 1996 are $586,000, due between two and five years.

CONTINGENCIES

From time to time, the company is involved in certain legal proceedings and claims which arise in the normal course of business, none of which, in management's opinion, is expected to have a material adverse effect on the company's consolidated operations or financial position.

Independent Auditors' Report

Gamma Biologicals, Inc.

We have audited the accompanying consolidated balance sheets of Gamma Biologicals, Inc. and subsidiaries (the company) as of March 31, 1996 and 1995, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended March 31, 1996. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

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

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the company at March 31, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 1996, in conformity with generally accepted accounting principles.

/s/ Deloitte & Touche LLP

Houston, Texas
May 28, 1996

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


/s/ Margaret J. O'Bannion
- -------------------------
Margaret J. O'Bannion
Vice President - Finance

Quarterly Financial Data (unaudited)



                                        Net             Gross           Operating         Net         Net Income
                                       Sales            Margins           Income         Income        Per Share
- ---------------------------------------------------------------------------------------------------------------------
                                                      (In thousands, except per share amounts)
FISCAL 1996
First Quarter                          $ 4,088            $ 2,172          $  237         $  220          $.05
Second Quarter                           4,332              2,411             381            304           .07
Third Quarter                            4,203              2,197             139            167           .04
Fourth Quarter                           4,318              2,335             142            133           .02
                                     --------------------------------------------------------------------------------
                                       $16,941            $ 9,115          $  899         $  824          $.18
                                     --------------------------------------------------------------------------------

FISCAL 1995
First Quarter                          $ 4,343            $ 2,300          $  529         $  353          $.07
Second Quarter                           4,301              2,399             483            311           .07
Third Quarter                            4,773              2,535             580            484           .10
Fourth Quarter                           4,844              2,633             601            319           .08
                                     --------------------------------------------------------------------------------
                                       $18,261             $9,867          $2,193         $1,467          $.32
                                     --------------------------------------------------------------------------------


Market for the Registrant's Common Equity and Related Shareholder Matters

The company's common stock trades on the American Stock Exchange under the symbol GBL. The bid prices included in the following table are from the American Stock Exchange and may not reflect prices in actual transactions. The prices do not include markups, markdowns or commissions.



                                     High Closing           Low Closing
                                      Bid Price              Bid Price            Dividend
- --------------------------------------------------------------------------------------------
FISCAL 1996
First Quarter                         $4.63                  $4.06                 $.025
Second Quarter                         5.00                   4.00                  .025
Third Quarter                          4.88                   4.00                  .025
Fourth Quarter                         5.06                   4.25                  .025

FISCAL 1995
First Quarter                         $6.75                  $5.25                 $.025
Second Quarter                         6.25                   4.31                  .025
Third Quarter                          5.00                   4.02                  .025
Fourth Quarter                         4.75                   3.94                  .025

     As of June 17, 1996, there were approximately 490 holders of record of the company's common stock. The number does not include shares held in broker or nominee name.

Corporate Data

Officers
David E. Hatcher
Chairman & Chief Executive Officer

John J. Moulds
President & Chief Operating Officer

Betty Francis Hatcher
Executive Vice President-Product Development

John Case
Vice President-Regulatory Affairs

Lawrence E. Letwin
Corporate Secretary

Margaret J. O'Bannion
Vice President-Finance & Chief Financial Officer

Gary L. Parrish
Vice President-National Sales

Jimmie L. Turner
Vice President-Customer Services

Directors
David E. Hatcher
Chairman

Bryan J. Brieden*+
Consultant & former president
Bryan Biologicals, Inc.
Detroit, Michigan
(Laboratory supplies distributor)

Betty Francis Hatcher

R. Bruce LaBoon*+
Partner
Liddell, Sapp, Zivley, Hill & LaBoon, L.L.P.
Houston, Texas
(Attorneys at law)

John J. Moulds

Hayle B. Randolph*+
Blood services consultant
Mesa and Flagstaff, Arizona

* Member, Audit Committee

+ Member, Compensation/Stock Option Committee

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

Stock Trading
Gamma Biologicals, Inc. common stock trades on the American Stock Exchange using the symbol GBL.

SEC Form 10-K
Gamma will provide its shareholders, without charge, a copy of the company's Annual Report on Form 10-K for the fiscal year ended March 31, 1996, filed with the Securities and Exchange Commission. Direct requests to:
  Margaret J. O'Bannion
  Gamma Biologicals, Inc.
  3700 Mangum Road
  Houston, TX 77092.

Financial Mailing List
Shareholders whose stock is held in trust or by a brokerage firm may receive timely financial mailings directly from Gamma by writing to Ms. Margaret J. O'Bannion at the above address.

Annual Meeting
Gamma Biologicals, Inc. invites shareholders to attend its annual meeting at 3:00 p.m. CDT on Thursday, August 8, 1996, at the company's offices, 3700 Mangum Road, Houston, Texas.

                                              [Recycled Paper logo appears here]

Gamma Biologicals, Inc.
3700 Mangum Road
Houston, Texas 77092

713/681-8481
FAX 713/956-3333