Form 10-K, Exhibit 13
period 1997-03-31
GAMMA BIOLOGICALS INC
filed 1997-06-27
CIK 317890

Gamma Biologicals 1997 Annual Report

After food and water, individuals seek shelter and safety, property and belonging, work and recognition. All humanity is connected by this hierarchy. The highest level is a person's "calling," the need to be and do that which he was born to do.

bloed
[Photo of fence over rolling hills goes here.]

Flowing through miles of veins and arteries, blood transports oxygen and nutrients throughout the body, carries away waste, and fights infection. At the most basic level of need is blood.

About this report

In this report, we have used the word "blood" in languages from some of the countries Gamma serves. Whether Dutch (bloed), Czech (krev), Chinese (Chinese character), Portuguese (sangue) or English, blood is universal.

Contents
11-year summary                         Inside front cover
Company profile                                          1
Shareholders' letter                                     2
International marketplace                                5
Management's discussion and analysis                    13
Income statement                                        19
Balance sheets                                          20
Shareholders' equity                                    21
Cash flows                                              22
Notes to consolidated financials                        23
Independent auditors' report                            31
Management's report                                     31
Quarterly financial data                                32
Market for common equity                                32
Corporate data                           Inside back cover

11-year Summary of Selected Financial Data
Year Ended March 31,                           1997            1996
-------------------------------------------------------------------
Financial
Net sales                                   $17,555         $16,941
Operating income (loss)                       1,576             899
Income (loss) before
 extraordinary item                           1,116             824
Net income (loss)                             1,116             824
Working capital                              10,167          10,299
Total assets                                 19,870          18,426
Long-term obligations                           345             353
Shareholders' equity                         17,665          16,852

Statistical
Operating margin                                9.0%            5.3%
Return on net sales                             6.4%            4.9%
Return on average equity                        6.5%            4.9%
Current ratio                                   8.7            11.9

Per Share Amounts
Income (loss) before
 extraordinary item                         $   .24         $   .18
Net income (loss)                               .24             .18
Dividends                                       .10             .10
Book value                                     3.83            3.66

Weighted average common and
 common equivalent shares outstanding         4,608           4,609


  1995        1994        1993      1992      1991*     1990      1989      1988      1987
--------------------------------------------------------------------------------------------
(In thousands, except per share amounts)
 $18,261     $17,213    $16,390   $16,942   $15,674   $19,257   $18,089   $18,385   $18,014
   2,193       1,546       (966)      678     1,402     2,288    (2,631)      938       464

   1,467       1,348       (904)      533       896       727    (3,510)      (83)     (451)
   1,467       1,348       (904)      721     1,253     1,299    (3,510)      (83)     (451)
  10,675      11,261      9,772    10,543     6,714     8,719     9,410     7,722     6,150
  18,384      18,030     16,925    17,800    19,005    23,158    22,056    28,548    28,420
      19         630        734       815     1,122     1,240     4,168     2,531     2,842
  16,454      15,620     14,507    15,397    14,818    14,354    12,383    16,582    16,395

    12.0%        9.0%     (5.9)%      4.0%      8.9%     11.9%   (14.5)%      5.1%      2.6%
     8.0%        7.8%     (5.5)%      4.3%      8.0%      6.7%   (19.4)%      (.5)%    (2.5)%
     9.1%        9.0%     (6.0)%      4.8%      8.6%      9.7%   (24.2)%      (.5)%    (2.8)%
     7.5         8.3       6.8        7.6       3.2       2.2      2.7        1.8       1.7


    $.32     $   .28    $  (.20)  $   .12   $   .20   $   .17   $  (.77)  $  (.02)  $  (.10)
     .32         .28       (.20)      .16       .28       .29      (.77)     (.02)     (.10)
     .10         .05
    3.55        3.29       3.16      3.35      3.26      3.15      2.72      3.67      3.64

   4,638       4,744      4,594     4,661     4,551     4,551     4,546     4,542     4,539

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

     The company sells its products to blood collection centers (blood banks), transfusion departments of hospitals, medical laboratories, physicians' offices and research institutions through a direct sales force and a dealer network. Gamma distributes its products to more than 50 countries.

Shareholders' Letter
Dear Shareholder:

Fue un gran ano! (It was a very good year!) - thanks to continued growth in the overseas markets. For the fiscal year ended March 31, 1997, net income increased approximately 35% to $1,116,000 (24 cents per share) on net sales of $17,555,000. Approximately 30% of Gamma's net sales came from international customers.

Highlights
The year's major events are detailed in Management's Discussion & Analysis (page
13). Here are the highlights:

 . Acquired Gamma Biologicals, B.V., our distributor in the Netherlands. The purchase strengthens our ability to service our European customer base and will expedite the introduction and sale in other countries of products awaiting Food and Drug Administration (FDA) approval in the United States. Founder Nico Vreeswijk continues as general manager.

 . Submitted a 510K application to the FDA for approval to market the ReACT(TM) system, which provides quick antibody screening results and minimizes human error. Widespread international acceptance could dramatically increase Gamma's sales growth over the next several years. Meanwhile, we have received authorization from the Dutch government, which will allow us to begin marketing in Europe, and have shipped the first units to Argentina and the Czech Republic. We will introduce ReACT at the European International Society of Blood Transfusion Regional Congress in Germany this fall.

 . Became exclusive distributor in North America and all U.S. territories and protectorates of Genetic Testing Institute, Inc. (GTI) enzyme-linked immunosorbant assay (ELISA) testing products on blood platelets. Revenues should exceed $1 million in the first full year of the contract. We are negotiating to expand the agreement to cover South American, Asian and European countries we now service. Gamma Biologicals, B.V. negotiated a separate agreement to market GTI platelet products in the Netherlands prior to being acquired by Gamma.

 . Signed a cooperative agreement with the Shanghai Blood Center (SBC) to manufacture and market Gamma reagent products through a 50/50 joint venture called Shanghai Gamma Grouping Reagents Products Co. Ltd. (Shanghai Gamma). Since China has no manufacturer dedicated to producing a complete line of blood group typing reagents, we believe this offers Gamma a competitive advantage in entering the world's largest market. The real impact of the joint venture won't be felt for three or four years, but we expect to be profitable from the first year of operations. We want to thank the SBC representatives who facilitated the agreement: Professor ZHANG Qin Hui, SBC president and vice chairman, Chinese Association of Blood Transfusion; ZHU Yong Ming, director, Administration Office; and LIU Da Zhuang, head, Blood Group Reference Department.

[Five-year bar charts of net sales, sales foreign/domestic and net sales per employee go here.]

Corporate changes

In management changes, Jimmie L. Turner, MT(ASCP)SBB, formerly vice president-customer services, was named chief operating officer. His prior duties were assumed by Gary L. Parrish as vice president-national sales & customer services. John J. Moulds, MT(ASCP)SBB, formerly president and COO, was named chief science officer.

Because Gamma has always prided itself on recognizing outstanding service among its highly qualified staff, four department managers were promoted to vice president: Raul Alvarez, vice president-international business; Susan (Sue) Batcha, MT(ASCP)SBB, vice president-manufacturing; Thomas H. Frame, FIBMS, vice president-research & development; and Marilyn Moulds, MT(ASCP)SBB, vice president-consultation & education. We are particularly pleased that, at the 1996 American Association of Blood Banks annual meeting, Marilyn Moulds became the fifth member of Gamma management to receive the Ivor Dunsford Award. Given by one's peers, the award recognizes outstanding contributions to blood grouping serology, transfusion and education.

Board additions

In March, Richard H. Aster, MD, a hematologist, was appointed to the board. Dr. Aster, chairman of GTI, is one of the world's leading authorities on blood platelets, particularly the immune mechanisms that cause their destruction. After 26 years, he retired as president and CEO of the Blood Center of Southeastern Wisconsin. He remains senior investigator at the center's Blood Research Institute and professor of medicine at Medical College of Wisconsin.

[Five-year bar charts of net income (loss) and net income (loss) per share go here.]

H.H. (Will) Hardee was appointed a director in May. Will is a senior vice president at Rauscher Pierce Refsnes, Inc., the largest regional securities firm in the Southwest. With a partner, he manages more than $300 million in investments. Will has been a valued adviser to the company since Gamma's initial public offering in 1980.

We welcome both gentlemen and look forward to their contributions.

We regret to report that director R. Bruce LaBoon has decided not to stand for re-election at the annual meeting in August. I want to thank Bruce for his counsel, both to the company and to me personally, over the past 27 years.

Sincerely,

[Hatcher signature goes here.]

David E. Hatcher
Chairman, President & CEO
                                                                   June 16, 1997

Meeting Basic Needs in the International Marketplace

Years ago, Abraham Maslow identified a universal hierarchy of needs, from the basic to the esoteric. Man's initial focus must be on the basics of life: water, food and shelter. Only as a person meets his needs at one level can he be freed to seek fulfillment at the next.

Most of us don't think about our blood as we climb the hierarchy. We don't feel the red cells carrying oxygen to our brains and muscles. We rarely cheer on our white cells as they battle infection. Yet all over the world, one person looks for a place to live, while another donates blood. One person works to feed a family, while another receives blood. At the most basic, physiologic level is blood.

Gamma manufactures and sells in-vitro diagnostic reagents used to test the blood of individuals in more than 50 different countries. These products are restricted to specific uses and have no substitutes. With our testing reagents, the blood of a couple in Chile having a child can be checked for inherited factors, including the Rh factor. Because we make the products that ensure compatibility between donor blood and recipient blood, a person facing surgery in New Zealand can be assured of a safe transfusion.

In Japan or Jamaica, Norway or Nigeria, wherever one lives, there are dozens of types of shelters, hundreds of foods to meet basic needs. But the variety in "basic" blood is staggering: more than 400 distinct factors, including 19 blood group systems, have been identified - most within the past 50 years. Our scientific team has contributed to the detection and identification of more than 25 unique blood group factors. (Actually, blood cell antigens are so numerous and the combinations in individuals so complex that most scientists believe that the only two identical blood types would be those of identical twins!)

Without water, the human body can neither survive nor function properly. For centuries, Eastern and Western Europeans have visited spas to "take the waters," both drinking and bathing in the local mineral water.

krev

[Photo of people at European spa goes here.]

Early Europeans believed that blood was a mysterious potion or rejuvenating tonic that could cure evil humors. Not until advances in the 1800s did medical knowledge show that blood was basic to life itself.

The United States is home base for Gamma Biologicals, one of four active, domestic diagnostic manufacturers of blood grouping reagents licensed by the Food and Drug Administration. At home, we use a direct sales force of men and women who understand our products and our business. The majority are former Gamma customers who have experience as laboratory technologists.

We sometimes speak of our competition as the other FDA-licensed manufacturers in the United States. However, in the international marketplace, there are many companies selling blood grouping reagents.

To compete, we have built an international network of dealers knowledgeable about Gamma products, immunohematology, and, especially, their own countries and cultures. Much of our growth has been in Central and South America, where each country now has an exclusive Gamma distributor. We recently entered Eastern Europe with a strong distributor in the Czech Republic. When necessary, we change representation to distributors who better understand the specialized reagents we manufacture.

We support our international network with promotional materials and educational opportunities. For distributors, we offer seminars on marketing and selling Gamma products. Gamma Biologicals, B.V. in the Netherlands will soon be supplying such information to European distributors, who must now come to Houston for training. Next year, our Consultation & Education Department will conduct one tutorial entirely in Spanish. Customized programs are also planned in the United States and Brazil for foreign customers.

In marketing to countries from Aruba to Zimbabwe, we have identified three situations that offer particular opportunities for sales growth:

1. Countries trying to develop more sophisticated blood banking services and increase the number of donations

Many Central and South American countries fall in this category. They have established blood banking systems and require continuing education for staff. Increasingly, they request direction inserts, labels, documents and marketing materials written in their own language(s) and produced to their own standards. Except in Brazil and Argentina, there is little demand for automation in immunohematology.

Among the more advanced South American countries in blood donation, Brazil has the largest blood center in South America. The number of transfusions is increasing very rapidly. Of greatest concern is the quality of reagent production and the continuous education of the blood banking staffs. Colombia's economy is growing, too, though moderately. Colombia, too, is working to increase the knowledge and skill levels of technologists in its blood bank network, which is being reorganized to use resources more efficiently.

Several Central and South American countries are beginning to seek the product quality and consistency usually associated with U.S. regulatory standards. Their governments are asking industry's assistance in drafting quality standards. Gamma is helping by providing international customers with a certificate of analysis on each product lot to match the quality requirements to FDA regulations. Taking the initiative to consult the FDA, Colombia standardized the tests required on each unit of blood donated or transfused. Formerly, each hospital decided which tests to perform. Meanwhile, a commission in Guatemala is trying to set standards for the Central American countries.

The market in Central America is not growing like that in South America, and there are few diagnostic reagent manufacturers. Customers prefer to deal with one primary supplier in a family-like relationship. Gamma and its distributors in the region must invest considerable time in training and education.

Throughout the Far East, rice provides the basic food of life. Whether grown in a Chinese field or purchased in a Japanese market, rice, when shared, helps fulfill needs of love and belonging for both host and guest.

Chinese character for blood

[Photo of people planting rice in a Chinese field goes here.]

In many Asian countries, "life is blood and blood is life." Perhaps because their basic needs have been met, many donors believe that giving blood out of goodheartedness is a noble deed.

2. Countries concerned most with cost-containment and service

In the developed countries, our market is flat. Throughout Europe, countries that have national health services are experiencing political pressure to do more work with fewer funds. Newer surgery techniques require less blood. So even with a growing patient base, the number of donations and transfusions remains constant. At the same time, the worldwide trend to transfuse components rather than whole blood increases the number of tests that must be performed. The governments tend to regulate reagents, and the health services seek quality products at competitive prices.

Gamma's advantage in this marketplace is monoclonal reagents, which are superior in specificity and potency to human- and animal-based products. We own most of the clones we use, eliminating dependence on outside suppliers and enabling us to manufacture these high-quality reagents at competitive costs.

Customers trying to contain costs are particularly interested in Gamma's Consultation & Education Department service to help identify rare blood types or unusual factors. Free to hospital laboratories, physicians' offices and blood collection facilities, the service uses our extensive knowledge and specialized resources to solve customer's serological problems.

In the sophisticated Japanese blood banking system, cost is of lesser concern, but customers require extensive attention and seek the highest quality and service. Regulatory approval takes even longer than in the United States. Gamma tailors selected reagent products for this market (and for Scandinavia and Eastern Europe), where certain antigens differ from those generally found in the U.S. population.

After food and water, all peoples seek safety through some type of shelter. The ancient Incas, indigenous to Peru, built stone villages linked by terraces and stone paths. In modern-day Brazil, a similar concept is the apartment building, connected by staircases and hallways.

sangue

[Photo of ancient Inca mountain village goes here.]

Group O, the most common in nearly all human populations, is the only blood group among some native tribes of South America. Blood of every type contains a defense mechanism to keep the body safe from infection.

3. Countries trying to extend health services to their total population

Here, the number of both surgeries and transfusions is growing, and the need for reagent diagnostic products increasing. A lack of suitable donors hampers some growth, especially as countries that traditionally have paid donors retreat from this practice.

Blood banking in the Peoples Republic of China, with its centralized blood collection system, is changing as rapidly as the country itself. Government and hospitals alike are raising the level and the quality of health care available to the general population. China has nearly 30 million donations annually at its approximately 250 major centers. While most facilities produce their own reagents from human-source raw material, few products are manufactured using the latest monoclonal technology. Shortages of raw material and the lack of monoclonal-based reagents hamper testing, which is conducted both at the time of donation and again before blood is actually transfused.

China's move to develop centralized manufacturing and to buy from commercial suppliers drew Gamma to this market that is 2-1/2 times the size of the U.S. market. Using our monoclonal manufacturing technology, we will supply Shanghai Gamma first with bulk ready-to-use product, then with raw material and cell lines in a technology transfer that will give us an advantage over potential competitors.

The future for Gamma internationally is through joint ventures like Shanghai Gamma. As we transform Gamma from a U.S.-based reagent manufacturer into a truly global company, the joint venture concept will mitigate risks associated with new ventures.

Whether customers are in Argentina or Yemen, Australia or Saudi Arabia, France or Kenya, they can be assured that Gamma will continue to fulfill their basic need for in-vitro diagnostic reagents that type and test blood.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Net Income

Over the past three years, Gamma has made a sizable investment in infrastructure to utilize recent developments in both information technology and biotechnology to improve customer service and maximize internal manufacturing efficiencies. Fiscal 1997 financial results reflect a payback on these investments with a 75% increase in operating income to $1,576,255 and a 35% increase in net income to $1,115,820, compared with $898,974 and $823,530, respectively, in 1996. In 1995, operating income of $2,193,300 and net income of $1,466,519 benefited from $707,000 in nonrecurring sales to another domestic reagent manufacturer.

Revenues

Revenues rose 4% to $17,554,502 after a 7% decline to $16,940,588 in 1996. Increased sales volume of reagent red cell, RQC and potentiator products and one third-party product offset the loss of $338,000 in revenues from mature, noncore lines that are being phased out. Gamma Biologicals, B.V., our former distributor in the Netherlands which we acquired September 30, 1996, also contributed $262,000 to consolidated revenues. During the six months ended March 31, 1997, Gamma Biologicals, B.V. sold directly to customers in the Netherlands and to certain distributors in Europe and other areas.

Competition for customers in the company's established markets, particularly the United States and Europe, remains strong, putting continued pressure on prices and requiring rapid introduction of products utilizing the latest technology to meet customer demands and maintain market share. Management believes that future revenue growth will come from expanding into new or less established markets and offering the most technologically advanced product line possible. Actions taken over the last 12 months to accomplish these objectives include the following:

 . In April 1997, a cooperative agreement was signed with the Shanghai Blood Center (SBC) of Shanghai, P.R. China to market Gamma reagent products through a 50/50 joint venture named Shanghai Gamma Grouping Reagents Products Co. Ltd. (Shanghai Gamma). On May 8, the project proposal and other required documents were submitted to the Shanghai Public Health Bureau for approval. At present, China has no manufacturer dedicated to producing a complete line of blood group typing reagents. The China market for diagnostic blood banking reagents, with approximately 30 million blood donations annually and growing, is 2-1/2 times the size of the U.S. market of 12 million donations. Initially, Shanghai Gamma is expected to import partially processed reagents from Gamma's Houston manufacturing facility for in-house use and distribution throughout China. Upon completion of government registration and approval, expected in Fall 1997, Gamma will transfer technology and monoclonal cell lines to the new company. Gamma and the SBC plan for Shanghai Gamma to become a fully integrated production and marketing company. Certain rare reagents and specialty products may still be shipped directly from Gamma for distribution in China.

 . Effective March 13, 1997, Genetic Testing Institute, Inc. (GTI) appointed Gamma the exclusive distributor of GTI enzyme-linked immunosorbant assay (ELISA) testing products in North America and all U.S. territories and protectorates. GTI manufactures certain sophisticated diagnostic products in conjunction with organ transplantation and platelet transfusion and for the diagnosis of platelet disorders. In the first full year of the initial three-year contract, Gamma anticipates revenues in excess of $1 million. Negotiations are under way to expand the agreement to include various South American, Asian and European countries Gamma now services. Prior to being acquired by Gamma, Gamma Biologicals, B.V. negotiated a separate agreement to market GTI platelet products in the Netherlands.

 . In October 1996, a 510K application was submitted to the FDA for approval to market ReACT(TM) (Red Cell Adherence Column Technology) in the United States. ReACT is a state-of-the-art microcolumn gel technology designed for rapid and labor-saving detection of red blood cell antibodies. ReACT's advantages over conventional tube test procedures include prefilled strips, no washing (which manual tests require), ease of use, stable and reproducible results, fast and short centrifuge time (less than three minutes per test compared with up to 10 minutes for available methods), and clear differentiation between positive and negative results. All domestic sales representatives have been issued a ReACT system and are actively performing product demonstrations to ready the domestic market for introduction following FDA licensure. An export market introduction is also under way, with the first systems shipped to distributors in the Czech Republic and Argentina in June 1997.

[Five-year bar charts of working capital, cash flows provided by operations and shareholders' equity go here.]

 . Since the May 1996 signing of the agreement with Olympus America Inc., Clinical Instruments Division to manufacture a custom line of monoclonal reagents dedicated to the PK series of immunohematology analyzers, the first reagents have been formulated and field studies completed. Applications for licensure are now being prepared for submission to the FDA. Additional reagents are being readied for field studies. The Olympus agreement is for an initial term of three years following FDA approval, which is not expected until late fiscal 1998. Gamma estimates sales of approximately $500,000 during the first full year of the contract.

Domestic revenues remained constant compared with the previous year. Increased sales of RQC products and the fulfillment of backorders of one third-party product offset a decline of $235,000 in product lines that are being phased out. The fourth quarter included $120,000 in RQC sales to another major U.S. reagent manufacturer. The influence of purchasing groups maintains pressure on domestic prices of routine products. Technologically advanced products, such as the GTI ELISA tests, the Olympus reagents and ReACT, should not be subject to the same price constraints and thus provide some relief from domestic price erosion.

Efforts over the past three years to expand our international distributor base and standardize contracts are now showing a return on our investments. International sales rose 12% and accounted for 30% of total sales in 1997, compared with 28% in 1996 and 1995. Expanded representation in Latin America produced a 27% increase in sales, led by Brazil, where sales grew 116% to $375,000. The acquisition of Gamma Biologicals, B.V. increased our presence in Europe and contributed $262,000 to revenues, primarily from sales to end-users in the Netherlands. Gamma Biologicals, B.V. will begin direct sales efforts in Belgium in fiscal 1998 and will also serve as a European distribution center. We appointed a new distributor in Germany, where sales rose 159% to $102,000, and, following our successful entrance into the Czech market, we plan further expansion in Eastern Europe in fiscal 1998. In the Far East, we have appointed a new distributor in Taiwan and anticipate marketing Gamma products in the People's Republic of China through Shanghai Gamma, our joint venture with the Shanghai Blood Center, in early 1998. The export market introduction of Gamma ReACT is also under way, with the first systems shipped to distributors in the Czech Republic and Argentina in June 1997.

Revenue in 1996 declined 7% with the loss of $707,000 in sales to another major U.S. reagent manufacturer to cover unanticipated inventory shortages between September 1994 and February 1995 and lower export sales due to the reorganization of the distributor network and currency volatility in Mexico and Argentina.

Gross Margin
Return on investments in advanced technology was also realized at the gross margin level in 1997. Gross margin as a percentage of sales rose to 55% after holding constant at 54% in 1996. This 1% increase translates to over $200,000 in margin. Over the past three years, we have invested more than $800,000 in capital improvements and licensing fees to further our program of converting primary reagent product lines to clone-based raw materials grown in-house. Current year savings on the conversion of two rare reagents and a high-volume ABO reagent amounted to nearly $120,000. This conversion will continue to produce significant savings as we become less dependent on a limited number of suppliers for raw material. Two formulations of a large-volume Rh blood grouping reagent and one lower volume reagent using in-house material were licensed by the FDA late in fiscal 1997. The cost savings on these products will have a favorable impact on gross margin in fiscal 1998. In addition, the 1996 extension of reagent red cell product shelf life resulted in reduced manufacturing lead time and allowed for more efficient use of raw materials. Initial end-user sales from Gamma Biologicals, B.V. also contributed to the margin increase. In January 1997, we began the process leading to ISO 9001 certification. More and more customers and regulatory bodies are requesting and will soon require such certification of suppliers; we anticipate certification within the next 12 months. In addition to attracting and retaining customers and complying with governmental regulations, the investment in the certification process should generate future savings through efficiencies achieved by enhancing our quality system.

The margin remained at 54% in 1996 due to savings realized on raw materials previously converted to in-house material as described above.

Selling Expenses

Selling expenses rose 7% in 1997 compared with 1996 due in large part to the acquisition of Gamma Biologicals, B.V. Additionally, we incurred increased expenditures for the annual American Association of Blood Banks (AABB) meeting, where we presented the ReACT test system, and for travel and promotional materials required to establish new international distributors. Selling expenses decreased 2% in 1996 due to the reorganization of the international sales function and the downsizing of the instrument service department, which reduced costs by $164,000 in 1996.

General and Administrative Expenses

General and administrative expenses dipped 14% in 1997 after rising 7% in 1996. In 1996 we incurred nonrecurring expenditures for legal fees related to patent applications covering ReACT and biosensor technologies, as well as for travel associated with the evaluation of potential sites outside the United States to manufacture products awaiting FDA approval. Additionally, Gamma retained Vector Securities International, Inc. as its financial adviser to assist the company in identifying and reviewing strategic alternatives to enhance share-holder value. Fees and expenses related to this process were $21,000 in 1997 and $63,000 in 1996. The contract expired without renewal in November 1996. General and administrative expenses also decreased in 1997 with a reduction of the allowance for doubtful accounts to reflect recent loss experience and the reclassification of state income taxes.

Shipping and Warehouse Expenses

Shipping and warehouse expenses declined 13% in 1997 after they rose 16% in 1996. With full implementation of the new shipment processing system and product bar coding, the processing of packages has been streamlined, enabling us to ensure accurate handling of the more than 117,000 annual package volume while minimizing staffing levels. We realized a payback on this investment in infrastructure and technology of nearly $170,000 in 1997 from more accurate weight and freight assessments. The increase in 1996 reflected additional supply expense and increased depreciation expense for the first phase of the bar coding system implemented in March 1995.

Research and Development Expenses

Research and development expenses increased 7% in 1997 after a 34% increase in 1996 due to costs associated with ReACT and Olympus reagent field studies, and the addition of the Chief Science Officer to the research and development staff at midyear. Funding for electro-biosensor research at the University of Wollongong, Australia declined 34% to $151,000 in 1997 from $230,000 in 1996. Because the project team has proven specificity of the test system, Gamma granted funding for another six months of research amounting to $85,000, half of which was funded in February 1997. The increase in 1996 was related to ReACT product development costs and electro-biosensor research expenses.

Interest and Other Income

Interest income decreased 22% in 1997 after increasing 5% in 1996 due to a reduction in the amount of funds invested and a change in the investment mix in the current period. Interest expense declined 9% domestically due to normal debt retirement but was offset by interest expense on debt carried by Gamma Biologicals, B.V.

The other income decline in 1997 was related to the sale of a noncore product technology in 1996 for $25,000.

Income Taxes

The provision for income taxes rose 96% due to a 52% increase in income, after declining 56% in 1996, and to deferred taxes provided for temporary differences between the book and tax basis of property additions.

Other

In March 1995, the Financial Accounting Standards Board (FASB) issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," which sets forth guidance as to when to recognize an impairment of long-lived assets, including goodwill, and how to measure such an impairment. The company adopted SFAS No. 121 on April 1, 1996. The adoption of SFAS No. 121 did not have a material effect on the company's results of operations or financial position.

In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation," which permits, but does not require, a fair-value-based method of accounting for employee stock option plans which results in compensation expense being recognized in the results of operations when stock options are granted. The company adopted SFAS No. 123 on April 1, 1996. We plan to continue the use of our current intrinsic-value-based method of accounting for such plans where no compensation expense is recognized. However, as required by SFAS No. 123, we will provide pro forma disclosure of net income and earnings per share, if significantly different from reported amounts, in the notes to the consolidated financial statements as if the fair-value-based method had been applied. The company did not grant any stock-based compensation instruments in the period ended March 31, 1997.

In February 1997, the FASB issued SFAS No. 128, "Earnings Per Share." SFAS No. 128 establishes standards for computing and presenting earnings per share (EPS) and applies to entities with publicly held common stock or potential common stock. This statement simplifies the standards for computing EPS previously found in Accounting Principles Board Opinion No. 15, "Earnings Per Share," and makes them comparable to international EPS standards. This statement is effective for financial statements issued for periods ending after

[Five-year bar charts of book value and total debt go here.]

December 15, 1997, including interim periods; earlier application is not permitted. This statement requires restatement of all prior-period EPS data presented. Considering the guidelines as prescribed by SFAS No. 128, management believes that the adoption of this statement will not have a material effect on EPS and thus pro forma EPS, as suggested for all interim and annual periods prior to required adoption, have been omitted.

Liquidity and Capital Resources

Operating Activities

Net cash flows decreased $2,034,000 during the year ended March 31, 1997, compared with an increase of $3,308,000 during 1996. Cash flows from operating activities declined $105,000. Cash received from customers increased $462,000. Despite a 12% increase in sales to international customers, which tend to have longer payment terms, the number of days sales in receivables decreased to 73 days in 1997, after falling from 80 days to 74 days in 1996, due to diligent collection efforts. This improvement in cash flow was offset by increased investment in inventory, license fees paid and insurance deposits. Centrifuges and incubators, as well as raw materials for the manufacture of disposable test strips, were purchased in anticipation of the market introduction of ReACT, and significant purchases were made to build an inventory of SegmentSamplers(TM), in short supply at the end of fiscal 1996. Additional license fees of $63,000 were paid for three new clones and for milestone fees due on products licensed in the fourth quarter of 1997. Premium deposits of $83,000 were made at the end of 1997 relating to insurance coverage in fiscal 1998. In May 1997, we acquired a nonexclusive license from the owner of a patent covering certain technology utilized in the ReACT test strip. The license agreement calls for a one-time fee of $200,000 upon execution and a 12% royalty on net sales of strips to customers in the six European countries covered by the patent. Additionally, approximately $200,000 has been committed for 100 additional ReACT centrifuges and incubators to be delivered in the second and third quarters of fiscal 1998. In 1996, cash flows from operations improved $1,380,000 due to collection of receivables, decreased inventory purchases and income tax payments, and the reduced payment of fees to obtain the rights to use certain technologies developed by others.

Investing Activities

Cash flows from investing activities decreased $1,965,000 in 1997 following an improvement of $1,589,000 in 1996. Cash flows in 1996 benefited from the maturation of $2,000,000 of short-term investments made in 1995. Completing improvements to the shipping area and the computer system, and projects in progress to relocate and streamline the packaging function and to double the monoclonal laboratory capacity, kept capital expenditures at a higher than normal level. The downswing in cash flow from investing activities was partially offset by $143,000 acquired with Gamma Biologicals, B.V. The subsidiary relocated its operations to a larger facility in the Amsterdam area and purchased additional refrigeration equipment in the third quarter in anticipation of expanded European distribution activities. In 1996, capital expenditures were made for manufacturing modernization, the conversion of space formerly occupied by the animal laboratory into a semiautomated shipping area, the design of phase two of the bar coding/shipping system, and the computer software system upgrade.

Financing Activities

Cash flows used in financing activities decreased $47,000 due to reduced long-term debt payments with the termination of certain capital leases in October 1996. In June 1997, we placed an order for customized equipment to automate the filling, sealing and labeling of ReACT test strips, with delivery scheduled for November 1997. The estimated cost of this equipment is approximately $700,000; the company has entered into a lease agreement to finance the equipment purchase. The 1996 decrease in cash flows used in financing activities was due primarily to the curtailment of open-market repurchases of stock.

Product Development

The company is currently reviewing proposals from medical equipment manufacturers for the development of an upgraded version of the ReACT system. The cost to develop such a system will depend on several factors, including the level of automation and the number of enhanced features required for market acceptance. Once a manufacturer is selected, the development process should take between six and 12 months.

Future Needs

Management believes that operating cash flows will continue to meet the company's operating needs for the future. Our existing capital resources, consisting of approximately $3,700,000 in cash and short-term investments and a $1,500,000 revolving credit line, should be sufficient to support product development and planned capital improvements during the next 12 months.

Costs of materials and services have remained relatively stable over the past three years, with the exception of shipping supply increases in 1995 and 1996. We do not expect operations to be influenced significantly by rising costs in the foreseeable future.

Management's Discussion and Analysis of Financial Condition and Results of Operations includes certain forward-looking statements reflecting the company's expectations in the near future. However, many factors which may affect actual results, especially market conditions and changing regulations, are difficult to predict. Accordingly, there is no assurance that the company's expectations will be realized.


Statements of Consolidated Income
Year ended March 31,                              1997          1996          1995
-------------------------------------------------------------------------------------
Net sales                                     $17,554,502   $16,940,588   $18,261,288
Cost of sales                                   7,857,815     7,825,828     8,393,870
-------------------------------------------------------------------------------------
     Gross margin                               9,696,687     9,114,760     9,867,418
-------------------------------------------------------------------------------------
Operating expenses:
  Selling                                       3,792,115     3,530,721     3,607,945
  General and administrative                    2,122,075     2,468,584     2,306,374
  Shipping and warehouse                          756,848       867,209       746,644
  Research and development                      1,449,394     1,349,272     1,013,155
-------------------------------------------------------------------------------------
     Total operating expenses                   8,120,432     8,215,786     7,674,118
-------------------------------------------------------------------------------------
Operating income                                1,576,255       898,974     2,193,300
-------------------------------------------------------------------------------------
Other income (expense):
  Interest income                                 204,554       262,228       250,163
  Interest expense                                (48,449)      (48,350)      (67,645)
  Other income (expense)                           (9,623)       19,578      (213,099)
-------------------------------------------------------------------------------------
  Other income (expense) - net                    146,482       233,456       (30,581)
-------------------------------------------------------------------------------------
Income before income taxes                      1,722,737     1,132,430     2,162,719
Income taxes                                      606,917       308,900       696,200
-------------------------------------------------------------------------------------
     Net income                               $ 1,115,820   $   823,530   $ 1,466,519
-------------------------------------------------------------------------------------
     Weighted average number of common and
      common equivalent shares outstanding      4,607,518     4,608,771     4,638,183
-------------------------------------------------------------------------------------
     Net income per common and
      common equivalent share                        $.24          $.18          $.32
-------------------------------------------------------------------------------------


See Notes to Consolidated Financial Statements.


Consolidated Balance Sheets
March 31,                                                          1997          1996
-----------------------------------------------------------------------------------------
Assets
Current assets:
     Cash and cash equivalents                                  $ 3,618,970   $ 3,724,379
     Short-term investments                                         100,000       100,000
     Receivables - net of allowance for doubtful
      accounts: 1997, $105,505; 1996, $156,839                    3,524,585     3,696,880
     Inventories                                                  3,658,642     3,240,360
     Prepaid expenses                                               515,660       369,380
     Deferred taxes                                                  73,400       110,900
-----------------------------------------------------------------------------------------
       Total current assets                                      11,491,257    11,241,899
-----------------------------------------------------------------------------------------
Property:
     Land                                                           284,147       284,147
     Building and improvements                                    6,091,377     5,437,365
     Machinery and equipment                                      5,261,132     4,573,877
     Furniture and fixtures                                         599,056       567,581
-----------------------------------------------------------------------------------------
       Total                                                     12,235,712    10,862,970

  Less accumulated depreciation and amortization                  6,241,338     5,684,907
-----------------------------------------------------------------------------------------
     Property - net                                               5,994,374     5,178,063
-----------------------------------------------------------------------------------------
Cash value of life insurance                                      1,858,672     1,729,774
Excess of cost over net assets acquired - net                       139,686
Other                                                               385,538       275,964
-----------------------------------------------------------------------------------------
       Total assets                                             $19,869,527   $18,425,700
-----------------------------------------------------------------------------------------

Liabilities and Shareholders' Equity
Current liabilities:
   Current portion of long-term obligations                     $   127,761   $    96,588
   Accounts payable - trade                                         786,214       487,681
   Dividends payable                                                115,077       113,796
   Accrued salaries and other expenses                              294,748       244,852
-----------------------------------------------------------------------------------------
     Total current liabilities                                    1,323,800       942,917
-----------------------------------------------------------------------------------------
Long-term obligations                                               345,120       353,097
-----------------------------------------------------------------------------------------
Deferred taxes                                                      535,700       277,600
-----------------------------------------------------------------------------------------
Commitments and contingencies
Shareholders' equity:
   Preferred stock - $10.00 par value; 1,000,000
    shares authorized; none outstanding
   Common stock - $.10 par value; 25,000,000 shares
    authorized; outstanding: 1997, 4,762,615 shares;
    1996, 4,711,365 shares                                          476,261       471,136
   Capital in excess of par value                                13,674,209    13,512,836
   Retained earnings                                              4,644,801     3,988,022
   Accumulated translation adjustments                              (10,456)
   Treasury stock at cost: 1997 and 1996, 159,563
    shares                                                       (1,119,908)   (1,119,908)
-----------------------------------------------------------------------------------------
     Total shareholders' equity                                  17,664,907    16,852,086
-----------------------------------------------------------------------------------------
     Total liabilities and shareholders' equity                 $19,869,527   $18,425,700
-----------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.


Statements of Changes in Shareholders' Equity
Year ended March 31,                                       1997                            1996                       1995
-----------------------------------------------------------------------------------------------------------------------------------
                                                  Shares          Amount         Shares         Amount       Shares         Amount
Common Stock
Balance, beginning of year                      4,711,365      $   471,136     4,700,303    $   470,030    4,700,078    $   470,008
Acquisition of wholly owned subsidiary             50,000            5,000
Exercise of stock options                           1,250              125        11,062          1,106          225             22
-----------------------------------------------------------------------------------------------------------------------------------
     Balance, end of year                       4,762,615          476,261     4,711,365        471,136    4,700,303        470,030
-----------------------------------------------------------------------------------------------------------------------------------

Capital in Excess of Par Value
Balance, beginning of year                                      13,512,836                   13,482,615                  13,481,763
Acquisition of wholly owned subsidiary                             157,500
Exercise of stock options                                            3,873                       30,221                         852
-----------------------------------------------------------------------------------------------------------------------------------
     Balance, end of year                                       13,674,209                   13,512,836                  13,482,615
-----------------------------------------------------------------------------------------------------------------------------------

Retained Earnings
Balance, beginning of year                                       3,988,022                    3,619,289                   2,609,496
Net income                                                       1,115,820                      823,530                   1,466,519
Dividends declared                                                (459,041)                    (454,797)                   (456,726)
-----------------------------------------------------------------------------------------------------------------------------------
     Balance, end of year                                        4,644,801                    3,988,022                   3,619,289
-----------------------------------------------------------------------------------------------------------------------------------
Unrealized Investment Gain (Loss)
Balance, beginning of year                                                                                                  (87,683)
Current year unrealized gain (loss)                                                                                          87,683
-----------------------------------------------------------------------------------------------------------------------------------
     Balance, end of year
-----------------------------------------------------------------------------------------------------------------------------------

Translation Adjustments
Balance, beginning of year
Current year translation adjustments                               (10,456)
-----------------------------------------------------------------------------------------------------------------------------------
     Balance, end of year                                          (10,456)
-----------------------------------------------------------------------------------------------------------------------------------

Treasury Stock
Balance, beginning of year                   (159,563)          (1,119,908)    (159,169)   (1,118,258)       (99,952)      (853,469)
Purchase of treasury stock                                                         (394)       (1,650)       (59,217)      (264,789)
-----------------------------------------------------------------------------------------------------------------------------------
     Balance, end of year                    (159,563)          (1,119,908)    (159,563)   (1,119,908)      (159,169)    (1,118,258)
-----------------------------------------------------------------------------------------------------------------------------------
Total shareholders' equity                  4,603,052          $17,664,907    4,551,802   $16,852,086      4,541,134    $16,453,676
-----------------------------------------------------------------------------------------------------------------------------------


See Notes to Consolidated Financial Statements.


Statements of Consolidated Cash Flows
Year ended March 31,                                            1997           1996           1995
------------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities
Cash received from customers                                $ 17,916,399   $ 17,454,501   $ 17,406,173
Interest received                                                204,315        149,118        125,224
Cash paid to suppliers and employees                         (15,722,474)   (15,060,164)   (15,992,239)
Interest paid                                                    (48,444)       (48,350)       (67,645)
Income taxes paid                                               (302,680)      (343,000)      (701,500)
------------------------------------------------------------------------------------------------------
     Net cash provided by operating activities                 2,047,116      2,152,105        770,013
------------------------------------------------------------------------------------------------------

Cash Flows from Investing Activities
Property additions                                            (1,609,727)    (1,668,145)    (1,302,629)
Purchase of investments                                                        (892,709)    (2,997,977)
Investment in subsidiary                                         142,659
Increase in cash value of life insurance                        (128,898)      (197,776)      (152,110)
Proceeds from:
     Investments                                                   4,786      3,093,608      3,181,064
     Sale of equipment                                                50         38,618         56,055
------------------------------------------------------------------------------------------------------
     Net cash provided by (used in) investing activities      (1,591,130)       373,596     (1,215,597)
------------------------------------------------------------------------------------------------------

Cash Flows from Financing Activities
Payments on long-term obligations                                (96,199)      (172,324)      (211,710)
Exercise of stock options                                          3,998         31,327            874
Dividends paid                                                  (457,760)      (454,529)      (458,202)
Purchase of treasury stock                                                       (1,650)      (264,789)
------------------------------------------------------------------------------------------------------
     Net cash used in financing activities                      (549,961)      (597,176)      (933,827)
------------------------------------------------------------------------------------------------------

Effect of exchange rate fluctuation on cash                      (11,434)
Net increase (decrease) in cash                                 (105,409)     1,928,525     (1,379,411)
Cash and cash equivalents at beginning of period               3,724,379      1,795,854      3,175,265
------------------------------------------------------------------------------------------------------
     Cash and cash equivalents at end of period             $  3,618,970   $  3,724,379   $  1,795,854
------------------------------------------------------------------------------------------------------

Reconciliation of Net Income to Net Cash
 provided by Operating Activities
Net income                                                  $  1,115,820   $    823,530   $  1,466,519
Adjustments to reconcile net income
     to cash provided by operating activities:
     Depreciation                                                822,368        650,471        529,957
     Amortization of goodwill                                     15,521                       147,034
     Loss on sale of fixed assets                                  3,312            148        101,897
     Gain on sale of investments                                    (239)      (206,718)      (124,939)
     Net effect of changes in operating accounts                  90,334        884,674     (1,350,455)
------------------------------------------------------------------------------------------------------
        Net cash provided by operating activities           $  2,047,116   $  2,152,105   $    770,013
------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Business

The company manufactures and sells a wide variety of highly refined and specialized testing products known as in-vitro diagnostic reagents. The company operates in one industry segment and two geographic areas. Customers include numerous hospitals, blood collection centers, medical laboratories and research institutions in more than 50 countries. The company does not have a concentration of credit risk due to its large customer base.

Consolidation

The consolidated financial statements include the accounts of Gamma Biologicals, Inc. and all subsidiaries (the company). All significant intercompany items have been eliminated in consolidation.

Translation of Foreign Currencies

All assets and liabilities in the balance sheet of the company's foreign subsidiary are translated at year-end exchange rates. Translation gains and losses are not included in determining net income but are accumulated in a separate component of shareholders' equity.

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

Excess of Cost Over Net Assets Acquired

The excess of cost over net assets acquired in the purchase of Gamma Biologicals, B.V. was $155,207 and is being amortized over five years on a straight-line basis. The accumulated amortization was $15,521 at March 31, 1997.

     The excess of cost over net assets acquired related to the company's former Italian subsidiary was amortized on a straight-line basis over the five-year term of the distributorship agreement with the former subsidiary. The distributorship agreement expired without renewal in April 1995.

Research and Development Expenditures

The company capitalizes certain costs relating to the development of new technologies. Capitalization does not begin until technological feasibility is established. All other research and development expenditures are charged to expense in the period incurred.

Impairment of Long-lived Assets

In March 1995, the Financial Accounting Standards Board (FASB) issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," which sets forth guidance as to when to recognize an impairment of long-lived assets, including goodwill, and how to measure such an impairment. The company adopted SFAS No. 121 on April 1, 1996. The adoption of SFAS No. 121 did not have a material effect on the company's results of operations or financial position.

Revenue Recognition

Revenue is recognized when products are shipped or services are performed.

Federal Income Taxes

The company utilizes an asset and liability approach in the calculation of deferred income taxes. This approach gives consideration to the future tax consequences of differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. The net taxable or deductible amounts in future years are adjusted for the effect of any available tax credits.

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

Note 2. Inventories

Inventory is valued at the lower of cost (principally FIFO) or market, as follows:


March 31,                 1997        1996
---------------------------------------------
Raw materials          $1,144,949  $  737,717
Products in process       432,357     499,579
Finished products       1,319,605   1,387,826
Supplies                  761,731     615,238
---------------------------------------------
     Total             $3,658,642  $3,240,360
---------------------------------------------

Note 3. Investments

In accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," and since the company has the positive intent and ability to hold its investments in debt securities to maturity, these investments are reported at amortized cost. Investments in debt securities are summarized as follows:

                                                                              Unrealized   Carrying
Type                                          Classification      Fair Value  Gain (Loss)   Value
----------------------------------------------------------------------------------------------------
Year ended March 31, 1997
Debt securities:
     Certificates of Deposit - due 9/8/97    Held to maturity       $100,000               $100,000
----------------------------------------------------------------------------------------------------
        Total debt securities                                       $100,000               $100,000
----------------------------------------------------------------------------------------------------
        Total investments                                           $100,000               $100,000
----------------------------------------------------------------------------------------------------


                                                                              Unrealized   Carrying
Type                                          Classification      Fair Value  Gain (Loss)   Value
----------------------------------------------------------------------------------------------------
Year ended March 31, 1996
Debt securities:
     Certificates of Deposit - due 9/9/96    Held to maturity       $100,000               $100,000
----------------------------------------------------------------------------------------------------
       Total debt securities                                        $100,000               $100,000
----------------------------------------------------------------------------------------------------
       Total investments                                            $100,000               $100,000
----------------------------------------------------------------------------------------------------

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

Note 5. Long-term Obligations and Credit Agreement

Long-term Obligations

Long-term obligations consist of:


March 31,                                                1997       1996
-------------------------------------------------------------------------
Mortgage note, due monthly through 2000                $353,485  $430,422
Note payable-foreign, due semiannually through 2000     119,396
Other obligations                                                  19,263
-------------------------------------------------------------------------
                                                        472,881   449,685
Less current portion                                    127,761    96,588
-------------------------------------------------------------------------
     Total long-term obligations                       $345,120  $353,097
-------------------------------------------------------------------------

     The mortgage note bears interest at the bank's base rate, but not less than 7% nor more than 13%. At March 31, 1997, the note bore interest at 9.5%. The mortgage note is collateralized by a first lien on the company's land and building. The foreign note payable bears interest at 7%.

     Long-term obligations mature as follows: $127,761 in 1998; $120,839 in 1999; $130,216 in 2000; and $94,065 in 2001.

Credit Agreement

The company has a revolving line of credit agreement under which the company can borrow $1,500,000 at the bank's floating base rate plus 0.5%. The agreement was renewed in November 1996. At March 31, 1997 or during the year then ended, no borrowings were outstanding under this agreement. The company pays no fees nor is required to maintain any compensating balances under this agreement.

     The line of credit agreement provides for maximum amounts that can be outstanding, based on the company's receivables and inventories. Prepayments on this loan may be required when the bases of receivables and inventories, as determined under the agreement provisions, are less than certain defined levels.

     The agreement also contains various provisions that restrict borrowings, capital expenditures, advances and other distributions, and certain direct or contingent liabilities. Dividend payments are restricted to 25% of the company's prior year net income. This restriction was waived for the years ended March 31, 1997, 1996 and 1995. The agreement also provides for the maintenance of certain ratios or amounts relative to working capital, net worth and debt-to-equity. At March 31, 1997, the company was in compliance with the provisions of the agreement.

     Security for the company's obligations under the line of credit agreement includes substantially all of the company's domestic assets, except for the cash value of all life insurance policies and the company's land and building which are pledged as collateral for the mortgage note.

Note 6. Cash Flows Information

Following is a summary of the changes in operating assets and liabilities.


Year ended March 31,                                  1997       1996         1995
-------------------------------------------------------------------------------------
Decrease (increase) in:
   Receivables                                     $ 373,941   $290,400   $  (764,114)
   Inventories                                      (483,338)   567,135        44,842
   Prepaid expenses                                 (142,903)   136,359      (250,518)
   Other assets                                     (121,873)    61,842       (76,505)
Increase (decrease) in:
   Accounts payable                                  225,179    (77,968)     (125,685)
   Accrued salaries and other expenses               239,328    (93,094)     (178,475)
-------------------------------------------------------------------------------------
     Net effect of change in operating accounts    $  90,334   $884,674   $(1,350,455)
-------------------------------------------------------------------------------------

     In March 1996, the company outsourced the assembly of plastic droppers and SegmentSamplers. As a result, inventory of component parts totaling $282,886 was transferred to outside vendors and a corresponding receivable due from the vendors was recorded. This receivable is being reduced as assembled parts are delivered, with the cost of components deducted from the vendors' selling price. During fiscal 1997, additional inventory of $88,000 was transferred to the outside vendors, and the outstanding receivable balance at March 31, 1997 was $16,378.

     The company purchased 100% of the outstanding shares of Gamma Biologicals, B.V., effective September 30, 1996, for 50,000 shares of common stock. In conjunction with the acquisition, assets of $336,000 (including $143,000 cash) were received, and liabilities of $313,000 were assumed.

Note 7. Stock Option Plans

Under the company's incentive stock option plans, 250,000 shares of its common stock are reserved for grant to various employees. The options become exercisable at 25% per year. The number of shares reserved under the plan will be adjusted for stock splits and stock dividends.

     Options have been granted to certain nonemployee members of the board of directors to purchase up to 10,000 shares of common stock each at a price of $2.88 per share. In May 1997, the board of directors adopted, subject to shareholders' approval, the 1997 Outside Director Stock Option Plan (nonqualified), which reserves 100,000 shares of the company's common stock for grant to nonemployee directors.

     The following is a summary of the company's stock option plans:


Year Ended March 31,                 1997                1996                   1995
-------------------------------------------------------------------------------------------
                               Number    Average    Number    Average     Number    Average
                             of Shares    Price   of Shares    Price    of Shares    Price
Options outstanding
 at beginning of year          469,025     $4.14    411,337      $4.07    419,562     $4.06
   Options granted                   0               73,500       4.25      5,000      5.50
   Options exercised            (1,250)     3.20    (11,062)      2.83       (225)     3.89
   Options canceled             (2,000)     4.50     (4,750)      3.12    (13,000)     4.25
-------------------------------------------------------------------------------------------
     Options outstanding
     at end of year            465,775     $4.14    469,025      $4.14    411,337     $4.07
-------------------------------------------------------------------------------------------
     Options exercisable
     at end of year            383,399     $4.08    320,900      $3.96    276,093     $3.70
-------------------------------------------------------------------------------------------
     Options available
      at end of year           256,750              334,750               153,500
-------------------------------------------------------------------------------------------

     The company accounts for its stock option plans in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations, under which no compensation cost has been recognized for stock option awards. No stock options were granted during fiscal 1997. In fiscal 1996, 73,500 stock options were granted. Had compensation cost of the plans been determined consistent with SFAS No. 123, "Accounting for Stock-Based Compensation," the company's pro forma net income and earnings per common share would not have been significantly different from reported amounts. Because the SFAS No. 123 accounting method has not been applied to options granted prior to April 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

Note 8. Shareholder Rights Plan

The company has a shareholder rights plan which expires in September 1999. Under terms of the plan: a) the rights are not exercisable until 10 days after a public announcement that a person or group has acquired or intends to acquire 20% or more of the company's common stock without the consent of the board of directors; and b) each share of common stock has the right to purchase common stock with a value of two times the right's purchase price. The right's purchase price, which is subject to adjustment by the board of directors, is currently $15.00 per right. If exercisable, based upon a closing market price of $3.63 per share at March 31, 1997, a shareholder could purchase, by exercising such right, approximately 8.3 shares of common stock for each share held. The board of directors may elect to redeem the outstanding rights at $.01 per right at any time before the expiration date.

Note 9. Employee Retirement Savings Plan

The company has a 401(k) Retirement Savings Plan. Under the plan's provisions, the company may, at the discretion of the board of directors, match a portion of the employee's annual contribution. All employees over 21 years of age with at least one year of service are eligible for the plan. Company contributions, which are 100% vested after five years of continuous service, were $37,043 in 1997; $35,194 in 1996; and $35,220 in 1995.

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

Note 11. Income Taxes

Income taxes consist of the following:


Year ended March 31,      1997      1996      1995
----------------------------------------------------
Current:
   Federal              $273,000  $280,400  $705,000
   State                  13,900
   Foreign                24,417
----------------------------------------------------
     Total current       311,317   280,400   705,000
----------------------------------------------------
Deferred:
   Federal               295,600    28,500    (8,800)
----------------------------------------------------
     Total deferred      295,600    28,500    (8,800)
----------------------------------------------------
       Total            $606,917  $308,900  $696,200
----------------------------------------------------

     Income taxes as shown in the statements of consolidated income differ from the amount that would be computed if income before income taxes was multiplied by the United States federal income tax rate (statutory rate) applicable in each year. The reasons for this difference are as follows:


Year ended March 31,                                  1997        1996       1995
----------------------------------------------------------------------------------
Statutory rate                                          34.0%       34.0%     34.0%
Increase (decrease) resulting from:
  Exempt export earnings                                (2.3)       (4.1)     (3.2)
  Valuation of temporary differences                     8.7        (2.3)      2.2
  Research and development credit                       (7.9)
  Life insurance premiums                                1.2                    .6
  Amortization of goodwill                                                     2.3
  Tax credits                                                                 (4.3)
  Other - net                                            1.5         (.3)       .6
----------------------------------------------------------------------------------
     Effective tax rate                                 35.2%       27.3%     32.2%
----------------------------------------------------------------------------------

     Significant components of the company's deferred tax assets (liabilities) are as follows:

Year ended March 31,                                             1997        1996
-----------------------------------------------------------------------------------
Allowance for doubtful accounts                               $  35,900   $  53,300
Inventory costs capitalized                                      37,500      57,600
Other
-----------------------------------------------------------------------------------
     Net current deferred tax asset                              73,400     110,900
-----------------------------------------------------------------------------------
Difference between book and tax basis of property,
     plant and equipment                                       (523,900)   (253,000)
Other                                                           (11,800)    (24,600)
-----------------------------------------------------------------------------------
     Net noncurrent deferred tax liability                     (535,700)   (277,600)
-----------------------------------------------------------------------------------
        Net deferred tax liability                            $(462,300)  $(166,700)
-----------------------------------------------------------------------------------

Note 12. Operations by Geographic Area

The company operates within one dominant segment - the manufacture and sale of blood bank and diagnostic products - and has no customer which accounts for 10% or more of its total sales. During the six-month period ended March 31, 1997, the company operated in two geographic areas, the United States and Europe. Prior to the September 30, 1996 acquisition of Gamma Biologicals, B.V., the company operated in one geographic area from which it sold to numerous countries.

Year ended March 31,                                           1997     1996     1995
---------------------------------------------------------------------------------------
                                                                   (In thousands)
Net sales to unaffiliated customers:
   United States                                              $12,317  $12,260  $13,177
   Europe                                                       1,697    1,553    1,893
   Pacific Region                                               1,382    1,244    1,342
   Mexico, Central and South America                            1,297    1,020      898
   Middle East                                                    651      620      637
   Other                                                          211      244      314
---------------------------------------------------------------------------------------
     Total                                                    $17,555  $16,941  $18,261
---------------------------------------------------------------------------------------

Export sales from United States to unaffiliated customers:
   Europe                                                     $ 1,284  $ 1,553  $ 1,893
   Pacific Region                                               1,382    1,244    1,342
   Mexico, Central and South America                            1,297    1,020      898
   Middle East                                                    651      620      637
   Other                                                          211      244      314
---------------------------------------------------------------------------------------
     Total                                                    $ 4,825  $ 4,681  $ 5,084
---------------------------------------------------------------------------------------

Export sales from United States to affiliated customers:      $   151
---------------------------------------------------------------------------------------

Income from operations:
   United States                                              $ 1,078  $   824  $ 1,467
   Europe                                                          38
---------------------------------------------------------------------------------------
     Total                                                    $ 1,116  $   824  $ 1,467
---------------------------------------------------------------------------------------

Identifiable assets:
   United States                                              $17,468  $16,696  $16,852
   Europe                                                         318
   Corporate                                                    2,084    1,730    1,532
---------------------------------------------------------------------------------------
     Total                                                    $19,870  $18,426  $18,384
---------------------------------------------------------------------------------------

Note 13. Acquisition of Wholly Owned Subsidiary

Effective September 30, 1996, the company acquired 100% of the outstanding shares of its distributor in the Netherlands, Gamma Biologicals, B.V. Consideration for the acquisition was 50,000 shares of Gamma common stock, valued at $3.25 per share, the market price on the effective date. The acquisition has been accounted for using the purchase method of accounting, and accordingly, the purchase price has been allocated to the assets purchased and the liabilities assumed based upon the fair values at the acquisition date. The excess of the purchase price over the fair values of the net assets acquired was $155,207 and has been recorded as goodwill, which will be amortized over five years.

     On the basis of a pro forma consolidation of the results of operations as if the acquisition had taken place at April 1, 1995 rather than at September 30, 1996, consolidated net sales for the years ended March 31, 1997 and 1996 would have been approximately $17,903,000 and $17,524,000, respectively. Consolidated income and earnings per share would have been $1,187,000 and $.26 for 1997 and $944,000 and $.20 for 1996. Such pro forma amounts are not necessarily indicative of what the actual consolidated results of operations might have been if the acquisition had been effective April 1, 1995 and should not be viewed as indicative of future operations.

     Gamma Biologicals, B.V. was formed in November 1993 to market Gamma products and certain noncompeting product lines in the Netherlands. Subsequent to the acquisition, the subsidiary will continue to sell directly in the Benelux area, as well as serve as a European distribution center.

Note 14. Subsequent Events

In April 1997, the company signed a cooperative agreement with the Shanghai Blood Center (SBC) of Shanghai, P.R. China, to market Gamma reagent products through a 50/50 joint venture named Shanghai Gamma Grouping Reagents Products Co. Ltd. (Shanghai Gamma). The agreement is the first step toward the government approvals required for foreign companies to sell products and services in China. At present, China has no manufacturer dedicated to producing a complete line of blood group typing reagents.

     While no accurate dollar value can be placed on the cooperative agreement at present, the China market for diagnostic blood banking reagents is large and growing. The market, with approximately 30 million blood donations annually, is 2-1/2 times the size of the U.S. market of 12 million donations.

     Initially, Shanghai Gamma is expected to import partially processed reagents from Gamma's Houston manufacturing facility for in-house use and distribution throughout China. Upon completion of government registration and approval, expected in Fall 1997, Gamma will transfer technology and monoclonal cell lines to the new company. Gamma and the SBC plan for Shanghai Gamma to become a fully integrated production and marketing company. Certain rare reagents and specialty products may still be shipped directly from Gamma for distribution in China.

     There is no assurance that Shanghai Gamma will obtain government approval to market Gamma reagents in China nor that any additional agreements will be signed regarding manufacturing and licensing. The cooperative agreement is considered the initial step in the sales process to open new markets for Gamma products.

In May 1997, the company acquired a nonexclusive license from Pasteur
Sanofi Diagnostics covering certain patented affinity matrix technology utilized in the ReACT strip. The agreement applies to six European countries in which Sanofi holds or has applied for a patent.

Note 15. Commitments and Contingencies

Operating Leases

The company leases certain facilities, equipment and automobiles under operating leases which range from one month to five years. Rent expense charged to income was approximately $262,000 in 1997; $239,000 in 1996; and $250,000 in 1995.
Future minimum rental commitments at March 31, 1997 are $792,000, due between two and five years.

Contingencies

From time to time, the company is involved in certain legal proceedings and claims which arise in the normal course of business, none of which, in management's opinion, is expected to have a material adverse effect on the company's consolidated operations or financial position.

Independent Auditors' Report

Gamma Biologicals, Inc.

We have audited the accompanying consolidated balance sheets of Gamma Biologicals, Inc. and subsidiaries (the company) as of March 31, 1997 and 1996, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended March 31, 1997. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

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

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the company at March 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 1997, in conformity with generally accepted accounting principles.

[Deloitte & Touche LLP signature goes here.]
Houston, Texas
May 28, 1997

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

[O'Bannion signature goes here.]
Margaret J. O'Bannion
Vice President - Finance

Quarterly Financial Data (unaudited)


                                                 Net     Gross   Operating    Net    Net Income
                                                Sales    Margin   Income     Income  Per Share
----------------------------------------------------------------------------------------------
                                                   (In thousands except per share amounts)
Fiscal 1997
First Quarter                                   $4,212   $2,227     $  332    $  220      $.05
Second Quarter                                   4,177    2,445        455       332       .07
Third Quarter                                    4,650    2,464        351       330       .07
Fourth Quarter                                   4,516    2,561        438       234       .05
----------------------------------------------------------------------------------------------
                                               $17,555   $9,697     $1,576    $1,116      $.24
----------------------------------------------------------------------------------------------

Fiscal 1996
First Quarter                                   $4,088   $2,172     $  237    $  220      $.05
Second Quarter                                   4,332    2,411        381       304       .07
Third Quarter                                    4,203    2,197        139       167       .04
Fourth Quarter                                   4,318    2,335        142       133       .02
----------------------------------------------------------------------------------------------
                                               $16,941   $9,115     $  899    $  824      $.18
----------------------------------------------------------------------------------------------

Market for the Registrant's Common Equity and Related Shareholder Matters

The company's common stock trades on the American Stock Exchange under the symbol GBL. The bid prices included in the following table are from the American Stock Exchange and may not reflect prices in actual transactions. The prices do not include markups, markdowns or commissions.


                     High Closing   Low Closing
                       Bid Price     Bid Price   Dividend
---------------------------------------------------------
Fiscal 1997
First Quarter            $4.50        $3.75     $.025
Second Quarter            4.00         2.88      .025
Third Quarter             3.75         3.00      .025
Fourth Quarter            4.00         3.06      .025

Fiscal 1996
First Quarter            $4.63        $4.06     $.025
Second Quarter            5.00         4.00      .025
Third Quarter             4.88         4.00      .025
Fourth Quarter            5.06         4.25      .025


     As of June 16, 1997, there were approximately 460 holders of record of the company's common stock. The number does not include shares held in broker or nominee name.

Corporate Data

Officers

David E. Hatcher
Chairman, President & Chief Executive Officer

Jimmie L. Turner
Executive Vice President & Chief Operating Officer

Betty Francis Hatcher
Executive Vice President - Product Development

John J. Moulds
Senior Vice President & Chief Science Officer

Raul F. Alvarez
Vice President - International Business

Susan A. Batcha
Vice President - Manufacturing

John Case
Vice President - Regulatory Affairs

Thomas H. Frame
Vice President - Research & Development

Lawrence E. Letwin
Corporate Secretary

Marilyn K. Moulds
Vice President - Consultation & Education

Margaret J. O'Bannion
Vice President - Finance & Chief Financial Officer

Gary L. Parrish
Vice President - National Sales & Customer Services

Directors

David E. Hatcher
Chairman

Richard H. Aster, MD *
Chairman
Genetic Testing Institute, Inc.
Milwaukee, Wisconsin
(Medical diagnostic products manufacturer)

Bryan J. Brieden *+
Consultant & former president
Bryan Biologicals, Inc.
Detroit, Michigan
(Laboratory supplies distributor)

H.H. (Will) Hardee +
Senior Vice President
Rauscher Pierce Refsnes, Inc.
Houston, Texas
(Regional securities firm)

Betty Francis Hatcher

R. Bruce LaBoon *+
Partner
Liddell, Sapp, Zivley, Hill & LaBoon, L.L.P.
Houston, Texas
(Attorneys at law)

John J. Moulds

Hayle B. Randolph *+
Blood Services Consultant
Rio Verde and Flagstaff, Arizona

*Member, Audit Committee
+ Member, Compensation/Stock Option Committee

General Counsel

Liddell, Sapp, Zivley, Hill & LaBoon, L.L.P.
Houston, Texas

Auditors

Deloitte & Touche LLP
Houston, Texas

Stock Transfer Agent and Registrar

Please direct communications concerning stock transfer requirements, lost certificates or changes of address to:
  Harris Trust and Savings Bank
  ATTN: Shareholder Services
  P.O. Box A3504
  Chicago, IL 60690-3504
  1-800/577-5042

Stock Trading

Gamma Biologicals, Inc. common stock trades on the American Stock Exchange using the symbol GBL.

SEC Form 10-K

Gamma will provide its shareholders, without charge, a copy of the company's Annual Report on Form 10-K for the fiscal year ended March 31, 1997, as filed with the Securities and Exchange Commission. Please direct requests to:

  Margaret J. O'Bannion
  Gamma Biologicals, Inc.
  3700 Mangum Road
  Houston, TX 77092.

Financial Mailing List

Shareholders whose stock is held in trust or by a brokerage firm may receive timely financial mailings directly from Gamma by writing to Ms. Margaret J. O'Bannion at the above address.

Annual Meeting

The directors and officers of Gamma Biologicals, Inc. invite interested shareholders to attend the annual meeting at 3:00 p.m. CDT on Thursday, August 7, 1997, at the company's offices, 3700 Mangum Road, Houston, Texas.

Gamma Biologicals, Inc.
3700 Mangum Road
Houston, Texas 77092

713/681-8481
FAX 713/956-3333

www.gammabio.com