Form 10-K405, Exhibit 13
period 1998-03-31
GAMMA BIOLOGICALS INC
filed 1998-06-29
CIK 317890

Gamma '98 Annual Report

From patent to product . . .

Tom Frame, senior vice president - research & development, became the "father of ReACT" when Gamma was awarded U.S. Patent #5,665,558, "Method and Apparatus Useful for Detecting Bloodgroup Antigens and Antibodies," the first patent related to the Gamma-ReACT Test System. The red cell adherence test procedure used in this microcolumn technology differs from the agglutination method used by competitors.

                               -cover-

Contents
11-year summary                                     Inside front cover
Company profile                                                      1
Letter to shareholders                                               2
From patent to product...                                            4
Management's discussion and analysis                                17
Income statements                                                   23
Balance sheets                                                      24
Shareholders' equity                                                25
Cash flows                                                          26
Notes to consolidated financials                                    27
Independent auditors' report                                        35
Management's report                                                 35
Quarterly financial data                                            36
Market for common equity                                            36
Corporate data                                       Inside back cover

11-year Summary of Selected Financial Data

Year Ended March 31,                 1998     1997
--------------------               -------   -------
Financial
Net sales                          $18,254   $17,555
Operating income (loss)                654     1,576
Income (loss) before
  extraordinary item**               1,310     1,116
Net income (loss)**                  1,310     1,116
Working capital                      9,122    10,167
Total assets                        22,133    19,870
Long-term obligations                  851       345
Shareholders' equity                18,506    17,665

Statistical
Operating margin                       3.6%      9.0%
Return on net sales                    7.2%      6.4%
Return on average equity               7.2%      6.5%
Current ratio                          5.9       8.7

Per Share Amounts
Income (loss) before
  extraordinary item-diluted**     $   .28   $   .24
Net income (loss)-diluted**            .28       .24
Dividends                              .10       .10
Book value                            3.94      3.83

Weighted average common shares
 outstanding assuming dilution       4,698     4,608


**Includes a $1,154,000 adjustment to carrying value of facility related to insurance recoveries in 1998

                              -inside front cover-

   1996       1995       1994       1993      1992       1991*      1990        1989        1988
--------------------------------------------------------------------------------------------------
                                  (In thousands, except per share amounts)
 $16,941    $18,261    $17,213    $16,390    $16,942    $15,674    $19,257    $18,089     $18,385
     899      2,193      1,546       (966)       678      1,402      2,288     (2,631)        938

     824      1,467      1,348       (904)       533        896        727     (3,510)        (83)
     824      1,467      1,348       (904)       721      1,253      1,299     (3,510)        (83)
  10,299     10,675     11,261      9,772     10,543      6,714      8,719      9,410       7,722
  18,426     18,384     18,030     16,925     17,800     19,005     23,158     22,056      28,548
     353         19        630        734        815      1,122      1,240      4,168       2,531
  16,852     16,454     15,620     14,507     15,397     14,818     14,354     12,383      16,582

     5.3%      12.0%       9.0%      (5.9)%      4.0%       8.9%      11.9%     (14.5)%       5.1 %
     4.9%       8.0%       7.8%      (5.5)%      4.3%       8.0%       6.7%     (19.4)%       (.5)%
     4.9%       9.1%       9.0%      (6.0)%      4.8%       8.6%       9.7%     (24.2)%       (.5)%
    11.9        7.5        8.3        6.8        7.6        3.2        2.2        2.7         1.8

 $   .18    $   .32    $   .28    $  (.20)   $   .12    $   .20    $   .17    $  (.77)     $ (.02)
     .18        .32        .28       (.20)       .16        .28        .29       (.77)       (.02)
     .10        .10        .05
    3.66       3.55       3.29       3.16       3.35       3.26       3.15       2.72        3.67

   4,609      4,638      4,744      4,594      4,661      4,551      4,551      4,546       4,542

*The company sold its Italian subsidiaries in 1991.

The Company

Gamma Biologicals, Inc. manufactures and sells a wide variety of highly refined and specialized testing products known as IN-VITRO diagnostic reagents. These reagents, which are restricted to specific uses and for which there are no substitutes, are used - to test blood to ensure safe transfusions, - to detect hemolytic disease of the newborn, - to determine the presence or absence of the Rh factor, - to study inherited blood factors, and - to aid in the diagnosis of certain human diseases, such as autoimmune hemolytic anemia.

Operating in a niche market, Gamma supplies products and services to immunohematology, commonly called "blood banking". Immunohematology is one of the major disciplines within the $2+ billion clinical (laboratory) medicine market.

The company sells its products to blood collection centers (blood banks), transfusion departments of hospitals, medical laboratories, and research institutions through a direct sales force and a dealer network. Gamma distributes its products to more than 50 countries.

Letter to Shareholders

Dear Shareholder:

Introducing a new product as complex as ReACT has been a real challenge for Gamma. Over the past several years, this company's management and employees have used their experience and skills to build the Gamma-ReACT-TM- Test System from research to patent to product and now to sales.

     While ReACT was too new to have contributed significantly to fiscal 1998 earnings, Gamma was again profitable through sales of traditional reagents. The company earned $1,310,000 (28 cents per share) on net sales of $18,254,000. [Detailed financial information begins on page 17.]

     Earnings reflect an adjustment to the cost basis of our manufacturing facility due to fire damage suffered last September. The after-hours fire in a sterilizing oven, while minor in nature, nevertheless resulted in approximately $2.5 million of heat and water damage. It didn't stop us from opening for business the next day, although it took about a week to resume certain manufacturing activities. Some raw material had to be discarded, but that didn't affect either final product quality or customer shipments.

The Year's Highlights

Gamma-ReACT-TM- Test System

Fiscal 1998 saw ReACT progress out of the development stage and into the production and marketing stage. In mid-September 1997, Gamma received a patent related to the ReACT adherence technology. U.S. Patent #5,665,558, "Method and Apparatus Useful for Detecting Bloodgroup Antigens and Antibodies," is the first issued of several patents applied for the ReACT Test System.

     Then in late September, just prior to the American Association of Blood Banks (AABB) annual meeting, the Food and Drug Administration gave us clearance to market the product domestically, only 11 months after 510K submission. On track with projections, the company has shipped 127 ReACT systems to our overseas dealers and 41 to domestic customers, and has orders pending for approximately 50 additional systems. Disposable test strips, filled, sealed, labeled and packaged in house, will provide an ongoing revenue stream from ReACT.

     We developed a unique red cell product line specifically for ReACT. Studies show that the line functions well in other gel column systems, which could expand sales. Over time, we will develop a complete line of reagents specifically for ReACT, a complement to our complete line of traditional and specialty reagent products.

     By the way, ReACT's ease of use, marked by our ready-to-use cell suspension, generated considerable interest at the AABB meeting.

Canadian Dealer

With the premarketing phase of ReACT complete, Gamma appointed Dominion Biologicals, Ltd., of Nova Scotia as the exclusive distributor in Canada. We chose the Canadian market leader because of its direct sales force. Gamma has no sales representatives based in Canada, although several of our U.S. reps have a few Canadian customers for traditional reagents and cell products. The initial five-year contract is valued at more than $1 million, equivalent to about 5% of Gamma's fiscal 1998 revenues.

Screening Cell Pool

There are two segments of our customer base: donors, who give blood, and patients, who receive it. Initially, we marketed ReACT for the antibody screening of presurgery patients. In April 1998, we secured FDA clearance to market a ReACT blood donor screening cell pool. Screening of blood donors is a required routine test on all donations. Gamma's product allows the technologist to screen large numbers of donors quickly, saving time and money. In addition to extending the ReACT product line, we have opened a new market for the estimated 12 million annual blood donations in the United States.

Long-term Project

Shanghai Gamma Biologicals Co. Ltd., the company's 50/50 joint venture with the Shanghai Blood Center (SBC), though strictly long-term, is progressing through government requirements much more quickly than expected because of substantial support from SBC officials. In May 1998, we signed the contract and articles of association, two more steps in the approval process. So far, we have:

-  registered the Shanghai Gamma name and received a tax identification number;
- submitted two plans for the interior construction for our full floor in the new Shanghai Blood Center;
- developed the equipment list for items available locally and those that must be imported; and
- started recruiting an American-trained business person to become general manager of the joint venture.

     Additionally, the Shanghai Blood Center sent two people to Houston for a month to study business practices related to our industry and to profit-making ventures in general. We could begin limited shipments of bulk product from the joint venture as early as this fall. To date, we have shipped small amounts of finished reagents for the center's in-house evaluation and samples for its large customers. In all cases, Gamma's reagents were found to be of exceptional quality.

     Our basis for the joint venture is that China has no manufacturer dedicated to producing a complete line of blood group typing reagents. The country does collect approximately 30 million blood donations annually, making it potentially the world's largest market for diagnostic reagent products.

The Year To Come

After all our efforts, expertise, time and money devoted to developing ReACT, it should come as no surprise that our fiscal 1999 focus will be to sell ReACT systems and disposable test strips in the domestic and international marketplace. Gamma will continue marketing traditional reagents, but our emphasis will be on ReACT.

We look forward to reporting to you a successful year.

Sincerely,


/s/ David E. Hatcher

David E. Hatcher
Chairman, President & Chief Executive Officer

June 15, 1998

From patent to product . . .

Humans have been advancing technology since at least 6500 BC, when the potter's wheel was invented in Asia Minor. With the 1611 AD invention of the double convex microscope and the 1658 discovery of red blood cells, healthcare scientists leaped forward in the study of the human blood system. Their experiments carried risks, such as with early blood transfusion attempts, partially because of what they did NOT know.

Opportunities arose when the major blood groups were discovered around the turn of the Twentieth Century. But not until the mid-1940s, with the first antibody detection tests, did companies like Gamma begin to develop better products and technologies for identifying antibodies and antigens. Each product was driven by the need for improved patient care; each technology, by the laboratory technologist's demand for accuracy and speed.

Today, as from its founding in 1970, Gamma manufactures and sells IN-VITRO diagnostic reagents that test blood to ensure safe transfusions and to determine certain blood factors.

Over the years, company scientists have contributed to the detection and identification of more than 25 unique blood group factors (of 400 so-far known). Along the way, Gamma has researched, developed and received FDA clearance for a complete line of traditional reagents, the profession's most comprehensive line of monoclonal reagents, and a variety of specialized products for use in the immunohematology laboratory.

The Gamma-ReACT-TM- Test System, the company's newest product, was developed because blood bank technologists asked for an easy-to-use, gel-based system that could lower human error rates. We've received FDA clearance to market the product. We've received a patent on the adherence technology used in the system. Now comes the real challenge - marketing and selling ReACT to a diverse, worldwide customer base - with the inherent risks associated with new products, the individual's natural reluctance to change, and healthcare's ever-shifting rules.

[photo of G. Parrish goes here]

"Domestic customers want quality products and service. Gamma gives them more."

Gary Parrish, senior vice president - national sales, sold Gamma reagents back when building a relationship with the head of immunohematology (the chief blood bank technologist) guaranteed repeat orders. Now he oversees 19 domestic sales representatives who, to sell a capital item like the ReACT Test System, must submit a proposal to laboratory managers, administration personnel, purchasing agents, materials managers and the technologists who will actually use the product.

When introducing a custom product like ReACT, demonstration and training are key to a sale. Thoroughly indoctrinated in using the ReACT system, the Gamma sales force tutors customers on-site. Large group presentations at regional and national meetings, advertising, and even customer-produced posters for professional meetings all present a more complete picture of the product's value than instruction manuals and direction inserts alone. Gamma now offers the ReACT system both to individual customers and as an option on group bids and government contracts.

[photo of four sales representatives goes here]

In addition to servicing their own territories, Ruth Usuriello, MT(ASCP) [left], Marian Fortmann, MT(ASCP)SBB, Nancy Cornwell, MT(ASCP)SBB [seated], and Jim Hall, MT(ASCP), comprise the regional team that helps the rest of Gamma's domestic sales force troubleshoot installation questions and train customers on ReACT.

[two-page photo of filling equipment goes here]

Gamma built a cleanroom around its new Swiss-made, multipart machine that fills, seals, labels (both user label and bar code) and packages the custom disposable strips that will provide a cash flow stream from each ReACT system sold. Rudy Vargas (foreground) and Romina Williams have operated the equipment during the installation phase and will be responsible for ongoing production.

                                   -8 & 9-

"Our job internationally is to increase distributors' business and Gamma's profits."

Raul Alvarez, senior vice president - international business, works in partnership with distributors around the world to sell Gamma reagents, cell products and, now, ReACT. The purchasing process for equipment and disposables varies by country and depends on how the healthcare system is organized. Marketing ReACT in Mexico requires a different strategy from that used in Germany. Economics, politics, local currencies, and blood banking culture all play a role.

Most countries have government-controlled healthcare systems, but they aren't all at the same development stage. For European laboratories, which regularly perform sophisticated antibody screening tests, ReACT is an evolution in gel technology. For South American countries that began screening donors and patients just a few years ago, ReACT is an innovation. In conservative, heavily regulated Japan, the health ministry may evaluate diagnostic products for up to three years before allowing sales to begin. In China, Gamma will have to develop a market for traditional tests before it can introduce an advanced product like ReACT. Meanwhile, through its headquarters and its Netherlands subsidiary, the company provides tutorial programs for both distributors' representatives and their customers on all Gamma products. International customers know they can call on Gamma's Consultation Department to solve complex serological problems and for training in new techniques.

[photo of R. Alvarez goes here]

[two-page photo of workstation goes here]

The ReACT system takes little space in the customer's laboratory. A workstation to hold test tubes and ReACT strips, a small incubator for this fast process, a desktop centrifuge and a viewbox make short work of specific antibody detection tests. Gloria Schlanser, MT(ASCP), trains international distributors and customers in performing tests, using the equipment and reading results.



                                   -12 & 13-

[photo of J. Turner goes here]

"Introducing a new product challenges manufacturing, QC, finance, sales, everyone."

Jimmie Turner, executive vice president and chief operating officer, makes sure reagent products remain on track, while introducing ReACT into the manufacturing process at Gamma's Houston facility. Making room for massive machinery, training technicians, reworking schedules, and seeking FDA clearances of product and process all affect the day-to-day operations. Regardless of the sales effort, products must still be produced before they can be sold, and customer service capabilities must be in place if the ReACT Test System is to succeed as Gamma desires.

To accommodate its new diagnostic product, Gamma remodeled an area for the filling equipment, increased one laboratory's workload by adding 11 new cell products just for ReACT, designed boxes, produced direction inserts, collected data and obtained FDA clearances. Because of the time required to manufacture a single lot of the gel base, Gamma instituted a different procedure from traditional antiserum production. The Quality Control Department added on responsibility for checking each lot of gel, as well as the new cell products. The greatest challenge was the time and money Gamma invested in research; patent applications; outside suppliers for the centrifuge, incubator and disposable strip mold; a ReACT project manager; and staff training, not to mention the hours of meetings required to deal with strategies and details.

[10 bar charts, representing five years each, go here]

Net sales, in $millions
Sales foreign & domestic, in $millions
Net sales per employee, in $thousands
Net income, in $millions
Net income per share - diluted, in $
Working capital, in $millions
Cash flows provided by operations, in $millions
Shareholders' equity, in $millions
Total debt, in $millions
Book value, in $

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

The successful market introduction of the Gamma-ReACT-TM- Test System required the commitment of a significant portion of the company's financial and human resources during fiscal 1998. The investments made to promote the system worldwide, including those to automate the filling and sealing of the disposable test strips used in the system and to build an inventory of the equipment comprising the test system, had a material effect on the company's financial position and results of operations. Promotion and sales of the system outside the U.S. began prior to FDA clearance for domestic marketing, which arrived in September 1997. The domestic sales campaign was launched in late March 1998 after the automated filling equipment was placed on-line. Initial ReACT sales, representing sales of equipment, test strips and specially formulated reagent red cell products, accounted for $400,000, or 2% of total sales in fiscal 1998.

     Current year results also include a $1,154,359 adjustment to the carrying value of the company's facility in Houston, Texas, related to insurance recoveries of damages caused by a fire in September 1997. This nonrecurring item had a significant impact on earnings, raising net income to $1,309,616, a 17% increase over net income of $1,115,820 in 1997. The financial results of fiscal 1997 reflected a payback on previous investments in infrastructure with a 75% increase in operating income to $1,576,255 and a 35% increase in net income to $1,115,820, compared with $898,974 and $823,530 in 1996, respectively.

Revenues

Revenues rose 4% to $18,253,763 after a similar increase in 1997. International sales originating from the United States rose 16%, with ReACT products accounting for half of the increase. To date, Gamma has placed 127 ReACT Test Systems internationally. Gamma Biologicals, B.V., acquired in September 1996, contributed an additional $317,000 to revenues in its first full year as a consolidated subsidiary, a 121% increase over 1997. Domestic sales declined 4% as certain contracts for routine high-volume products were awarded to competitors, several products at the ends of their life cycles were phased out, and pricing pressure remained constant. A 47% increase in revenues from third-party products partially offset declines in other areas. The Gamma-ReACT Test System offers the best opportunity to regain lost ground domestically. Since the ReACT technology is not covered by in-force group contracts, these products may open the door to some purchasing groups from which the company has been excluded. In addition, ReACT reagent red cell products can be used with competing microcolumn test systems, enlarging the base of potential customers. As of June 1998, Gamma has placed 41 ReACT Test Systems domestically and has orders pending for approximately 30 additional systems.

     In May 1998, the contract and articles of association were signed with the Shanghai Blood Center (SBC) of Shanghai, P.R. China to market Gamma reagent products through a 50/50 joint venture named Shanghai Gamma Biologicals Co. Ltd. (Shanghai Gamma). At present, China has no manufacturer dedicated to producing a complete line of blood group typing reagents. The China market for diagnostic blood banking reagents, with approximately 30 million blood donations annually, is 2-1/2 times the size of the U.S. market of 12 million donations and growing. Shanghai Gamma is strictly long-term; progress through government requirements is being made more quickly than expected because of support from SBC officials. The first large order for bulk reagents is under negotiation. Limited product shipments from the joint venture could begin as early as September 1998.

     Under the agreement with Olympus America Inc., Clinical Instruments Division, Gamma is to manufacture a custom line of monoclonal reagents dedicated to the PK series of immunohematology analyzers. Applications for the necessary license supplements were made before the end of calendar 1997 for the first group of reagents. Reagents for Rh phenotyping and typing for the K antigen on the PK 7200 have been developed, and field-test studies to provide data to support an application to the FDA started in June 1998. The Olympus agreement is for an initial term of three years following FDA clearance of the first group, which is not expected before late fiscal 1999. Gamma estimates sales of approximately $500,000 during the first full year of the contract.

     In 1997, revenues rose 4% to $17,554,502 after a 7% decline to $16,940,588 in 1996. Increased sales volume of reagent red cell, RQC and potentiator products and one third-party product offset the loss of $338,000 in revenues from mature, noncore lines that were being phased out. Gamma Biologicals, B.V., our former distributor in the Netherlands, also contributed $262,000 to consolidated revenues. During the six months ended March 31, 1997, Gamma Biologicals, B.V. sold directly to customers in the Netherlands and to certain distributors in Europe and other areas.

Gross Margin

Gross margin as a percentage of sales declined to 54% in 1998 after rising to 55% in 1997. The significant increase in third-party product sales reduced overall margins in 1998. Margins on sales of these products average 17%, versus a 57% margin on revenues from core products. Initial ReACT sales carried a lower gross margin than can be expected in the future, due to the emphasis on equipment rather than consumables (reagent red cell products and test strips). Additionally, manufacturing efficiency was lower than usual because of production slowdowns related to the September fire and to decreased domestic demand for certain products mentioned above. In January 1997, we began the process leading to ISO 9001 certification. More and more customers and regulatory bodies are requesting and/or demanding such certification of suppliers; we anticipate certification by the end of fiscal 1999. Although the required validation and documentation of all manufacturing processes and procedures has increased short-term operating costs, the investment in the certification process should generate future savings through efficiencies achieved by enhancing our quality system.

     The 1997 increase in margin was attributed to economies achieved in converting primary reagent product lines to clone-based raw materials grown in-house and the extension of reagent red cell product shelf life which resulted in reduced manufacturing lead time and allowed for more efficient use of raw materials.

Selling Expenses

Selling expenses rose 17% compared with 1997 and included a full year of expenses for Gamma Biologicals, B.V., as well as increased personnel, travel and entertainment costs necessary to promote Gamma-ReACT and support the increase in export sales. In 1997, selling expenses rose 7% compared with 1996 due to the September 1996 acquisition of

Gamma Biologicals, B.V., increased expenditures for the annual American Association of Blood Banks (AABB) meeting where the ReACT test system was presented, and for travel and promotional materials required to establish new international distributors. Selling expenses should decrease in fiscal 1999 following completion of the market introduction of ReACT.

General and Administrative Expenses

General and administrative expenses rose 25% after falling 14% in 1997. Fees for investor relations and financial advisory services contributed significantly to the increase, as did a full year of depreciation expense on assets related to the computer upgrade implemented in the latter part of fiscal 1997. Other expenses returned to normal levels after decreasing in 1997 due to a reduction in the allowance for doubtful accounts to reflect recent loss experience and the reclassification of state income taxes.

     General and administrative expenses in 1997 did not bear the singular expenditures that burdened 1996. These included legal fees related to patent applications covering ReACT and biosensor technologies, travel associated with the evaluation of potential sites outside the United States to manufacture products awaiting FDA approval, and financial advisory services to assist the company in identifying and reviewing strategic alternatives to enhance shareholder value.

Shipping and Warehouse Expenses

Shipping and warehouse expenses returned to 1996 levels after declining 13% in 1997. Gains in productivity following implementation of a new shipment processing system and product bar coding were more than offset by a 3% rate increase from our predominant domestic freight carrier which has not been passed on to customers and increased depreciation expense.

Research and Development Expenses

Research and development expenses declined 14% after increasing 7% in 1997. Research and development costs associated with ReACT fell as the system received FDA clearance in September 1997 and moved into the production phase. Funding commitments for electro-biosensor research at the University of Wollongong, Australia expired and were not renewed. Although feasibility and specificity of the test system were proven in a laboratory setting, estimates of additional time and cost required to commercialize the technology exceeded the company's expectations. Management believes that currently available resources will be better utilized in projects with greater short- and intermediate-term potential, such as the development of additional microcolumn products and the automation of the ReACT Test System.

Unusual Item

On September 11, 1997, the company's manufacturing facility in Houston, Texas sustained damage from a fire that occurred while the building was unoccupied (see Note 14). Insurance recoveries for property damage associated with events of this type require the recognition of a new cost basis for the rebuilt or replaced assets. As a result, the company recognized an adjustment to the carrying value of the facility to the extent of recoveries received amounting to $1,154,359.

Interest and Other Income

Interest income decreased 4% in 1998 and 22% in 1997 due to a reduction in the amount of funds invested and a change in the investment mix in the prior period. Interest expense declined 23% in 1998 due to normal debt retirement; a 9% domestic reduction in 1997 was offset by interest expense on debt carried by Gamma Biologicals, B.V.

     Other expense increased $41,000 in 1998 due to losses on assets retired and currency exchange losses experienced by Gamma Biologicals, B.V. The other income decline in 1997 was related to the sale of a noncore product technology in 1996.

Income Taxes

The 1998 provision for income taxes remained level with the 1997 provision. The 1997 provision rose 96% due to a 52% increase in income and to deferred taxes provided for temporary differences between the book and tax basis of property additions.

Other

In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income," and SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information". SFAS No. 130 establishes standards for reporting and displaying of comprehensive income and its components. SFAS No. 131 establishes standards for the way that public business enterprises report information about operating segments and related information in interim and annual financial statements. SFAS Nos. 130 and 131 are effective for periods beginning after December 15, 1997. These two statements did not have any effect on the company's 1998 financial statements; however, management is evaluating what, if any, additional disclosures may be required when these statements are implemented.

     The company recognizes the need to ensure that its operations will not be adversely affected by Year 2000 software failures. Software failures due to processing errors arising from calculations using the Year 2000 date are a known risk. The company is addressing this risk to the availability and integrity of financial systems and the reliability of operational systems and is communicating with suppliers of goods and services to coordinate Year 2000 compliance. The risks and costs associated with the company's current computing portfolio have been assessed; estimated costs to achieve compliance should not exceed $50,000 and will be incurred in fiscal 1999.

Liquidity and Capital Resources

Operating Activities

Net cash flows decreased $2,097,000 during the fiscal year ended March 31, 1998 and $2,034,000 during the fiscal year ended March 31, 1997. Reduced cash flows from operating activities accounted for most of the 1998 decline. Although sales increased 4% over the prior period, operating expenses, excluding depreciation and amortization, rose 12%, or $870,000, as outlined above in "Results of Operations". In June 1997, a fee of $200,000 was paid to acquire a nonexclusive license from the owner of a patent issued in several European countries, covering certain technology utilized in the ReACT test strips. A planned buildup of ReACT equipment inventory in connection with the market introduction reduced operating cash by $612,000. Finally, operating cash flows were temporarily restricted by unreimbursed expenditures related to the fire, as mentioned in Note 14; the company was fully reimbursed by its insurance carrier on May 5, 1998.

     The company has contracted with a medical equipment manufacturer to provide automated dispensing and reading devices for use with the Gamma-ReACT Test System. The contract commits the company to purchase 50 dispensers and/or readers during the first three years following FDA clearance to market the devices in the United States. Our estimated cost should range between $650,000 and $1,700,000, depending on product mix. During the third quarter, Gamma Biologicals, B.V. purchased one complete system, consisting of a dispenser and reader, and five readers at a cost of approximately $100,000. These units were purchased in anticipation of the European market introduction planned for mid-1998.

     On May 12, 1998, a claim of patent infringement was filed in the U.S. District Court in Miami, Florida, alleging that the Gamma-ReACT Test System infringes a patent granted to Stiftung fur Diagnostiche, a Swiss foundation. (See Note 15.) Management is confident that the ReACT technology does not infringe any claims made in the plaintiff's patent and intends to vigorously defend the company's position. Since the suit is in the earliest stage of proceedings, management cannot assess the likelihood of a particular outcome or estimate the financial impact of an unfavorable resolution. We do expect that defense costs will have a material impact on fiscal 1999 financial condition and results of operations.

     In 1997, cash flows from operating activities declined $105,000. Cash received from customers increased $462,000. This improvement in cash flow was offset by increased investment in inventory, license fees paid and insurance deposits.

Investing Activities

Cash flows from investing activities remained relatively constant for 1998 after they decreased $1,965,000 in 1997. The company continued to invest in building improvements and the computer network at above-normal levels. Reconstruction following the fire created an opportunity to make other improvements to the manufacturing areas that otherwise might not have been undertaken at this time. We also continued to invest in the computer network to improve efficiency in all areas of the company.

     Fiscal 1999 cash flows from investing activities will be affected by the ramp-up of production at Shanghai Gamma. The company is committed to providing manufacturing equipment and know-how to the joint venture, as well as working capital, consisting of cash and inventory. The timing and amount of the noncash contributions has not yet been determined; the company expects to fund a cash contribution of $225,000 in late August or September 1998. Limited product shipments from the joint venture could begin as early as September 1998.

     In 1997, completing improvements to the shipping area and the computer system, and projects in progress to relocate and streamline the packaging function and to double the monoclonal laboratory capacity, kept capital expenditures at a higher than normal level. The downswing in cash flow from investing activities was partially offset by $143,000 acquired with Gamma Biologicals, B.V.

Financing Activities

Cash flows used in financing activities increased $32,000 in 1998 with the addition of payments on debt acquired with Gamma Biologicals, B.V. Reduced long-term debt payments, with the termination of certain capital leases in October 1996, was responsible for the 1997 decrease in cash flows used in financing activities.

     Customized equipment to automate the filling, sealing and labeling of ReACT test strips was delivered as scheduled in January 1998 and was on-line by March 1998. The installed cost of this equipment was approximately $815,000; the company has entered into a lease agreement to finance the equipment purchase. Modifications to existing space to house the equipment, including the "clean room" required for the filling and sealing operation, were substantially completed prior to the delivery date, at a cost of approximately $100,000.

Future Needs

Although the additional cost of defending the company's position in the patent infringement suit will strain operating cash flows during fiscal 1999, management believes that operating cash flows will be sufficient to meet future operating needs, providing that ReACT sales reach targeted levels. Our existing capital resources, consisting of $1,520,000 in cash and short-term investments and a $1,500,000 revolving credit line, should be sufficient to support development of the Shanghai Gamma joint venture and planned capital improvements during the next 12 months.

     Costs of materials and services have remained relatively stable over the past three years, with the exception of the shipping rate increase in 1998 and the shipping supply increase in 1996. We do not expect operations to be influenced significantly by rising costs in the foreseeable future.

     Management's Discussion and Analysis includes certain forward-looking statements reflecting the company's expectations in the near future, particularly the anticipated contributions of the Gamma-ReACT Test System and the Shanghai Gamma joint venture. However, many factors which may affect actual results, especially market conditions and changing regulations, are difficult to predict. Accordingly, there is no assurance that the company's expectations will be realized.

Statements of Consolidated Income

Year ended March 31,                                     1998           1997          1996
-----------------------------------------------------------------------------------------------

Net sales                                           $  18,253,763  $  17,554,502  $  16,940,588
Cost of sales                                           8,396,753      7,857,815      7,825,828
-----------------------------------------------------------------------------------------------
  Gross margin                                          9,857,010      9,696,687      9,114,760
-----------------------------------------------------------------------------------------------
Operating expenses:
 Selling                                                4,447,107      3,792,115      3,530,721
 General and administrative                             2,654,985      2,122,075      2,468,584
 Shipping and warehouse                                   854,190        756,848        867,209
 Research and development                               1,246,754      1,449,394      1,349,272
-----------------------------------------------------------------------------------------------
   Total operating expenses                             9,203,036      8,120,432      8,215,786
-----------------------------------------------------------------------------------------------
Operating income                                          653,974      1,576,255        898,974
-----------------------------------------------------------------------------------------------
Unusual item: Adjustment
    to carrying value of facility
    related to insurance recoveries                     1,154,359
Other income (expense):
 Interest income                                          195,544        204,554        262,228
 Interest expense                                         (37,430)       (48,449)       (48,350)
 Other income (expense)                                   (50,431)        (9,623)        19,578
-----------------------------------------------------------------------------------------------
  Other income (expense) - net                            107,683        146,482        233,456
-----------------------------------------------------------------------------------------------
Income before income taxes                              1,916,016      1,722,737      1,132,430
Income taxes                                              606,400        606,917        308,900
-----------------------------------------------------------------------------------------------
  Net income                                         $  1,309,616   $  1,115,820     $  823,530
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------
  Weighted average number of common
   shares outstanding assuming dilution                 4,697,694      4,607,518      4,608,771
-----------------------------------------------------------------------------------------------
  Net income per common share - basic                $        .28   $        .24     $      .18
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------
  Net income per common share - diluted              $        .28   $        .24     $      .18
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

Consolidated Balance Sheets

March 31,                                                 1998          1997
--------------------------------------------------------------------------------
Assets
Current assets:
 Cash and cash equivalents                            $ 1,416,768    $ 3,618,970
 Short-term investments                                   100,000        100,000
 Receivables - net of allowance for doubtful
  accounts: 1998 - $118,000; 1997 - $105,505            4,489,387      3,524,585
 Inventories                                            3,969,444      3,658,642
 Prepaid expenses                                         918,333        515,660
 Deferred taxes                                            85,100         73,400
--------------------------------------------------------------------------------
  Total current assets                                 10,979,032     11,491,257
--------------------------------------------------------------------------------
Property:
 Land                                                     284,147        284,147
 Building and improvements                              7,291,220      6,091,377
 Machinery and equipment                                6,449,950      5,261,132
 Furniture and fixtures                                   596,586        599,056
--------------------------------------------------------------------------------
  Total                                                14,621,903     12,235,712
 Less accumulated depreciation and amortization         6,297,958      6,241,338
--------------------------------------------------------------------------------
  Property - net                                        8,323,945      5,994,374
--------------------------------------------------------------------------------
Cash value of life insurance                            2,026,250      1,858,672
Excess of cost over net assets acquired - net             108,645        139,686
Other                                                     695,368        385,538
--------------------------------------------------------------------------------
   Total assets                                       $22,133,240    $19,869,527
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Liabilities and Shareholders' Equity
Current liabilities:
 Current portion of long-term obligations             $   226,835    $   127,761
 Accounts payable - trade                               1,226,771        786,214
 Dividends payable                                        115,270        115,077
 Accrued salaries and other expenses                      288,455        294,748
--------------------------------------------------------------------------------
  Total current liabilities                             1,857,331      1,323,800
--------------------------------------------------------------------------------
Long-term obligations                                     851,240        345,120
--------------------------------------------------------------------------------
Deferred taxes                                            918,200        535,700
--------------------------------------------------------------------------------
Commitments and contingencies
Shareholders' equity:
 Preferred stock - $10.00 par value; 1,000,000 shares
  authorized; none outstanding
 Common stock - $.10 par value; 25,000,000 shares
  authorized; outstanding: 1998 - 4,776,115 shares;
  1997 - 4,762,615 shares                                 477,611        476,261
 Capital in excess of par value                        13,711,791     13,674,209
 Retained earnings                                      5,493,805      4,644,801
 Accumulated translation adjustment                       (25,268)       (10,456)
 Treasury stock at cost: 1998 - 165,353 shares;
  1997 - 159,563 shares                                (1,151,470)    (1,119,908)
--------------------------------------------------------------------------------
  Total shareholders' equity                           18,506,469     17,664,907
--------------------------------------------------------------------------------
   Total liabilities and shareholders' equity         $22,133,240    $19,869,527
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

Statements of Changes in Shareholders' Equity

Year ended March 31,                           1998                       1997                        1996
----------------------------------------------------------------------------------------------------------------------
                                      Shares        Amount        Shares        Amount        Shares           Amount
Common Stock
Balance, beginning of year           4,762,615     $476,261      4,711,365     $471,136      4,700,303        $470,030
Acquisition of wholly
 owned subsidiary                                                   50,000        5,000
Exercise of stock options               13,500        1,350          1,250          125         11,062           1,106
-----------------------------------------------------------------------------------------------------------------------
 Balance, end of year                4,776,115      477,611      4,762,615      476,261      4,711,365         471,136
-----------------------------------------------------------------------------------------------------------------------

Capital in Excess
of Par Value
Balance, beginning of year                       13,674,209                  13,512,836                     13,482,615
Acquisition of wholly
 owned subsidiary                                                               157,500
Exercise of stock options                            37,582                       3,873                         30,221
-----------------------------------------------------------------------------------------------------------------------
 Balance, end of year                            13,711,791                  13,674,209                     13,512,836
-----------------------------------------------------------------------------------------------------------------------

Retained Earnings
Balance, beginning of year                        4,644,801                   3,988,022                      3,619,289
Net income                                        1,309,616                   1,115,820                        823,530
Dividends declared                                 (460,612)                   (459,041)                      (454,797)
-----------------------------------------------------------------------------------------------------------------------
 Balance, end of year                             5,493,805                   4,644,801                      3,988,022
-----------------------------------------------------------------------------------------------------------------------

Translation Adjustments
Balance, beginning of year                          (10,456)
Current year translation
 adjustments                                        (14,812)                    (10,456)
-----------------------------------------------------------------------------------------------------------------------
 Balance, end of year                               (25,268)                    (10,456)
-----------------------------------------------------------------------------------------------------------------------

Treasury Stock
Balance, beginning of year            (159,563)  (1,119,908)      (159,563)  (1,119,908)     (159,169)      (1,118,258)
Purchase of treasury stock              (5,790)     (31,562)                                     (394)          (1,650)
-----------------------------------------------------------------------------------------------------------------------
 Balance, end of year                 (165,353)  (1,151,470)      (159,563)  (1,119,908)     (159,563)      (1,119,908)
-----------------------------------------------------------------------------------------------------------------------
Total shareholders' equity           4,610,762  $18,506,469      4,603,052  $17,664,907     4,551,802      $16,852,086
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

Statements of Consolidated Cash Flows

Year ended March 31,                                     1998           1997           1996
-----------------------------------------------------------------------------------------------
Cash Flows from Operating Activities
Cash received from customers                         $ 18,246,883   $ 17,916,399   $ 17,454,501
Interest received                                         190,916        204,315        149,118
Cash paid to suppliers and employees                  (17,902,748)   (15,722,474)   (15,060,164)
Interest paid                                             (37,430)       (48,444)       (48,350)
Income taxes paid                                        (470,228)      (302,680)      (343,000)
-----------------------------------------------------------------------------------------------
 Net cash provided by operating activities                 27,393      2,047,116      2,152,105
-----------------------------------------------------------------------------------------------

Cash Flows from Investing Activities
Property additions                                     (2,853,738)    (1,609,727)    (1,668,145)
Purchase of investments                                                                (892,709)
Investment in subsidiary                                                 142,659
Increase in cash value of life insurance                 (167,578)      (128,898)      (197,776)
Proceeds from:
 Investments                                                4,909          4,786      3,093,608
 Assets disposed of                                     1,379,359             50         38,618
-----------------------------------------------------------------------------------------------
 Net cash (used in) provided by investing activities   (1,637,048)    (1,591,130)       373,596
-----------------------------------------------------------------------------------------------

Cash Flows from Financing Activities
Payments on long-term obligations                        (128,758)       (96,199)      (172,324)
Exercise of stock options                                  38,932          3,998         31,327
Dividends paid                                           (460,421)      (457,760)      (454,529)
Purchase of treasury stock                                (31,562)                       (1,650)
-----------------------------------------------------------------------------------------------
 Net cash used in financing activities                   (581,809)      (549,961)      (597,176)
-----------------------------------------------------------------------------------------------

Effect of exchange rate fluctuation on cash               (10,738)       (11,434)
Net (decrease) increase in cash                        (2,202,202)      (105,409)     1,928,525
Cash and cash equivalents at beginning of period        3,618,970      3,724,379      1,795,854
-----------------------------------------------------------------------------------------------
  Cash and cash equivalents at end of period         $  1,416,768   $  3,618,970   $  3,724,379
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------

Reconciliation of Net Income to Net Cash
provided by Operating Activities
Net income                                           $  1,309,616   $  1,115,820   $    823,530
Adjustments to reconcile net income
 to cash provided by operating activities:
 Depreciation                                           1,026,506        822,368        650,471
 Amortization of intangibles                               38,817         15,521
 (Gain) loss on disposal of fixed assets               (1,141,181)         3,312            148
 Gain on sale of investments                               (4,628)          (239)      (206,718)
 Deferred taxes                                           361,900        295,600         28,500
 Net effect of changes in operating accounts           (1,563,637)      (205,266)       856,174
-----------------------------------------------------------------------------------------------
     Net cash provided by operating activities       $     27,393   $  2,047,116   $  2,152,105
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Business

The company manufactures and sells a wide variety of highly refined and specialized testing products known as in-vitro diagnostic reagents. The company operates in one industry segment and two geographic areas, the United States and Europe. Customers include numerous hospitals, blood collection centers, medical laboratories and research institutions in more than 50 countries. The company does not have a concentration of credit risk due to its large customer base.

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

Excess of Cost Over Net Assets Acquired

The excess cost over net assets acquired in the purchase of Gamma
Biologicals, B.V. was $155,207 and is being amortized over five years on a straight-line basis. The accumulated amortization was $46,562 at March 31, 1998 and $15,521 at March 31, 1997.

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

Net Income Per Common Share

In February 1997, the Financial Accounting Standards Board (FASB) issued SFAS No. 128, "Earnings Per Share". SFAS No. 128 establishes standards for computing and presenting earnings per share (EPS) and requires restatement of all prior-period EPS data presented.

The company adopted SFAS No. 128 on October 1, 1997. The adoption of SFAS No. 128 did not have a material effect on the company's EPS.

Net income per common share - basic is computed using the weighted average number of shares outstanding during each year. Net income per common share -diluted is computed using the weighted average number of shares and dilutive equivalent shares outstanding during each year. [See Note 9.]

Statements of Consolidated Cash Flows

For purposes of reporting cash flows, cash and cash equivalents include cash on hand and in banks, amounts deposited in money market funds, and certificates of deposit with original maturities of three months or less.

Fair Value of Financial Instruments

The company's financial instruments consist of cash and cash equivalents, short-term investments, accounts receivable, accounts payable and long-term obligations. As of March 31, 1998 and 1997, the fair value of these items approximated the carrying value.

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

Note 2. Inventories

Inventory is valued at the lower of cost (principally FIFO) or market, as follows:

March 31,                                                  1998           1997
-----------------------------------------------------------------------------------
Raw materials                                          $  932,210     $1,144,949
Products in process                                       464,719        432,357
Finished products                                       1,087,878      1,319,605
ReACT equipment                                           611,618
Supplies                                                  873,019        761,731
-----------------------------------------------------------------------------------
  Total                                                $3,969,444     $3,658,642
-----------------------------------------------------------------------------------
-----------------------------------------------------------------------------------

Note 3. Cash Value of Life Insurance

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

Note 4. Long-term Obligations and Credit Agreement

Long-term Obligations

Long-term obligations consist of:

March 31,                                                    1998           1997
------------------------------------------------------------------------------------
Mortgage note, due monthly through 2000                  $  265,523       $353,485
Note payable - foreign, due semiannually through 2000        67,192        119,396
Capital lease, due quarterly through 2004                   745,360
------------------------------------------------------------------------------------
                                                          1,078,075        472,881
Less current portion                                        226,835        127,761
------------------------------------------------------------------------------------
 Total long-term obligations                             $  851,240       $345,120
------------------------------------------------------------------------------------
------------------------------------------------------------------------------------

     The mortgage note bears interest at the bank's base rate, but not less than 7% nor more than 13%. At March 31, 1998, the note bore interest at 9.5%. The mortgage note is collateralized by a first lien on the company's land and building. The foreign note payable bears interest at 7%. The capital lease for a filling and sealing machine for ReACT strips bears interest at 8.82%.

     Long-term obligations mature as follows: $226,835 in 1999; $262,181 in 2000; $238,379 in 2001; $160,336 in 2002; $175,059 in 2003; and $15,285 in
2004.

Credit Agreement

The company has a revolving line of credit agreement under which the company can borrow $1,500,000 at the bank's floating base rate plus 0.5%. The agreement was renewed in August 1997. At March 31, 1998 or during the year then ended, no borrowings were outstanding under this agreement. The company pays no fees nor is required to maintain any compensating balances under this agreement.

     The line of credit agreement provides for maximum amounts that can be outstanding, based on the company's receivables and inventories. Prepayments on this loan may be required when the bases of receivables and inventories, as determined under the agreement provisions, are less than certain defined levels.

     The agreement also contains various provisions that restrict borrowings, capital expenditures, advances and other distributions, and certain direct or contingent liabilities. Dividend payments are restricted to 25% of the company's prior year net income. This restriction was waived for the years ended March 31, 1998, 1997 and 1996. The agreement also provides for the maintenance of certain ratios or amounts relative to working capital, net worth and debt-to-equity. At March 31, 1998, the company was in compliance with the provisions of the agreement.

     Security for the company's obligations under the line of credit agreement includes substantially all of the company's assets, except for the cash value of all life insurance policies and the company's land and building which are pledged as collateral for the mortgage note.

Note 5. Cash Flows Information

Following is a summary of the changes in operating assets and liabilities.

Year ended March 31,                                     1998            1997            1996
-------------------------------------------------------------------------------------------------
Decrease (increase) in:
  Receivables                                        $    38,535      $ 373,941       $ 290,400
  Inventories                                           (306,435)      (483,338)        567,135
  Prepaid expenses                                    (1,408,095)      (142,903)        136,359
  Other assets                                          (317,607)      (121,873)         61,842
Increase (decrease) in:
  Accounts payable                                       422,043        225,179         (77,968)
  Accrued salaries and other expenses                      7,922        (56,272)       (121,594)
-------------------------------------------------------------------------------------------------
Net effect of change in operating accounts           $(1,563,637)     $(205,266)      $ 856,174
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------

      In March 1996, the company outsourced the assembly of plastic droppers and SegmentSamplers-TM-. As a result, inventory of component parts totaling $282,886 was transferred to outside vendors and a corresponding receivable due from the vendors was recorded. This receivable was reduced as assembled parts were delivered, with the cost of components deducted from the vendors' selling price. Additional inventory of $105,000 was transferred to the outside vendors, and the remaining balance was recovered in full by March 31, 1998.

     The company purchased 100% of the outstanding shares of Gamma Biologicals, B.V., effective September 30, 1996, for 50,000 shares of common stock. In conjunction with the acquisition, assets of $336,000 (including $143,000 cash) were received, and liabilities of $313,000 were assumed.

     In June 1997, the company entered into a capital lease agreement for $745,360 for the design, manufacture and installation of a special filling and heat-sealing machine for the ReACT strips. The machine was accepted in March 1998.

Note 6. Stock Option Plans

Under the company's incentive stock option plan, 250,000 shares of its common stock are reserved for grant to various employees. The options become exercisable at 25% per year. The number of shares reserved under the plan will be adjusted for stock splits and stock dividends.

     Options have been granted to certain nonemployee members of the board of directors to purchase shares of common stock. The 1997 Outside Director Stock Option Plan (nonqualified) reserves 100,000 shares of the company's common stock for grant to nonemployee directors.

     The following is a summary of the company's stock option plans:

Year ended March 31,                  1998                   1997                     1996
-----------------------------------------------------------------------------------------------------
                               Number     Average     Number       Average     Number       Average
                             of Shares     Price    of Shares       Price    of Shares       Price
Options outstanding
 at beginning of year         465,775      $4.14     469,025        $4.14     411,337        $4.07
 Options granted              101,680       4.03           0                   73,500         4.25
 Options exercised            (13,500)      2.88      (1,250)        3.20     (11,062)        2.83
 Options canceled             (48,500)      4.41      (2,000)        4.50      (4,750)        3.12
-----------------------------------------------------------------------------------------------------
 Options outstanding
  at end of year              505,455      $4.12     465,775        $4.14     469,025        $4.14
-----------------------------------------------------------------------------------------------------
 Options exercisable
  at end of year              421,455      $4.06     383,399        $4.08     320,900        $3.96
-----------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------
 Options available
  at end of year              303,570                256,750                  334,750
-----------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------

     The company accounts for its stock option plans in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations, under which no compensation cost has been recognized for stock option awards. In fiscal 1998, had compensation cost of the plans been determined consistent with SFAS No. 123, "Accounting for Stock-Based Compensation," the company's pro forma net income would have been $1,158,758 and pro forma basic and diluted earnings per common share would have been $.25 and $.25, respectively. The fair value of options under the company's plans during 1998 was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used: dividend yield of 2.33%, expected volatility of 31.97%, risk-free interest rate of 6.50% and expected lives of 10 years.

Note 7. Shareholder Rights Plan

The company has a shareholder rights plan which expires in September 1999. Under terms of the plan: a) the rights are not exercisable until 10 days after a public announcement that a person or group has acquired or intends to acquire 20% or more of the company's common stock without the consent of the board of directors; and b) each share of common stock has the right to purchase common stock with a value of two times the right's purchase price. The right's purchase price, which is subject to adjustment by the board of directors, is currently $15.00 per right. If exercisable, based upon a closing market price of $4.75 per share at March 31, 1998, a shareholder could purchase, by exercising such right, approximately 6.3 shares of common stock for each share held. The board of directors may elect to redeem the outstanding rights at $.01 per right at any time before the expiration date.

Note 8. Employee Retirement Savings Plan

The company has a 401(k) Retirement Savings Plan. Under the plan's provisions, the company may, at the discretion of the board of directors, match a portion of the employee's annual contribution. All employees over 21 years of age with at least one year of service are eligible for the plan. Company contributions, which are 100% vested after five years of continuous service, were $39,588 in 1998; $37,043 in 1997; and $35,194 in 1996.


Note 9. Earnings Per Share

Year ended March 31,                           1998                              1997                            1996
----------------------------------------------------------------------------------------------------------------------------------
                                  Income      Shares   Per Share    Income      Shares   Per Share    Income    Shares  Per Share
                                                         Amount                            Amount                         Amount

Net income                      $1,309,616                        $1,115,820                        $823,530
Basic EPS
 Income available to
 common shareholders             1,309,616  4,604,826    $0.28     1,115,820  4,577,729   $0.24      823,530  4,545,747   $0.18
Effect of Dilutive Securities:
 Options and Warrants                          92,868                            29,789                          63,024
----------------------------------------------------------------------------------------------------------------------------------
Diluted EPS
  Income available to
  common shareholders
  plus assumed
  conversion                    $1,309,616  4,697,694    $0.28    $1,115,820  4,607,518   $0.24     $823,530  4,608,771   $0.18
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------

Note 10. Income Taxes

Income taxes consist of the following:

Year ended March 31,                                       1998           1997           1996
-----------------------------------------------------------------------------------------------
Current:
 Federal                                                 $185,300       $273,000       $280,400
 State                                                     14,200         13,900
 Foreign                                                   45,000         24,417
-----------------------------------------------------------------------------------------------
  Total current                                           244,500        311,317        280,400
-----------------------------------------------------------------------------------------------
Deferred:
 Federal                                                  361,900        295,600         28,500
-----------------------------------------------------------------------------------------------
  Total deferred                                          361,900        295,600         28,500
-----------------------------------------------------------------------------------------------
   Total                                                 $606,400       $606,917       $308,900
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------

     Income taxes as shown in the statements of consolidated income differ from the amount that would be computed if income before income taxes was multiplied by the United States federal income tax rate (statutory rate) applicable in each year. The reasons for this difference are as follows:

Year ended March 31,                                       1998           1997           1996
-----------------------------------------------------------------------------------------------
Statutory rate                                             34.0%          34.0%          34.0%
Increase (decrease) resulting from:
 Exempt export earnings                                    (2.0)          (2.3)          (4.1)
 Temporary differences related to property                 22.5            8.7           (2.3)
 Research and development credit                                          (7.9)
 Software development                                      (2.7)
 Gain on insurance recoveries                             (20.5)
 Other - net                                                 .3            2.7            (.3)
-----------------------------------------------------------------------------------------------
  Effective tax rate                                       31.6%          35.2%          27.3%
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------

     Significant components of the company's deferred tax assets (liabilities) are as follows:

Year ended March 31,                                        1998           1997
-----------------------------------------------------------------------------------------------
Allowance for doubtful accounts                         $  40,100      $  35,900
Inventory costs capitalized                                31,200         37,500
Other                                                      13,800
-----------------------------------------------------------------------------------------------
 Net current deferred tax asset                            85,100         73,400
-----------------------------------------------------------------------------------------------
Difference between book and tax basis of property,
 plant and equipment                                     (891,900)      (523,900)
Other                                                     (26,300)       (11,800)
-----------------------------------------------------------------------------------------------
 Net noncurrent deferred tax liability                   (918,200)      (535,700)
-----------------------------------------------------------------------------------------------
  Net deferred tax liability                            $(833,100)     $(462,300)
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------

Note 11. Operations by Geographic Area

The company operates within one dominant segment - the manufacture and sale of blood bank and diagnostic products - and has no customer which accounts for 10% or more of its total sales. During the year ended March 31, 1998, the company operated in two geographic areas, the United States and Europe. Prior to the September 30, 1996 acquisition of Gamma Biologicals, B.V., the company operated in one geographic area from which it sold to numerous countries.

Year ended March 31,                                       1998           1997           1996
-----------------------------------------------------------------------------------------------
                                                                     (In thousands)
Net sales to unaffiliated customers:
 United States                                            $11,884        $12,317        $12,260
 Europe                                                     2,565          1,697          1,553
 Mexico, Central and South America                          1,518          1,297          1,020
 Pacific Region                                             1,239          1,382          1,244
 Middle East                                                  754            651            620
 Other                                                        294            211            244
-----------------------------------------------------------------------------------------------
  Total                                                   $18,254        $17,555        $16,941
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------
Export sales from United States to unaffiliated customers:
 Europe                                                   $ 1,433        $ 1,284        $ 1,553
 Mexico, Central and South America                          1,513          1,297          1,020
 Pacific Region                                             1,209          1,382          1,244
 Middle East                                                  742            651            620
 Other                                                        290            211            244
-----------------------------------------------------------------------------------------------
  Total                                                   $ 5,187        $ 4,825        $ 4,681
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------
Export sales from United States to affiliated customers:  $   605        $   151
-----------------------------------------------------------------------------------------------
Income from operations:
 United States                                            $ 1,190        $ 1,078        $   824
 Europe                                                       120             38
-----------------------------------------------------------------------------------------------
  Total                                                   $ 1,310        $ 1,116        $   824
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------
Identifiable assets:
 United States                                            $19,213        $17,468        $16,696
 Europe                                                       595            318
 Corporate                                                  2,325          2,084          1,730
-----------------------------------------------------------------------------------------------
  Total                                                   $22,133        $19,870        $18,426
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------

Note 12. Acquisition of Wholly Owned Subsidiary

Effective September 30, 1996, the company acquired 100% of the outstanding shares of its distributor in the Netherlands, Gamma Biologicals, B.V. Consideration for the acquisition was 50,000 shares of Gamma common stock, valued at $3.25 per share, the market price on the effective date. The acquisition has been accounted for using the purchase method of accounting, and accordingly, the purchase price has been allocated to the assets purchased and the liabilities assumed based upon the fair values at the acquisition date. The excess of the purchase price over the fair values of the net assets acquired was $155,207 and has been recorded as goodwill, which is being amortized over five years.

     Gamma Biologicals, B.V. was formed in November 1993 to market Gamma products and certain noncompeting product lines in the Netherlands. Subsequent to the acquisition, the subsidiary continues to sell directly in the Netherlands, as well as serving as a European distribution center.

Note 13. Sales of Exempt Securities

In June 1997, the company granted to Cyn Del & Co., Inc., a warrant to purchase 100,000 shares of the company's common stock at an exercise price of $5.00 per share (the warrant) pursuant to Section 4(2) of the Securities Act of 1933. The warrant is exercisable by Cyn Del & Co., Inc. at any time prior to June 19, 2002. The company granted the warrant as partial consideration for consulting services to be provided to the company's board of directors by Cyn Del & Co., Inc.

Note 14. Damage to Facility

On September 11, 1997, the company's manufacturing facility in Houston, Texas sustained damage from a fire that occurred while the building was unoccupied. The company was open for business on September 12, and most manufacturing activities resumed within seven days. Reconstruction of affected areas was completed after fiscal year-end.

     The company has insurance for both property damage and business interruption. The full cost of repair or replacement was determined to be $2,506,121. As of March 31, 1998, $1,500,000 had been advanced to the company, and a receivable of $1,001,121 was recorded. Final reimbursement was received from the insurance carrier on May 5, 1998.

     Insurance recoveries for property damage exceeded the depreciated value of the affected assets. As a result, the company recognized in income for the period ended March 31, 1998, an adjustment to the carrying value of the facility amounting to $1,154,359.

Note 15. Commitments and Contingencies

Operating Leases

The company leases certain facilities, equipment and automobiles under operating leases which range from one month to five years. Rent expense charged to income was approximately $333,000 in 1998; $262,000 in 1997; and $239,000 in
1996. Future minimum rental commitments at March 31, 1998 are $834,000, due between two and five years.

Contingencies

On May 12, 1998, a patent infringement claim was filed in U.S. District Court in Florida by Micro Typing Systems, Inc. and Stiftung fur Diagnostiche Forschung (the foundation) alleging that the Gamma ReACT Test System infringes U.S. Patent #5,512,432 granted to the foundation April 30, 1996. The plaintiffs seek a permanent injunction against the continued alleged infringement, an award of treble damages with interest and costs, and reasonable attorney's fees. On January 23, 1998, a former employee filed suit in Harris Country District Court, Texas alleging that the company breached a verbal contract to provide certain post-employment benefits. The plaintiff seeks specific performance of the contract or not less than $1,500,000 in monetary damages. Management is confident that the ReACT technology does not infringe any claims made in the foundation's patent and that the company has not breached any obligations to the former employee.

     Since these matters are in the earliest stages of proceedings and due to uncertainties involved in litigation, management cannot predict the likelihood of a particular outcome or estimate the financial impact of an unfavorable resolution of either matter. However, an unfavorable outcome could have a material adverse effect upon the business and the results of operations in a given reporting period.

Independent Auditors' Report
Gamma Biologicals, Inc.

We have audited the accompanying consolidated balance sheets of Gamma Biologicals, Inc. and subsidiaries (the company) as of March 31, 1998 and 1997, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended March 31, 1998. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the company at March 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 1998, in conformity with generally accepted accounting principles.

/s/ Deloitte & Touche LLP

Houston, Texas
May 22, 1998

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

/s/ Margaret J. O'Bannion

Margaret J. O'Bannion
Senior Vice President - Finance

Quarterly Financial Data (unaudited)

                                                 Operating                  Basic        Diluted
                        Net          Gross         Income        Net     Net Income    Net Income
                       Sales        Margin         (Loss)       Income    Per Share     Per Share
--------------------------------------------------------------------------------------------------
                                        (In thousands, except per share amounts)
Fiscal 1998
First Quarter         $ 4,828        $2,663        $  454       $  309       $.07           $.07
Second Quarter          4,612         2,587           287          321        .07            .07
Third Quarter           4,400         2,411           198          518        .11            .11
Fourth Quarter          4,414         2,196          (285)         162        .04            .03
--------------------------------------------------------------------------------------------------
                      $18,254        $9,857        $  654       $1,310       $.28           $.28
--------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------
Fiscal 1997
First Quarter         $ 4,212        $2,227        $  332       $  220       $.05           $.05
Second Quarter          4,177         2,445           455          332        .07            .07
Third Quarter           4,650         2,464           351          330        .07            .07
Fourth Quarter          4,516         2,561           438          234        .05            .05
--------------------------------------------------------------------------------------------------
                      $17,555        $9,697        $1,576       $1,116       $.24           $.24
--------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------

Market for the Registrant's Common Equity and Related Shareholder Matters

The company's common stock trades on the American Stock Exchange under the symbol GBL. The bid prices included in the following table are from the American Stock Exchange and may not reflect prices in actual transactions. The prices do not include markups, markdowns or commissions.

                        High Closing   Low Closing
                         Bid Price      Bid Price       Dividend
----------------------------------------------------------------
Fiscal 1998
First Quarter             $  4.81        $  3.56         $  .025
Second Quarter               5.75           4.38            .025
Third Quarter                6.38           4.13            .025
Fourth Quarter               5.38           4.31            .025

Fiscal 1997
First Quarter             $  4.50        $  3.75         $  .025
Second Quarter               4.00           2.88            .025
Third Quarter                3.75           3.00            .025
Fourth Quarter               4.00           3.06            .025

     As of June 22, 1998, there were 438 holders of record of the company's common stock. The number does not include shares held in broker or nominee name.

Corporate Data

Officers

David E. Hatcher
Chairman, President & Chief Executive Officer

Jimmie L. Turner
Executive Vice President & Chief Operating Officer

Betty Francis Hatcher
Executive Vice President

Raul F. Alvarez
Senior Vice President - International Business

John Case
Senior Vice President - Regulatory Affairs

Thomas H. Frame
Senior Vice President - Research & Development

Margaret J. O'Bannion
Senior Vice President - Finance & Chief Financial Officer

Gary L. Parrish
Senior Vice President - National Sales

Susan A. Batcha
Vice President - Assistant to Regulatory Affairs

Marilyn K. Moulds
Vice President - Consultation & Education

Lawrence E. Letwin
Corporate Secretary

Directors

David E. Hatcher
Chairman

Richard H. Aster, MD *+
Chairman
Genetic Testing Institute, Inc.
Milwaukee,  Wisconsin
(Medical diagnostic products manufacturer)

Bryan J. Brieden *+
Consultant & former president
Bryan Biologicals, Inc.
Detroit,  Michigan
(Laboratory supplies distributor)

H.H. (Will) Hardee  *+
Senior Vice President
Dain Rauscher
Houston, Texas
(Regional securities firm)

Betty Francis Hatcher

Hayle B. Randolph *+
Blood Services Consultant
Rio Verde and Flagstaff, Arizona

* Member, Audit Committee
+ Member, Compensation/Stock Option Committee

General Counsel
Liddell, Sapp, Zivley, Hill & LaBoon, L.L.P.
Houston, Texas

Auditors
Deloitte & Touche LLP
Houston, Texas

Stock Transfer Agent and Registrar

Please direct communications concerning stock transfer requirements, lost certificates or changes of address to:
     Harris Trust and Savings Bank
     ATTN: Shareholder Services
     P.O. Box A3504
     Chicago, IL 60690-3504
     1-800/577-5042.

Stock Trading

Gamma Biologicals, Inc. common stock trades on the American Stock Exchange using the symbol GBL.

SEC Form 10-K

Gamma will provide its shareholders, without charge, a copy of the company's Annual Report on Form 10-K for the fiscal year ended March 31, 1998, as filed with the Securities and Exchange Commission. Please direct requests to:
     Margaret J. O'Bannion
     Gamma Biologicals, Inc.
     3700 Mangum Road
     Houston, TX  77092.

Financial Mailing List

Shareholders whose stock is held in trust or by a brokerage firm may receive timely financial mailings directly from Gamma by writing to Ms. Margaret J. O'Bannion at the above address.

Annual Meeting

The directors and officers of Gamma Biologicals, Inc. invite interested shareholders to attend the annual meeting at 3:00 p.m. CDT on Tuesday, August 11, 1998, at the company's offices, 3700 Mangum Road, Houston, Texas.

                            -inside back cover-

Gamma Biologicals, Inc.

3700 Mangum Road
Houston, Texas  77092

713/681-8481
FAX  713/956-3333


www.gammabio.com

                                      -back cover-